As filed with the Securities and Exchange Commission on January 8, 2013
Registration No. 333- 183949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________

FORM S-1
(Amendment No. 4)
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

LONGHAI STEEL INC.
(Exact name of registrant as specified in its charter)

Nevada	3310	11-3699388
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification No.)

No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People’s Republic of China
+86 (319) 686-1111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________________

Chaojun Wang
Chief Executive Officer
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People’s Republic of China
+86 (319) 686-1111

Copies to:
Louis A. Bevilacqua, Esq.
Joseph R. Tiano, Jr., Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037
(202) 663-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.001 par value	1,600,003(2)	$1.02(4)	$1,632,003.06	$187.03
Common Stock, $0.001 par value, issuable upon exercise of warrants	960,003(3)	$1.00(5)	$960,003	$110.02
Total	2,560,006		$2,592,006.06	$297.04

(1)

In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)	Represents shares of the Registrant’s common stock being registered for resale that have been issued to the selling stockholders named in this registration statement.

(3)

Represents shares of the Registrant’s common stock issuable upon exercise of three-year warrants to purchase shares of common stock that have been issued to the selling stockholders named in this registration statement.

(4)

Estimated pursuant to Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices reported on the OTC Bulletin Board on September 14, 2012.

(5)	Calculated in accordance with Rule 457(g) based upon the exercise price of the warrants held by selling stockholders named in this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

2

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 8, 2013

2,560,006 Shares

Common Stock, $0.001 par value
____________________________

This prospectus relates to 2,560,006 shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus, which includes:

  1,600,003 shares of common stock; and
  960,003 shares of common stock issuable to the selling stockholders upon the exercise of warrants.

We will not receive any proceeds from the sales by the selling stockholders, but we will receive funds from the exercise of warrants held by the selling stockholders, if exercised for cash.

Our common stock is quoted on the OTC Bulletin Board maintained by the Financial Industry Regulatory Authority, Inc. under the symbol “LGHS.” The closing bid price for our common stock on January 3, 2013 was $0.27 per share, as reported on the OTC Bulletin Board.

Any participating broker-dealers and any selling stockholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ___________, 2013.

TABLE OF CONTENTS

Page

Prospectus Summary	1
Risk Factors	7
Special Note Regarding Forward-Looking Statements	18
Use of Proceeds	19
Determination of Offering Price	19
Market Price of and Dividends on our Common Equity and Related Stockholder Matters	20
Management’s Discussion and Analysis of Financial Condition and Results of Operations	21
Our Corporate History and Structure	30
Our Industry	33
Our Business	35
Description of Property	42
Legal Proceedings	42
Management	43
Executive Compensation	47
Security Ownership of Certain Beneficial Owners and Management	49
Transactions with Related Persons, Promoters and Certain Control Persons; Director Independence	51
Description of Capital Stock	53
Shares Eligible For Future Sale	56
Selling Stockholders	57
Plan of Distribution	60
Legal Matters	62
Experts	62
Where You Can Find More Information	62
Financial Statements	F-0

You should rely only on the information provided in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document.

i

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements, the notes thereto and matters set forth under “Risk Factors.”

Except as otherwise indicated by the context and for the purposes of this prospectus only, references in this prospectus to:

  “we,” “us,” “our,” or the “Company” are to the combined business of Longhai Steel Inc., a Nevada corporation, and its consolidated subsidiaries and variable interest entity, or VIE;

  “Kalington” are to our wholly-owned subsidiary Kalington Limited, a Hong Kong company;

  “Kalington Consulting” are to Kalington’s wholly-owned subsidiary Xingtai Kalington Consulting Service Co., Ltd., a PRC company;

  “Longhai” are to our VIE Xingtai Longhai Wire Rod Co., Ltd., a PRC company;

  “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

  “PRC” and “China” are to the People’s Republic of China;

  “SEC” are to the U.S. Securities and Exchange Commission;

  “Securities Act” are to the Securities Act of 1933, as amended;

  “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

  “Renminbi” and “RMB” are to the legal currency of China; and

  “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

In this prospectus, we are relying on and we refer to information and statistics regarding the Chinese steel industry, which we have obtained from various cited public sources. Any such information is publicly available for free and has not been specifically prepared for us for use or incorporation in this prospectus or otherwise.

THE COMPANY

Overview

We are a manufacturer of steel wire products in eastern China. We produce steel wire ranging from 5.5 mm to 18 mm in diameter on two wire production lines, which have a combined annual capacity of approximately 1.5 million metric tons, or MT, per year. Our products are sold to a number of distributors who transport the wire to nearby wire processing facilities where it is further processed by third parties.

Demand for our steel wire is driven primarily by spending in the construction and infrastructure industries. We have benefited from strong fixed asset investment and construction growth as the PRC has rapidly grown increasingly urbanized and invested in modernizing its infrastructure.

We sell our products to a number of distribution companies that transport our wire to nearby wire processors. Downstream manufacturers process our wire into screws, nails, and wire mesh used to reinforce concrete and for fencing. Our products are manufactured on an on-demand basis, and we usually collect payment in advance. Sales prices are set at the market price for wire on a daily basis. Our customers generally prepay for their orders, and the final price may be adjusted to the market price on the day of pick up. This allows us to maintain a low inventory of both wire and billet and protects us from exposure to commodity price volatility. In order to increase sales and be competitive in the market, we occasionally offer discounted wholesale prices to customers at our discretion. Our sales efforts are directed toward developing long-term relationships with customers who are able to purchase in large quantities.

Our production facilities are located at a 197,500 square meter property in Xingtai, Hebei Province. Our production facilities include a steel rolling mill, the unique feature of which is that two rolling lines are arranged in a “Y”-layout, i.e., two wire drawing lines share one furnace, one coarse and intermediate rolling mill, and other supporting equipment. This particular design facilitates cost savings and higher output at a higher quality. In the third quarter of 2011, we entered into a five year operating lease for a newly constructed wire plant adjacent to our current facilities. The new facility has an area of 90,500 square meters and an annual capacity of 600,000 MT and will increase our production capacity by approximately 60%. The new facility is leased at a yearly cost of $2.2 million from Xingtai Longhai Steel Group Co., Ltd., or Longhai Steel Group, a related party.

Our revenue for the fiscal years ended December 31, 2011 and 2010 was $608 million and $475 million, respectively, and our net income was $11.2 million and $11.3 million, respectively.

Our Industry

According to www.chinaisa.org.cn, the official website of China Iron and Steel Association, China is the world’s largest producer of steel, with annual production in 2010 and 2011 of 627 million MT and 690 million MT, respectively. China accounts for roughly 70% of 2011 global steel production, which equals to twice the total output of the rest of the world combined, according to www.chinaisa.org.cn. The information represents the most recently available data and remains reliable. We did not fund or were otherwise affiliated with any sources we cite. China’s steel industry, while enormous in total scale, is a fractured industry where a great number of producers each account for a small amount of total output. China’s steel industry includes a wide range of producers, including smaller, inefficient backyard operations, huge state owned enterprises beset with unnecessarily large, unionized labor forces and their accompanying pension burdens, as well as newly constructed steel plants possessing facilities built according to the highest technology and efficiency standards in the world.

The steel industry is a fundamental cornerstone of the economy and growth in the steel industry has coincided with consistent and strong growth in the PRC economy as a whole. China’s real gross domestic product, or GDP, year over year quarterly growth has averaged well over 9% since 2000, with a low of 6.1% in the first quarter of 2009, and has rebounded through 2011.

We believe that GDP growth will gradually slow down but remain positive as China continues its industrialization and urbanization process. According to the first China Economy Summit held on January 17, 2010, China’s urbanization ratio is 48%, versus 85% in developed economies and the global average of 55. China’s urbanization rate is expected to increase by 1 percentage point every year for the next 20 years. We believe China’s urbanization will provide sustainable investment and become a key factor in bolstering China’s growth.

Our Growth Strategies

We believe that the market for high quality steel wire will continue to grow in the PRC. The PRC adopted a policy to reduce outdated steel production capacity and make it more difficult to approve new steel wire plant construction in July 2005 in an effort to encourage consolidation of facilities; therefore, our expansion plan is to build capacity through the acquisition of facilities at attractive prices from competitors who lack our management experience, efficient labor force, and financial resources. We plan to continue to improve margins through increased efficiencies in our production process and by adding higher grade steel wire to our product portfolio.

We intend to pursue the following strategies to achieve our goal:

  Expand production utilizing a newly leased facility: In the third quarter of 2011, we entered into a five year operating lease for a newly constructed wire plant adjacent to our current facilities. The new facility has an area of 90,500 square meters and an annual capacity of 600,000 MT. The new facility is leased at a yearly cost of $2.2 million from Longhai Steel Group, a related party. The wire plant produces wire of a higher grade with higher margins than our current products. The facility produces wire made of Carbon Structure Steel, Cold Heading Steel and Welding Rod Steel, with a diameter range of 5.5mm – 18mm, which has a wide range of applications such as steel wire rope, steel strand, steel belted radial tires and steel welding rod. The new facility will increase our production capacity by approximately 60% and will have the capability to produce alloy steel, cold forging steel and welding rods. These higher margin products will allow us to also address demand in additional markets beyond construction and infrastructure.

  Identify and acquire modern, high quality producers at low valuations: In light of a restriction on building new wire making facilities in China, we plan to expand our business and operations through the acquisition of steel wire producers with production facilities in the vicinity of our current facilities. We expect to limit our acquisition targets to producers with facilities that have had a major overhaul or modernization of production machinery in the last 2 – 3 years, as we expect such facilities to achieve better production efficiency, lower maintenance costs and increased output, as compared to less modern facilities, and will help us to more rapidly achieve higher margins and increase our market share.

  Expansion to create economies of scale: We expect that our acquisition of modernized facilities will result in increased wire-making capacity, resulting in greater bargaining power with supplier pricing and otherwise enable us to capitalize on economies of scale and/or widen our product portfolio to produce at higher margins.

Risk Factors

Our ability to successfully operate our business and achieve our goals and strategies is subject to numerous risks as discussed more fully in the section titled “Risk Factors,” including for example:

  our ability to produce steel wire at a consistently profitable margin as we have historically;

  the impact that a downturn or negative changes in the steel market may have on sales;

  our ability to obtain additional capital in future years to fund our planned expansion;

  economic, political, regulatory, legal and foreign exchange risks associated with our operations; or

  the loss of key members of our senior management and our qualified sales personnel.

Any of the above risks could materially and negatively affect our business, financial position and results of operations. An investment in our common stock involves risks. You should read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Our Corporate History and Structure

We were originally incorporated under the laws of the State of Georgia on December 4, 1995. On March 14, 2008, the Georgia Corporation was merged with and into a newly formed Nevada corporation named Action Industries, Inc. Prior to our reverse acquisition of Kalington discussed below, we were primarily in the business of providing prepaid long distance calling cards and other telecommunication products and had not commenced planned principal operations. As a result of our reverse acquisition of Kalington, active business operations were revived. On July 16, 2010, we amended our Articles of Incorporation to change our name to “Longhai Steel Inc.” to reflect our new business.

On March 26, 2010, we completed a reverse acquisition transaction through a share exchange with Kalington and its shareholders, whereby we acquired 100% of the issued and outstanding capital stock of Kalington in exchange for 10,000 shares of our Series A Preferred Stock, which constituted 98.5% of our issued and outstanding capital stock on an as-converted basis as of and immediately after the consummation of the reverse acquisition. As a result of the reverse acquisition, Kalington became our wholly-owned subsidiary and the former shareholders of Kalington became our controlling stockholders.

As a result of our acquisition of Kalington, we now own all of the issued and outstanding capital stock of Kalington, which in turn owns all of the issued and outstanding capital stock of Kalington Consulting. In addition, we effectively and substantially control Longhai through the VIE agreements discussed below.

On March 19, 2010, prior to the reverse acquisition transaction, Kalington Consulting and Longhai entered into a series of agreements, or the VIE Agreements, pursuant to which Longhai became Kalington Consulting’s VIE. The use of VIE agreements is a common structure used to acquire PRC companies, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government. Through the VIE Agreements, we exercise effective control over the operations of Longhai and receive the economic benefits of Longhai. As a result, under United States generally accepted principles, or U.S. GAAP, we are considered the primary beneficiary of Longhai and thus consolidate its results in our consolidated financial statements. See “Our Corporate History and Structure—Our Corporate History—VIE Agreements” for a description of the VIE Agreements.

The following chart reflects our corporate organizational structure:

Corporate Information

We presently maintain our principal office at No. 1 Jingguang Road, Neiqiu County, Xingtai City, Hebei Province, 054000, People’s Republic of China. Our telephone number is (86) 319 686-1111. We maintain a website at www.longhaisteelinc.com. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus. Similarly, information available on other websites that we cite in this prospectus is not incorporated by reference in and is not deemed as a part of this prospectus.

Securities Purchase Agreement

On May 11, 2012, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors 1,600,000 units for $0.75 per unit, for total proceeds of $1.2 million. Each unit entitles the Investors to purchase one share of the Company’s common stock at $0.75 per share and a three-year warrant to purchase one-half of one share of common stock at the exercise price of $1.00 per share. The total shares issued to the Investors were 1,600,003 (the “Shares”), representing approximately 13.3% of the issued and outstanding capital stock of the Company on a fully-diluted basis as of and immediately after consummation of the transactions contemplated by the Securities Purchase Agreement. As part of the compensation for Network 1 Financial Securities, Inc. (“NFS”), our placement agent, we issued to NFS a three-year warrant to purchase 160,001 shares of our common stock, representing 10% of the aggregate number of shares of common stock issued in the private placement, exercisable at $1.00 per share (subject to customary adjustments for stock splits and stock dividends). The closing of the transactions occurred on June 6, 2012 upon the fulfillment of closing conditions contained in the Securities Purchase Agreement. The securities sold to the Investors and the warrants issued to the Investors and NFS are the securities that are subject to the registration statement.

THE OFFERING

Common stock offered by selling stockholders	2,560,006 shares, consisting of 1,600,003 shares of common stock and 960,003 shares of common stock issuable upon the exercise of warrants held by the selling stockholders. This number represents 21.15% of our current outstanding common stock on a fully diluted basis (based on 12,105,421 shares of common stock outstanding as of January 3, 2013).
Common stock outstanding before the offering	12,105,421 shares.
Common stock outstanding after the offering assuming exercise of all outstanding warrants	14,665,421 shares.
Proceeds to us	We will not receive any proceeds from the sale of shares by the selling stockholders. We will, however, receive approximately $960,000 from the exercise of the warrants held by the selling stockholders, if exercised for cash.
Trading market	Our common stock is quoted on the OTC Bulletin Board under the symbol “LGHS.”

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes selected financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary consolidated statement of operations data for the years ended December 31, 2011 and 2010 and the summary balance sheet data as of December 31, 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2010 are derived from our audited consolidated financial statements not included in this prospectus.

Our audited consolidated financial statements for the years ended December 31, 2011 and 2010 are prepared and presented in accordance with U.S. GAAP. The summary consolidated financial data for the periods ended September 30, 2012 and 2011 are derived from our unaudited consolidated financial statements included in this prospectus. The summary financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
Statements of Operations Data
Revenue	$391,077,808	$410,775,293	$608,038,370	$475,022,529
Cost of revenue	(378,987,459)	(400,408,290)	(589,318,547)	(456,446,007)
Gross profit	12,090,349	10,367,003	18,719,823	18,576,522
General and administrative expenses	(2,118,953)	(1,243,942)	(1,603,272)	(2,408,214)
Selling expense	(400,741)	(5,599)	-	-
Impairment on inventory valuation	-	(674,282)	-	-
Other operation expense	(1,493,530)	-	-	-
Income from operations	8,077,125	8,443,180	17,116,551	16,168,308
Interest income	99,203	5,332	8,619	5,047
Interest expense	(1,312,671)	(2,148,980)	(2,382,054)	(876,492)
Other income/(expenses)	11,541	(11,340)	(39,008)	(9,598)
Total other income and expenses	(1,201,927)	(2,154,988)	(2,412,443)	(881,043)
Income before income taxes	6,875,198	6,288,192	14,704,108	15,287,265
Income tax expense	(1,997,573)	(1,608,807)	(3,509,860)	(3,951,602)
Net income	$4,877,625	$4,679,385	$11,194,248	$11,335,663
Earnings per share – basic	$0.45	$0.47	$1.12	$1.14
Earnings per share-diluted	0.44	0.47	1.12	1.14
Weighted average shares outstanding – basic	10,936,830	10,000,000	10,001,401	9,965,068
Weighted average shares outstanding – diluted	10,985,783	10,000,000	10,001,401	9,965,068
Comprehensive Income
Net income	$4,877,625	$4,679,385	$11,194,248	$11,335,663
Other comprehensive income	282,798	1,536,979	1,953,352	1,359,726
Comprehensive income	$5,160,423	$6,216,364	$13,147,600	$12,695,389

	As of September 30,		As of December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
Balance Sheet Data
Current assets	$84,634,031	$71,785,969	$73,444,124	$53,332,563
Total assets	105,089,322	94,929,659	96,055,109	77,981,253
Current liabilities	40,991,312	44,092,512	38,567,258	33,491,127
Total liabilities	40,991,312	44,248,533	38,567,258	33,661,813
Stockholders’ equity	64,098,010	50,681,126	57,487,851	44,319,440

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We face risks related to general domestic and global economic conditions.

Our current operating cash flows provide us with stable funding capacity. However, the uncertainty arising out of domestic and global economic conditions, including the recent disruption in credit markets, poses a risk to the PRC economy and may impact our ability to manage normal relationships with our customers, suppliers and creditors. If the current situation deteriorates significantly, our business could be materially negatively impacted, as demand for our products and services may decrease from a slow-down in the general economy, or supplier or customer disruptions may result from tighter credit markets.

Our business is dependent upon continued infrastructure and construction spending and our growth may be inhibited by the inability of potential customers to fund purchases of our products and services.

Our products are dependent on the continued growth of infrastructure and construction projects in the PRC. There is no guarantee that the PRC will continue to invest in infrastructure and construction.

We may require additional capital to fund our future activities. If we fail to obtain additional capital, we may not be able to fully implement our planned expansion.

Historically, we have financed our business plan and operations primarily with internally generated cash flow and bank borrowings. The success of our planned expansion depends on substantial capital expenditures that may not be sufficiently fueled by internally generated cash flow and bank borrowings. Our future contractual commitments include a five-year operating lease obligation with an annual lease cost of $2.2 million. We entered into the lease agreement on August 1, 2011, with Longhai Steel Group, a related party, for a newly constructed wire plant adjacent to our current facilities. The new facility will enable us to increase our production capacity by approximately 60%. We also require capital to fund the purchase of raw materials and other working capital needs to increase production at the new facility.

If we fail to raise enough capital, we may not be able to fully implement our business plan. Even if additional capital is available, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our projects. In addition, we will require additional working capital to support other long-term growth strategies, which include identifying suitable points of market entry for expansion, growing the number of points of sale for our products, so as to enhance our product offerings and benefit from economies of scale.

Our working capital requirements and the cash flow provided by future operating activities, if any, may vary greatly from quarter to quarter, depending on the volume of business and the level of steel prices during the period. We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long- term growth strategies, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis.

Our quarterly operating results are likely to fluctuate, which may affect our stock price.

Our quarterly revenues, expenses, operating results and gross profit margins vary from quarter to quarter. As a result, our operating results may fall below the expectations of securities analysts and investors in some quarters, which could result in a decrease in the market price of our common stock. The reasons our quarterly results may fluctuate include:

  variations in the price of steel and steel wire;
  changes in the general competitive and economic conditions; and
  delays in, or uneven timing in the delivery of, customer orders.

Period to period comparisons of our results should not be relied on as indications of future performance.

We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.

The steel industry in China is highly competitive. In recent years, numerous competitors, including some large government sponsored steel manufacturers, have entered the steel market in China. Some of our larger competitors, especially government-sponsored facilities, have greater financial, marketing and other resources. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers of employment to our existing and potential employees than we can. Furthermore, increased competition creates pricing pressure on our products, which could reduce our margin and operating income.

Our revenue will decrease if nationwide policy restricting house purchasing continues.

Our products often serve as important components in building materials. Therefore, we are subject to the general changes in economic conditions affecting the real estate and construction segments of the economy. Recent nationwide policy restricting house purchasing has reduced demand for building materials including steel and steel wire products. If there is continued or increased tighten of housing purchase policy, demand for our products and our revenue would be materially and adversely affected.

If we are unable to attract and retain senior management and qualified technical and sales personnel, our operations, financial condition and prospects will be materially adversely affected.

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends upon the continuing employment of our Chief Executive Officer and Interim Chief Financial Officer, Mr. Chaojun Wang, our Chief Technology Officer, and Ms. Dongmei Pan. There is significant competition in our industry for qualified managerial, technical and sales personnel, and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. If we are unable to attract and retain key personnel in the future, our business, operations, financial condition, results of operations and prospects could be materially adversely affected.

We do not carry business interruption insurance, so we have to bear losses ourselves.

We are subject to risk inherent to our business, including equipment failure, theft, natural disasters, industrial accidents, labor disturbances, business interruptions, property damage, product liability, personal injury and death. We carry insurance for our equipment but we do not carry any business interruption insurance or third-party liability insurance to cover risks associated with our business. As a result, if we suffer losses, damages or liabilities, including those caused by natural disasters or other events beyond our control and we are unable to make a claim against a third party, we will be required to bear all such losses from our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Our management may have potential conflicts of interest with our related party, Longhai Steel Group, that could adversely affect our company.

Our Chief Executive Officer, the Interim Chief Financial Officer and primary shareholder, Chaojun Wang, is also the controlling shareholder of Longhai Steel Group. Prior to the reorganization of Longhai in preparation for the reverse merger, Longhai operated largely as a member of Longhai Steel Group. As a result, Longhai had a number of related party transactions with Longhai Steel Group. For example, Longhai purchased substantially all of its steel billets requirement from Longhai Steel Group and leases space from Longhai Steel Group for its facilities.

Although Longhai has taken steps to reduce the number of related party transactions with Longhai Steel Group and has implemented safeguards to reduce the potential for related party transactions to benefit Longhai Steel Group to the detriment of Longhai, any related party transactions between Longhai and Longhai Steel Group may present conflicts of interest for our management. For example, although Longhai’s facility lease agreement with Longhai Steel Group restricts Longhai Steel Group’s ability to unilaterally terminate or change the terms of the lease, Longhai’s management—who also manage Longhai Steel Group — could have an incentive to amend these provisions of the lease to remove these protections or to increase lease payments to the benefit of Longhai Steel Group. Similarly, although Longhai purchases its steel billet needs from third parties (which, in turn, purchase from Longhai Steel Group) rather than from Longhai Steel Group directly, Longhai Steel Group could take steps to increase the costs of such billet to Longhai’s detriment. In particular, Longhai Steel Group is able to supply steel to Longhai less expensively than competitors because, while the base price of steel billet is comparable across the region, (i) Longhai Steel Group’s cost of transporting steel to Longhai is lower given its proximity to Longhai and (ii) Longhai Steel Group can deliver hot steel billet given such proximity, which reduces Longhai’s energy costs and factors into Longhai’s calculation of its true steel billet costs. Longhai Steel Group could use this advantage to increase its price to a level that is higher than it would otherwise charge, knowing that the ultimate price to Longhai would remain comparable after factoring in such additional benefits. At the same time, the management of Longhai could cause Longhai to purchase steel from third parties that purchase from Longhai Steel Group, even where such purchases would not be in Longhai’s best economic interest.

While we have adopted a majority independent board of directors and have implemented a code of ethics to reduce the likelihood of such conflicts of interest, such potential conflicts of interest might occur from time to time, and the effect of any such conflict could be materially adverse to our Company.

Our operation may be adversely affected by the Chinese New Year which falls on the first quarter of each year.

During the one month period around Chinese New Year, many Chinese companies shut down operation. Our customers generally stop their productions during the period. As a result, there is significant decline in demand for our products during the period. In addition, certain customers would stock large amount of inventory prior to the Chinese New Year based on their projection of sale and price after the holiday. Therefore we might face weak demand for another one to two months after the Chinese New Year holiday season. Similarly during the Chinese New Year, our suppliers generally stop or significantly reduce their supply to the Company. In the first quarter of 2012, we temporarily closed our leased production line as a result of insufficient customer demand and shortage of steel billet supply during the Chinese New Year. Again, in the third quarter of 2012, the line was shut down due to insufficient material supply. There can be no assurance that we will not temporarily close our production line in the future.

RISKS RELATED TO THE VIE AGREEMENTS

The PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

Kalington Consulting manages and operates our steel wire production business through Longhai pursuant to the rights it holds under the VIE Agreements. Almost all economic benefits and risks arising from Longhai’s operations are transferred to Kalington Consulting under these agreements. Details of the VIE Agreements are set out in “Our Corporate History and Structure—Our Corporate History—VIE Agreements.”

There are risks involved with the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable. If the VIE Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

  imposing economic penalties;
  discontinuing or restricting the operations of Longhai or Kalington Consulting;
  imposing conditions or requirements in respect of the VIE Agreements with which Longhai or Kalington Consulting may not be able to comply;
  requiring our company to restructure the relevant ownership structure or operations;
  taking other regulatory or enforcement actions that could adversely affect our company’s business; and
  revoking the business licenses and/or the licenses or certificates of Kalington Consulting, and/or voiding the VIE Agreements.

Any of these actions could adversely affect our ability to manage, operate and gain the financial benefits of Longhai, which would have a material adverse impact on our business, financial condition and results of operations.

Our ability to manage and operate Longhai under the VIE Agreements may not be as effective as direct ownership.

We conduct our steel wire production business in the PRC and generate virtually all of our revenues through the VIE Agreements. Our plans for future growth are based substantially on growing the operations of Longhai. However, the VIE Agreements may not be as effective in providing us with control over Longhai as direct ownership. Under the current VIE arrangements, as a legal matter, if Longhai fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) reply on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control Longhai, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

As the VIE Agreements are governed by PRC law, we would be required to rely on PRC law to enforce our rights and remedies under them, and PRC law may not provide us with the same rights and remedies as are available in contractual disputes governed by the law of other jurisdictions.

The VIE Agreements are governed by the PRC law and provide for the resolution of disputes through arbitral proceedings pursuant to PRC law. If Longhai or its shareholders fail to perform the obligations under the VIE Agreements, we would be required to resort to legal remedies available under PRC law, including seeking specific performance or injunctive relief, or claiming damages. We cannot be sure that such remedies would provide us with effective means of causing Longhai to meet its obligations, or recovering any losses or damages as a result of non-performance. Further, the legal environment in China is not as developed as in other jurisdictions. Uncertainties in the application of various laws, rules, regulations or policies in the PRC legal system could limit our liability to enforce the VIE Agreements and protect our interests.

The payment arrangement under the VIE Agreements may be challenged by the PRC tax authorities.

We generate our revenues through the payments we receive pursuant to the VIE Agreements. We could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes, which could result in our being subject to higher tax liability or cause other adverse financial consequences.

The controlling shareholder of Longhai may have potential conflicts of interest with our company that may adversely affect our business.

Mr. Chaojun Wang, our Chief Executive Officer and Interim Chief Financial Officer, is also the largest shareholder of Longhai. Conflicts could arise from time to time between our interests and the interests of Mr. Wang. Conflicts could also arise between us and Longhai that would require our shareholders and Longhai’s shareholders to vote on corporate actions necessary to resolve the conflict. There can be no assurance in any such circumstances that Mr. Wang will vote his shares in our best interest or otherwise act in the best interests of our company. If Mr. Wang fails to act in our best interests, our operating performance and future growth could be adversely affected.

We rely on the approval certificates and business license held by Kalington Consulting and any deterioration of the relationship between Kalington Consulting and Longhai could materially and adversely affect our business operations.

We operate our steel wire production business in China on the basis of the approval certificates, business license and other requisite licenses held by Kalington Consulting and Longhai. There is no assurance that Kalington Consulting and Longhai will be able to renew their licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with Longhai is governed by the VIE Agreements, which are intended to provide us with effective control over the business operations of Longhai. However, the VIE Agreements may not be effective in providing control over the application for and maintenance of the licenses required for our business operations. Longhai could violate the VIE Agreements, become insolvent, suffer from difficulties in its business or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputations and business could be materially harmed.

If Kalington Consulting exercises the purchase option it holds over Longhai’s share capital pursuant to the VIE Agreements, the payment of the purchase price could materially and adversely affect our financial position.

Under the VIE Agreements, Longhai’s shareholders have granted Kalington Consulting an option for the maximum period of time allowed by law to purchase all of the equity interest in Longhai at a price equal to the capital paid in by the transferors, adjusted pro rata for purchase of less than all of the equity interest, unless applicable PRC laws and regulations require an appraisal of the equity interest or stipulate other restrictions regarding the purchase price of the equity interest. Since Longhai is already our contractually controlled affiliate, our exercise of the option would not bring immediate benefits to our Company, and we would only do so if Longhai or its shareholders fail to perform the obligations under the VIE Agreements and we are unable to obtain specific performance, injunctive relief, or other damages in PRC courts, or otherwise protect our interests. The parties have agreed that if the applicable PRC laws and regulations require an appraisal of the equity interest or stipulate other restrictions regarding the purchase price of the equity interest at the time that the option is exercised, then the purchase price will be set at the lowest price permissible under the applicable laws and regulations. However, due to uncertainties in the application of various laws, rules, regulations or policies in PRC legal system, we cannot be sure that if we choose to exercise such option, any appraisal of equity interest or other stipulated restrictions required by PRC law will not materially increase the payment price for the option and adversely affect our results of operations.

RISKS RELATED TO DOING BUSINESS IN CHINA

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company. If such allegations are not proven to be groundless, our company and business operations will be severely affected and your investment in our stock could be rendered worthless.

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

Most of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

  the degree of government involvement;
  the level of development;
  the growth rate;
  the control of foreign exchange;
  the allocation of resources;
  an evolving regulatory system; and
  a lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiary and affiliate in the PRC. Our principal operating subsidiary and controlled affiliate, Kalington Consulting and Longhai, respectively, are subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may have difficulty enforcing judgments against us.

Our principal operating subsidiary and affiliate, Kalington Consulting and Longhai, respectively, are located in the PRC. We conduct most of our current operations in the PRC, and most of our assets are located outside the United States. In addition, most of our officers and directors are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are also located outside the United States. As a result, it could be difficult for investors to effect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiary and/or controlled affiliate. It may also be difficult for you to enforce in U.S. courts judgments predicated on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.8% . These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

All of our revenues are generated in RMB and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar- denominated investments we make in the future. Please refer to a further discussion of exchange rates in the Section titled “Foreign Currency Exchange Rates” of this report.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Restrictions under PRC law on our PRC subsidiary’s ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our sales are earned by our PRC subsidiary. However, as discussed more fully under “Our Business —Regulation—Dividend Distributions,” PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75. Circular 75 requires PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an SPV for the purpose of engaging in an equity financing outside of China. See “Our Business—Regulation—Circular 75” for a detailed discussion of Circular 75 and its implementation.

We have asked our stockholders, who are PRC residents as defined in Circular 75, to register with the relevant branch of SAFE as currently required in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that they can obtain the above SAFE registrations required by Circular 75. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.

On August 9, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, governs the approval process by which a PRC company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the new regulation will require the PRC parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The new regulation allows PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the PRC Ministry of Commerce, or MOFCOM, and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

On March 16, 2007, the National People’s Congress of China passed a new Enterprise Income Tax Law, or EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. See “Our Business—Regulation—Taxation” for a detailed discussion of the EIT Law.

It remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 5% or 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 5% or 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our stock.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on NonResident Enterprises’ Share Transfer that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation, or SAT, released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which was effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China.

Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes. There is uncertainty as to the application of Circular 698. For example, while the term "indirectly transfer" is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our Company complies with the Circular 698. As a result, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anticorruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties and we make all of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents or distributors of our company and its affiliate, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees, and we have implemented a policy to comply specifically with the FCPA. In spite of these efforts, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our company and its affiliate may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where substantially all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, substantially all of our operations are located in China. Since substantially all of our operations and business takes place in China, it may be more difficult for the Staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the China Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

RISKS RELATED TO THIS OFFERING AND THE MARKET FOR OUR COMMON STOCK GENERALLY

Our common stock is quoted on the OTC Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board under the symbol “LGHS.” The OTC Bulletin Board is a significantly more limited market than established trading markets such as the New York Stock Exchange or NASDAQ. The quotation of our shares by the OTC Bulletin Board may result in a less liquid market available for existing and potential shareholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future. We cannot assure you that we will be able to successfully be listed on a national exchange, or that we will be able to maintain such listing.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our stock becomes a “penny stock,” we may be subject to Rule 15g-9 under the Exchange Act, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market, thus possibly making it more difficult for us to raise additional capital.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Future sales or perceived sales of our common stock could depress our stock price.

The registration statement of which this prospectus is a part covers 1,600,003 shares of common stock and 960,003 shares of common stock underlying warrants issued in a private placement closed on June 6, 2012. These shares will become eligible for sale in the public market, subject to limitations imposed by Rule 144 under the Securities Act. See “Shares Eligible for Future Sale.” If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, our stock price could decline. Moreover, the perceived risk of this potential dilution could cause stockholders to attempt to sell their shares and investors to short the shares, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares being offered for sale to increase, our stock price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We may use these proceeds in ways with which you may not agree.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. However, if the warrants are exercised for cash, then we will receive approximately $960,000 in proceeds payable by the selling stockholders upon exercise of the warrants. While we currently intend to use these proceeds for working capital and general corporate purposes, we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of these proceeds. The proceeds may be used for corporate purposes that do not immediately improve our profitability or increase our stock price.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Our controlling stockholder holds a significant percentage of our outstanding voting securities, which could hinder our ability to engage in significant corporate transactions without his approval.

Mr. Chaojun Wang is the beneficial owner of approximately 42.1% of our outstanding voting securities. As a result, he possesses significant influence, giving him the ability, among other things, to exert influence on the election of our directors and to authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Provisions in our Articles of Incorporation and Bylaws or Nevada law might discourage, delay or prevent a change of control of us or changes in our management and, therefore depress the trading price of the common stock.

Our Articles of Incorporation authorize our board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by stockholders. These terms may include preferences as to dividends and liquidation, voting rights, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

In addition, Nevada corporate law and our Articles of Incorporation and Bylaws also contain other provisions that could discourage, delay or prevent a change in control of our Company or changes in its management that our stockholders may deem advantageous. These provisions:

  deny holders of our common stock cumulative voting rights in the election of directors, meaning that stockholders owning a majority of our outstanding shares of common stock will be able to elect all of our directors;

  require any stockholder wishing to properly bring a matter before a meeting of stockholders to comply with specified procedural and advance notice requirements; and

  allow any vacancy on the board of directors, however the vacancy occurs, to be filled by the directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” above. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

  our goals and strategies;

  our future business development, financial condition and results of operations;

  the expected growth of our industry;

  market acceptance of our products;

  our expectations regarding demand for our products;

  our ability to stay abreast of market trends and technological advances;

  competition in our industry;

  governmental policies, licensing and regulations; and

  general economic and business conditions.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. If the warrants are exercised for cash, then we will receive approximately $960,000 in proceeds payable by the selling stockholders upon exercise of the warrants.

We have no specific plan for such proceeds except to generate funds for working capital and general corporate purposes, including to fund potential future acquisitions. As of the date of this prospectus, we have not entered into any purchase agreements, understandings or commitments with respect to any acquisitions.

We will have broad discretion in the way that we use these proceeds. See “Risk Factors—Risks Related to this Offering and the Market for Our Common Stock Generally—We may use these proceeds in ways with which you may not agree.”

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board under the symbol “LGHS.”

The following table sets forth, for the periods indicated, the high and low closing bid prices of our common stock. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Closing Bid Prices(1)
	High	Low
Year Ended December 31, 2012
1st Quarter	$2.25	$0.61
2nd Quarter	1.81	0.69
3rd Quarter	1.36	0.93
4th Quarter	1.17	0.19

Year Ended December 31, 2011
1st Quarter	$-	$-
2nd Quarter	-	-
3rd Quarter	-	-
4th Quarter	0.74	0.42

___________________

(1)	The above table sets forth the range of high and low closing bid prices per share of our common stock as reported on the OTCBB for the periods indicated.

We currently have outstanding 12,105,421 shares of common stock. We also have 960,003 shares of common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, common stock.

All of the shares being registered in this offering may be sold without restriction under the Securities Act, so long as the registration statement of which this prospectus is a part is, and remains, effective. In addition, 1,208,167 shares of our outstanding common stock could be sold under Rule 144.

As of January 3, 2013, there were approximately 520 holders of record of our common stock. This number does not include shares held by brokerage clearing houses, depositories or others in unregistered form.

We have never declared dividends or paid cash dividends. Our board of directors will make any future decisions regarding dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the near future. Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

We are a manufacturer of steel wire products in eastern China. We produce steel wire ranging from 5.5 mm to 18 mm in diameter on two wire production lines, which have a combined annual capacity of approximately 1.5 million MT per year. Our products are sold to a number of distributors who transport the wire to nearby wire processing facilities where it is further processed by third parties.

Demand for our steel wire is driven primarily by spending in the construction and infrastructure industries. We have benefited from strong fixed asset investment and construction growth as the PRC has rapidly grown increasingly urbanized and invested in modernizing its infrastructure.

We sell our products to a number of distribution companies that transport our wire to nearby wire processors. Downstream manufacturers process our wire into screws, nails, and wire mesh used to reinforce concrete and for fencing. Our products are manufactured on an on-demand basis, and we usually collect payment in advance. Sales prices are set at the market price for wire on a daily basis. Our customers generally prepay for their orders, and the final price may be adjusted to the market price on the day of pick up. This allows us to maintain a low inventory of both wire and billet and protects us from exposure to commodity price volatility. In order to increase sales and be competitive in the market, we occasionally offer discounted wholesale prices to customers at our discretion. Our sales efforts are directed toward developing long-term relationships with customers who are able to purchase in large quantities.

Our production facilities are located at a 197,500 square meter property in Xingtai, Hebei Province. Our production facilities include a steel rolling mill, the unique feature of which is that two rolling lines are arranged in a “Y”-layout, i.e., two wire drawing lines share one furnace, one coarse and intermediate rolling mill, and other supporting equipment. This particular design facilitates cost savings and higher output at a higher quality. In the third quarter of 2011, we entered into a five year operating lease for a newly constructed wire plant adjacent to our current facilities. The new facility has an area of 90,500 square meters and an annual capacity of 600,000 MT and will increase our production capacity by approximately 60%. The new facility is leased at a yearly cost of $2.2 million from Longhai Steel Group, a related party.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

  Growth in the Chinese Economy – We operate our facilities in China and derive almost all of our revenues from sales to customers in China. Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. According to data published by the National Statistics Bureau of China, China has experienced significant economic growth, achieving a compound annual growth rate of over 10% in GDP from 1996 through 2010, except in 2009 when the growth rate was 8.7%. The annual growth rate was 9.2% in 2011 and is anticipated to be 8.3% in 2012, which is higher than the government target of 7.5%. China is expected to experience continued growth in all areas of investment and consumption, even in the face of a global economic recession. However, China has not been entirely immune to the global economic slowdown and is experiencing a slowing of its growth rate.

  Supply and Demand in the Steel Market – We are subject to macroeconomic factors dictating the supply and demand of steel and wire in the PRC. Steel commodity prices have been volatile in the past, and while they have stabilized since the first quarter of 2009, our revenues and earnings could be dramatically affected by increases and decreases in raw material and wire costs.

  Infrastructure and Construction Growth – We have in the past benefited from strong growth in fixed asset investment in roads, residential and commercial construction, bridges and other fundamental infrastructure and construction projects in the PRC. As the Chinese economy matures and develops, we expect this growth to slow and fixed asset investment to fall as a percentage of GDP, however, we believe demand for our products will remain strong for many years to come.

Taxation

We are subject to United States tax at a tax rate of 34%. No provision for income taxes in the United States has been made as we have no income taxable in the United States.

Kalington was incorporated in Hong Kong and under the current laws of Hong Kong, is subject to Profits Tax of 16.5% . No provision for Hong Kong Profits Tax has been made as Kalington had no taxable income.

Under the EIT Law, Kalington Consulting and Longhai are subject to an earned income tax rate of 25.0% . See “Our Business—Regulation—Taxation” for a detailed description of the EIT Law and tax regulations applicable to our Chinese subsidiary and VIE.

We are also subject to value added taxes, or VAT, on the sale of our products. The applicable VAT rate is 17% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice in the PRC, we pay VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event that the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty, which can range from zero to five times the amount of the taxes which are determined to be late or deficient. Any tax penalty assessed is expensed as a period expense if and when a determination has been made by the taxing authorities that a penalty is due. We paid VAT in total of $5,813,390 and $6,528,371 in 2011 and 2010, respectively. Since VAT are calculated and paid monthly, as of December 31, 2011, we had a negative balance of VAT payable, which means a deductable balance of $3,643,142.

Results of Operations

Comparison of Nine months Ended September 30, 2012 and September 30, 2011 (Unaudited)

	Nine months Ended		Nine months Ended
	September 30, 2012		September 30, 2011
		% of		% of
	Amount	Revenues	Amount	Revenues
Net revenues	$391,077,808		410,775,293
Cost of sales	(378,987,459)	96.9%	(400,408,290)	97.5%
Gross profit	12,090,349	3.1%	10,367,003	2.5%
General and administrative expenses	(2,118,953)	0.5%	(1,243,942)	0.3%
Selling expense	(400,741)	0.1%	(5,599)	0.0%
Impairment on inventory valuation	-	0.0%	(674,282)	0.2%
Other operation expense	(1,493,530)	0.4%	-	0.0%
Income from operations	8,077,125	2.1%	8,443,180	2.1%
Other income and expense	(1,201,927)	0.3%	(2,154,988)	0.5%
Income before income tax	6,875,198	1.8%	6,288,192	1.5%
Income tax expense	(1,997,573)	0.5%	(1,608,807)	0.4%
Net income	4,877,625	1.2%	4,679,385	1.1%
Other comprehensive income	282,078	0.1%	1,536,979	0.4%
Comprehensive income	$5,160,423	1.3%	6,216,364	1.5%

Net Revenues. Net revenues consist of revenue from the sale of steel wire and scrap metal. Roughly 99% of revenues are derived from wire. Our net revenues decreased $19.7 million, or 4.8%, to $391.1 million in the nine months ended September 30, 2012 from $410.8 million in the same period in 2011. The decrease was primarily attributable to a 17.0% decrease in average wire prices. The sales volume increased from 660,047 MT to 736,876 MT, representing a period over period increase of 11.6% . However, the sales volume increase was not enough to offset the decrease in average wire prices. Due to intensified competition as a result of increased number of government sponsored steel production facilities and nationwide policy restricting house purchasing which reduces demand on building materials including steel, the entire market for steel in China turns down and the wire prices have decreased significantly over the year.

Cost of Sales. Our cost of revenue includes direct costs to manufacture our products, including the cost of raw materials, labor, overhead, energy cost, handling charges, and other expenses associated with the manufacture and delivery of products. Our cost of sales decreased $21.4 million, or 5.3%, to $379.0 million in the nine months ended September 30, 2012, from $400.4 million in the same period in 2011. The cost of sales as a percentage of revenues decreased from 97.5% to 96.9% between the periods. Our cost of sales is largely dictated by fluctuations in steel billet prices as billet typically represents more than 95% of our cost of goods sold. Cost of goods sold per ton of wire sold decreased by 17.7% period over period, mainly was a result of decreased billet price. The average billet price decreased from RMB 3,669 per ton in the nine months ended September 2011 to RMB 3,008 per ton in the same period of 2012, representing a 18.0% decrease, which explains the decrease in cost of sales.

Gross Profit and Gross Margin. Our gross profit increased $1.7 million to $12.1 million in the nine months ended September 30, 2012 from $10.4 million in the same period in 2011. Gross margin improved from 2.5% for the nine months ended September 30, 2011 to 3.1% for the nine months ended September 30, 2012. The increase in gross margin was primarily due to the increase of the spread between billet purchase prices and wire sales price. As billet purchase price decreased by 18.0% , while wire sales price only decreased by 17%, resulting in an improved gross margin.

General and administrative expenses. Our general and administrative expenses consist primarily of compensation and benefits for our staff, professional and advisory fees and other expenses incurred in connection with general corporate purposes. Our general and administrative expenses increased $0.9 million to $2.1 million in the nine months ended September 30, 2012, from $1.2 million in the same period in 2011. The increase was due to increased salary levels and new executive employed and stock option expenses issued to officers and independent directors. Also, during the nine months ended September 30, 2012, we incurred more capital market related expenses.

Selling expenses. Our selling expenses consist primarily of expenses of transporting our products to certain customers. Selling expenses increased approximately $0.4 million to $0.4 million in the nine months ended September 30, 2012, from $5,599 in the same period in 2011. The increase was primarily due to transportation cost incurred when we enter new markets in Hubei Province in China. When we opened up the Hubei market, we assumed the transportation costs to ship our products to customers over there.

Other operation expenses. In the first quarter of 2012, the leased new production line at Longhai was temporarily closed because of insufficient customer demand and a shortage of steel billet supply. The insufficient customer demand was caused by the Chinese New Year season, which is in the first quarter of each calendar year. During the one month period around the Chinese New Year, our customers generally stop their productions. We expect that weak demand during first quarter of each year will remain in the future. However, such weak demand does not always lead to closure of a production line. The shortage of steel billet supply during the first quarter of 2012 was caused by production suspension by our supplier’s maintenance work, which does not happen every year. During the first quarter of 2012 when the new facility was closed, we still incurred various manufacturing overhead expense such as leasing expense, workers compensation and other maintenance costs. Again, in the third quarter of 2012, the line was shut down due to insufficient material supply. As a result, $1,493,530 of manufacturing overhead expense was charged to other operation expenses.

Income Before Income Taxes. Our income before income taxes increased to $6.9 million in the nine months ended September 30, 2012 from $6.3 million in the same period in 2011. This increase was due to an increase in our gross profit partially offset by the increase in our operating expenses as discussed above. In addition, we experienced lower interest expenses in association with decreased use of bank acceptance bills.

Income Tax. Income tax increased to $2.0 million in the nine months ended September 30, 2012 from $1.6 million in the same period in 2011 as we had higher taxable income.

Net Income. In the nine months ended September 30, 2012, we generated net income of $4.9 million, compared to $4.7 million in the same period in 2011. This increase was primarily attributable to the factors discussed above.

Comparison of Fiscal Year Ended December 31, 2011 and December 31, 2010 (Audited)

The following table sets forth key components of our results of operations during the fiscal years ended December 31, 2011 and 2010, both in dollars and as a percentage of our revenue.

	Year Ended		Year Ended
	December 31, 2011		December 31, 2010
		% of		% of
	Amount	Revenue	Amount	Revenue
Revenue	$608,038,370	100.00%	$475,022,529	100.00%
From unrelated party	600,465,272	98.7%	454,868,809	95.8%
From related party	7,573,098	1.3%	20,153,720	4.2%
Cost of revenue	(589,318,547)	96.9%	(456,446,007)	96.1%
Gross profit	18,719,823	3.1%	18,576,522	3.9%
General and administrative expenses	(1,532,224)	0.3%	(2,408,214)	0.5%
Selling expense	(71,048)	0.0%	-	0.0%
Income from operations	17,116,551	2.8%	16,168,308	3.4%
Interest income	8,619	0.0%	5,047	0.0%
Interest expense	(2,382,054)	0.4%	(876,492)	0.2%
Other expenses	(39,008)	0.0%	(9,598)	0.0%
Total other income and expenses	(2,412,443)	0.4%	(881,043)	0.2%
Income before income taxes	14,704,108	2.4%	15,287,265	3.2%
Income tax expense	(3,509,860)	0.6%	(3,951,602)	0.8%
Net income	$11,194,248	1.8%	$11,335,663	2.4%
Other comprehensive income	1,953,352	0.3%	1,359,726	0.3%
Comprehensive income	$13,147,600	2.1%	$12,695,389	2.7%

Revenue. Our revenue increased to $608.0 million in the year ended December 31, 2011 from $475.0 million in 2010, representing a 28% increase. This increase was due to a 16% increase in our revenue per ton of wire sold as a result of an increase in average wire prices. In addition, increased demand for our products increased our sales volume from 906,836MT to 995,755MT, representing year over year growth of 9.7% .

Cost of revenue. Our cost of revenue increased by $132.9 million, or 29%, to $589.3 million in the year ended December 31, 2011, from $456.4 million in 2010. The cost of revenue as a percentage of revenue increased from 96.1% to 96.9% between the years. The increase was primarily attributable to the increase of steel billet prices by 16.6% in 2011 as compared to 2010. Our cost of revenue is largely dictated by movements in steel billet prices as billet typically represents more than 95% of our cost of revenue. Cost of revenue sold per ton of wire sold increased 17% year over year. In addition, increased demand for our products increased our sales volume by 9.7% .

Gross profit and gross margin. Our gross profit is equal to the difference between our revenue and the cost of revenue. Our gross profit increased by $0.1 million to $18.7 million for the year ended December 31, 2011 from $18.6 million for 2010. Gross margin declined from 3.9% for the year ended December 31, 2010 to 3.1% for the year ended December 31, 2011. The decrease in gross margin was primarily due to the narrowing of the spread between billet purchase prices and wire sales prices discussed above, as billet prices increased more than wire prices.

General and administrative expenses. Our general and administrative expenses decreased by $0.9 million to $1.5 million in the year ended December 31, 2011, from $2.4 million in 2010. The decrease was because of lower expenses for being a public company in 2011 than in 2010. Also, there were expenses for options awarded to Dr. Kornotzki, our former CFO and director, of approximately $0.5 million in 2010. On July 15, 2011, Dr. Kornotzki resigned as our CFO and director, and only approximately $0.02 million was vested in year 2011.

Selling expenses. Our selling expenses consist primarily of expenses of transporting our products to certain customers. Prior to 2011, our customers would pick up the products themselves. Starting from 2011, in order to improve our competitiveness and expand to new markets in Hubei Province, we began paying transportation costs for customers in the new markets. As a result, our selling expenses increased to approximately $71,048 in the fiscal year ended December 31, 2011, from $0 in the fiscal year ended December 31, 2010.

Interest expense. Our interest expense increase by $1.5 million to $2.4 million in the year ended December 31, 2011, from $0.9 million in 2010. Such increase was primarily due to increased use of bank acceptance notes. Bank acceptance notes are common instruments used by companies in China to secure credit terms from their suppliers. These instruments feature a local bank guarantee of the payment risk, which is provided for a fee. In these arrangements, a company and a bank enter into a bank acceptance agreement pursuant to which the bank agrees to accept and pay when due the company’s bills payable to the supplier. Cashing in such bank acceptance notes before they mature enables us to purchase more steel billet, our main production input, at a discount. The cost of cashing in said bank acceptance notes early is passed on to the client by way of higher sales prices for non-cash purchases.

Income before income taxes. Our income before income taxes decreased to $14.7 million in the year ended December 31, 2011 from $15.3 million in 2010. This decrease was primarily due to a decrease in our gross profit.

Income tax expense. Our income tax expense decreased to $3.5 million in the year ended December 31, 2011 from $4.0 million in 2010, because of lower taxable income from the Chinese subsidiary.

Net income. As a result of the cumulative effect of the foregoing factors, we generated net income of $11.2 million in the year ended December 31, 2011, compared to $11.3 million in 2010.

Liquidity and Capital Resources

As of September 30, 2012, we had cash and cash equivalents of $943,903, consisting primarily of cash on hand, demand deposits.

The following table sets forth a summary of our cash flows for the periods indicated:

Cash Flows

	Nine months Ended
	September 30,
	2012	2011
Net cash provided by (used in) operating activities	$(2,946,876)	4,254,042
Net cash used in investing activities	(77,334)	(719,926)
Net cash provided by (used in) financing activities	1,200,000	(2,466,020)
Effect of exchange rate changes on cash	2,960	31,733

Net increase (decrease) in cash and cash equivalents	(1,821,250)	1,099,829
Cash and cash equivalents, beginning balance	2,765,153	293,445
Cash and cash equivalents, ending balance	943,903	1,393,274

Operating activities

Net cash used in operating activities was $2.9 million for the period ended September 30, 2012, as compared to net cash provided by operating activities of $4.3 million for the same period in 2011.

The decrease was mainly attributable the following factors:

  Advances to suppliers in the nine months ended September 30, 2012 increased $48.0 million as compared to the same period in 2011.
  Advance to related party decreased $31.8 million.
  Inventory increased $21.9 million.
  Advance from customer increased $18.7 million.

The changes of advance to suppliers and due to related party were caused by the following changes: 1) The Company started to purchase billets from third party trading companies instead of purchasing from the related party. Funds advanced to the related party was repaid and the Company turned the advance payment to the trading companies, and 2) In August 2011, we leased a new facility with annual capacity of 600,000 MT from Longhai Steel Group, at annual cost of $2.2 million. That new facility will increase our production capacity by approximately 60%, which also requires larger amount of advance to suppliers. Advance to suppliers will remain at a higher level if our production operates at its increased capacity. Once we ramp up our production at such increased volume, we do not expect significant impact on our liquidity.

Investing activities

Net cash used in investing activities for the period ended September 30, 2012 was $0.1 million, compared to net cash used in investing activities of $0.7 million during the same period of 2011. This decrease in cash used in investing activities was mainly because there was $0.1 million paid in the nine months ended September 30, 2012 for fixed assets purchased, compared with $0.6 million paid for fixed assets purchased during the same period in 2011.

Financing activities

Net cash provided by financing activities for the period ended September 30, 2012 was $1.2 million, as compared to net cash used in financing activities of $2.5 million during the same period in 2011. The increase was primarily attributable to the gross proceeds of $1.2 million in the June 2012 private placement and a loan received and payment of $4.7 million in the nine months ended September 30, 2012. We also borrowed funds from a third party vendor in 2011. The annual interest rate on the borrowing in 2011 is 20% and is due on demand. The total outstanding borrowing balance was $nil and $3.6 million as of September 30, 2012 and December 31, 2011 respectively. We do not anticipate utilizing this type of funding in the future.

We believe that our cash on hand and cash flows from operations will meet our present cash needs, but we may require additional cash resources to implement our expansion through the acquisition of additional facilities. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. We normally set our gross margin at fixed number regardless the price of our material. That is the spread between steel wire and steel billet. Even though steel billet and wire prices have been moving up and down as much as 30% since 2010, we still maintain the similar range of gross margins per metric ton during the same period. However, our management will closely monitor price changes in the steel industry and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Seasonality

Our operating results and operating cash flows have not historically been subject to seasonal variations, however, the first quarter is usually the slowest quarter because fewer projects are undertaken during and around the Chinese spring festival.

Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition

Retail sales are recognized at the point of sale to customers, are recorded net of estimated returns, and exclude VAT. Wholesales to contracted customers are recognized as revenue at the time the product is shipped and title passes to the customer FOB shipping point.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include revenues; the allowance for doubtful receivables; recoverability of the carrying amount of inventory; fair values of financial instruments; and the assessment of deferred tax assets or liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from these estimates.

Accounts Receivable

Accounts receivable consists of unpaid balances due from wholesale customers. Such balances generally are cleared in the subsequent month when the wholesale customers place another order. We do not provide an allowance for doubtful accounts because we have not experienced any credit losses in collecting these amounts from whole-sale customers.

Impairment of Long-Lived Assets

We account for impairment of property and equipment and amortizable intangible assets in accordance with ASC 360, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires us to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value. There was no impairment of long-lived assets for the period ended September 30, 2012 or the period ended September 30, 2011.

Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a salable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our inventory requirements generally increase as our projected demand requirements or decrease due to market conditions and product life cycle changes. We estimate the demand requirements based on market conditions, sales contracts and orders in hand.

In addition, we estimate net realizable value based on intended use, current market value and inventory ageing analyses. We write down inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and their estimated net realizable value based upon assumptions about future demand and market conditions. Historically, the actual net realizable value has been close to management’s estimate.

Comprehensive Income

We have adopted the provisions of ASC 220 “Reporting Comprehensive Income,” which establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements.

ASC 220 defines comprehensive income as comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities. Our other comprehensive income decreased from the effect of foreign currency translation adjustments were $282,078 and $1,536,979 for nine months ended September 30, 2012 and September 30, 2011 and $1,953,352 and $1,359,726 for years ended December 31, 2011 and December 31, 2010, respectively and are included in the consolidated statement of operation and comprehensive income.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This guidance improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. The guidance provided by this update becomes effective for annual periods beginning on or after December 15, 2011 and interim and annual periods thereafter. These changes become effective for the Company on January 1, 2012. Other than the change in presentation, management has determined that the adoption of these changes will not have a material impact on the Company’s Consolidated Financial Statements.

Foreign Currency Translation/Transactions

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s PRC subsidiaries is the Renminbi (RMB). Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated into U.S. dollars at exchange rates in effect at the balance sheet date; with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the period.

Transactions denominated in currencies other than the functional currency are translated into the functional currency. The resulting exchange differences are included in the determination of net income of the consolidated financial statements for the respective periods.

The balance sheet amounts at September 30, 2012, with the exception of shareholders’ equity, were translated at the exchange rate of 6.3265 RMB to the U.S. $1.00 compared to the exchange rate of 6.3585 and 6.6118 RMB to the U.S. $1.00 at December 31, 2011 and December 31, 2010, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the nine months ended September 30, 2012 and 2011 was 6.3180 RMB and RMB 6.4893 to the U.S. $1.00, respectively. The average translation rates applied to the income and cash flow statement amounts for the year ended December 31, 2011 and 2010 was 6.4640 RMB and 6.7790 RMB to the U.S. $1.00, respectively.

Translation adjustments resulting from this process are included in "accumulated other comprehensive income" in the consolidated statement of stockholders’ equity and were $4,402,694, $4,119,896 and $2,166,544 as of September 30, 2012, December 31, 2011 and December 31, 2010, respectively.

Foreign Currency Exchange Rates

All of our revenues are collected in and substantially all of our expenses are paid in Chinese RMB. We face foreign currency rate translation risks when our results are translated to U.S. dollars. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

The Chinese RMB was relatively stable against the U.S. dollar at approximately 8.28 RMB to the $1.00 U.S. dollar until July 21, 2005 when the Chinese currency regime was altered resulting in a 2.1% revaluation versus the U.S. dollar. This move initially had the effect of pegging the exchange rate of the RMB at 8.11 RMB per U.S. dollar. Now the RMB exchange rate is no longer linked to the U.S. dollar but rather to a basket of currencies with a 0.3% margin of fluctuation resulting in further appreciation of the RMB against the U.S. dollar. Since June 30, 2009, the exchange rate had remained stable at 6.8307 RMB to 1.00 U.S. dollar until June 30, 2010 when the Chinese Central Bank allowed a further appreciation of the RMB by 0.43% to 6.798 RMB to 1.00 U.S. dollar. On September 30, 2012, the RMB traded at 6.3265 to the U.S. dollar.

There remains international pressure on the Chinese government to adopt an even more flexible currency policy and the exchange rate of RMB is subject to changes in China’s government policies which are, to a large extent, dependent on the economic and political development both internationally and locally and the demand and supply of RMB in the domestic market. There can be no assurance that such exchange rate will continue to remain stable in the future amongst the volatility of currencies, globalization and the unstable economies in recent years. Since (i) our income and profit are denominated in RMB, and (ii) the payment of dividends, if any, will be in U.S. dollars, any decrease in the value of the RMB against other foreign currencies would adversely affect the value of the shares and dividends payable to shareholders, in foreign currency terms.

Commodity Prices

We are generally exposed to commodity price swings. Although there is no guaranteed correlation, steel wire prices generally fluctuate with steel prices, but the differential between market prices of steel billet and steel wire also fluctuates. Although we generally hold inventory for the duration of our 24-hour production cycle, sudden changes in the market price of steel and wire may directly impact the valuation of inventory and goods in progress, which influences earnings. So long as the market price differential between billets and wire does not shrink disproportionally, rising steel prices generally work in our favor as inventory purchased at lower prices would appreciate in such a scenario, resulting in additional profits when the wire is sold.

Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." This ASU simplifies how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

OUR CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Background and History of Longhai Steel Inc.

We were originally incorporated under the laws of the State of Georgia on December 4, 1995. On March 14, 2008, the Georgia corporation was merged with and into a newly formed Nevada corporation named Action Industries, Inc., and all of the outstanding shares of the Georgia corporation were exchanged for shares in the surviving Nevada corporation. Prior to our reverse acquisition of Kalington discussed below, we were primarily in the business of providing prepaid long distance calling cards and other telecommunication products and had not commenced planned principal operations. As a result of our reverse acquisition of Kalington, active business operations were revived. On July 16, 2010, we amended our Articles of Incorporation to change our name to “Longhai Steel Inc.” to reflect our new business.

Reverse Acquisition of Kalington

On March 26, 2010, we completed a reverse acquisition transaction through a share exchange with Kalington and its shareholders, whereby we acquired 100% of the issued and outstanding capital stock of Kalington in exchange for 10,000 shares of our Series A Preferred Stock, which constituted 98.5% of our issued and outstanding capital stock on an as-converted basis as of and immediately after the consummation of the reverse acquisition. As a result of the reverse acquisition, Kalington became our wholly-owned subsidiary and the former shareholders of Kalington became our controlling stockholders. The share exchange transaction with Kalington was treated as a reverse acquisition, with Kalington as the acquirer and Longhai Steel Inc. as the acquired party.

As a result of our acquisition of Kalington, we now own all of the issued and outstanding capital stock of Kalington, which in turn owns all of the issued and outstanding capital stock of Kalington Consulting. In addition, we effectively and substantially control Longhai through the VIE Agreements discussed below.

Kalington was established on November 5, 2009 in Hong Kong to serve as an intermediate holding company. On March 18, 2010, Kalington established Kalington Consulting in the PRC. On March 5, 2010, the local government of the PRC issued a certificate of approval regarding the foreign ownership of Kalington Consulting. Longhai, our operating VIE, was established in the PRC on August 26, 2008, as a result of a carve-out from Longhai Steel Group for the purpose of engaging in the production of steel wire. Our Chairman, CEO and Interim CFO, Chaojun Wang, serves as the Chairman of the Board of Directors and General Manager of Longhai and owns 80% of the capital stock in Longhai. Longhai’s additional shareholders are Wealth Index International (Beijing) Investment Co., Ltd. (15% owner), and Wenyi Chen (5% owner). Mr. Wang also owns 80% of the capital stock of and is the chief executive officer of Longhai Steel Group.

On March 18, 2010, prior to the reverse acquisition transaction, Mr. Wang entered into a call option agreement with Jinhai Guo, the sole shareholder of Merry Success Limited, which was the majority shareholder of Kalingon prior to the reverse acquisition, pursuant to which Mr. Wang was granted the right to acquire up to 100% of the shares of Merry Success Limited for fixed consideration within the next three years. The option agreement also provides that Mr. Guo shall not dispose of any of the shares of Merry Success Limited without Mr. Wang’s consent. As a result of the option agreement, right after the reverse acquisition transaction, Mr. Wang beneficially owned a majority of our capital stock and voting power, as well as of Longhai and Longhai Steel Group.

Because of the common control between Kalington, Kalington Consulting and Longhai, for accounting purposes, the acquisition of these entities has been treated as a recapitalization with no adjustment to the historical basis of their assets and liabilities. The restructuring has been accounted for using the “as if” pooling method of accounting and the operations were consolidated as if the restructuring had occurred as of the beginning of the earliest period presented in our consolidated financial statements and the current corporate structure had been in existence throughout the periods covered by our consolidated financial statements.

VIE Agreements

On March 19, 2010, prior to the reverse acquisition transaction, Kalington Consulting and Longhai entered into the VIE Agreements, pursuant to which Longhai became Kalington Consulting’s VIE. The use of VIE agreements is a common structure used to acquire PRC companies, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government. The VIE Agreements include:

  a Consulting Services Agreement through which Kalington Consulting has the right to advise, consult, manage and operate Longhai and collect and own all of the net profits of Longhai;

  an Operating Agreement through which Kalington Consulting has the right to recommend director candidates and appoint the senior executives of Longhai, approve any transactions that may materially affect the assets, liabilities, rights or operations of Longhai, and guarantee the contractual performance by Longhai of any agreements with third parties, in exchange for a pledge by Longhai of its accounts receivable and assets;

  a Proxy Agreement under which the three owners of Longhai have vested their collective voting control over Longhai to Kalington Consulting and will only transfer their respective equity interests in Longhai to Kalington Consulting or its designee(s);

  an Option Agreement under which the owners of Longhai have granted to Kalington Consulting the irrevocable right and option to acquire all of their equity interests in Longhai; and

  an Equity Pledge Agreement under which the owners of Longhai have pledged all of their rights, title and interests in Longhai to Kalington Consulting to guarantee Longhai’s performance of its obligations under the Consulting Services Agreement.

Through the VIE Agreements, we exercise effective control over the operations of Longhai and receive the economic benefits of Longhai. As a result, under U.S. GAAP, we are considered the primary beneficiary of Longhai and thus consolidate its results in our consolidated financial statements.

Private Placement

On June 6, 2012, we completed a private placement transaction with a group of accredited investors, pursuant to which we issued to the investors an aggregate of 1,600,003 shares of our common stock, at a purchase price of $0.75 per share, and three-year warrants for the purchase of an additional 800,002 shares of common stock, exercisable at $1.00 per share (subject to customary adjustments for stock splits and stock dividends). As a result of this private placement, we raised approximately $1.2 million in gross proceeds, which left us with approximately $1.05 million in net proceeds after the deduction of offering expenses in the amount of approximately $150,000.

In connection with the private placement, we agreed to give the investors the right of first refusal in the sale or issuance of our securities. Pursuant to the securities purchase agreement that we entered into with the investors on May 11, 2012, we agreed that, from the date of the agreement until the one (1) year anniversary of the closing date, we will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of our or our subsidiaries’ equity or equity equivalent securities, including, without limitation, any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of common stock or common stock equivalents unless we shall have first complied with the right of first refusal procedures set forth in the securities purchase agreement.

Also in connection with the private placement, we entered into a registration rights agreement with the investors, pursuant to which we are obligated to file a registration statement with the SEC within ninety (90) days following the closing to register the shares of common stock and shares of common stock underlying the warrants issued to the investors. In addition, we agreed to use our commercially reasonable efforts to have the registration statement declared effective as soon as possible thereafter.

Network 1 Financial Securities, Inc., or NFS, served as placement agent in connection with this private placement. As compensation for its services, we paid to NFS a cash commission in the amount of $120,000, representing 10% of the aggregate principal amount of common stock sold in the private placement, and we issued to NFS a three-year warrant to purchase 160,001 shares of our common stock, representing 10% of the aggregate number of shares of common stock issued in the private placement, exercisable at $1.00 per share (subject to customary adjustments for stock splits and stock dividends).

Our Corporate Structure

All of our business operations are conducted through our Hong Kong and Chinese subsidiaries and our VIE. The following chart reflects our corporate organizational structure:

OUR INDUSTRY

According to www.chinaisa.org.cn, China is the world’s largest producer of steel, with annual production in 2010 and 2011 of 627 million MT and 690 million MT, respectively. China accounts for roughly 70% of 2011 global steel production, which equals to twice the total output of the rest of the world combined, according to www.chinaisa.org.cn. The information represents the most recently available data and remains reliable. We did not fund or were otherwise affiliated with any sources we cite. China’s steel industry, while enormous in total scale, is a fractured industry where a great number of producers each account for a small amount of total output. China’s steel industry includes a wide range of producers, including smaller, inefficient backyard operations, huge state owned enterprises beset with unnecessarily large, unionized labor forces and their accompanying pension burdens, as well as newly constructed steel plants possessing facilities built according to the highest technology and efficiency standards in the world.

PRC Macroeconomic Drivers

The steel industry is a fundamental cornerstone of the economy and growth in the steel industry has coincided with consistent and strong growth in the PRC economy as a whole. China’s real gross domestic product, or GDP, year over year quarterly growth has averaged well over 9% since 2000, with a low of 6.1% in the first quarter of 2009, and has rebounded through 2011:

China - GDP Real Growth (Quarterly)

Source: www.chinaisa.org.cn

(The information represents the most recently available data and remains reliable. We did not fund or were otherwise affiliated with any sources we cite.)

We believe that GDP growth will gradually slow but remain positive on the whole as China industrializes further.

Steel Consumption, Construction and Fixed Asset Investment

Steel consumption in the PRC is highly correlated with nominal fixed asset investment, or FAI. Construction is the largest driver of steel usage in China. The following table details steel consumption by economic sector; construction consumes the most steel by a wide margin.

Construction growth has been strong and has rebounded from the financial downturn in late 2008. We expect to continue to benefit from the housing and commercial needs created by urbanization trends and infrastructure trends in the future.

Urbanization

We believe that GDP growth will gradually slow down but remain positive as China continues its industrialization and urbanization process. China’s urbanization ratio is 48%, versus 85% in developed economies and the global average of 55%, according to the first China Economy Summit held on January 17, 2010. China’s urbanization rate is expected to increase by 1 percentage point every year for the next 20 years. Along with the rapid urbanization, the government may need to spend a total of RMB 24 trillion, or approximately $3.8 trillion, on urban infrastructure by 2020 because the number of city residents will continue to increase. We believe China’s urbanization will provide sustainable investment and become a key factor in bolstering China’s growth.

The steel wire market

China has produced roughly 627 million MT of steel wire in 2010 and 690 million MT in 2011. Steel wire is used in a variety of products and serves the construction industry. The chart below details average steel wire prices in RMB we experienced since 2010 in our local market:

Source: http://www.zh818.com/Get/bancai-fx/

OUR BUSINESS

Overview of Our Business

We are a manufacturer of steel wire products in eastern China. We produce steel wire ranging from 5.5 mm to 18 mm in diameter on two wire production lines, which have a combined annual capacity of approximately 1.5 million MT per year. Our products are sold to a number of distributors who transport the wire to nearby wire processing facilities where it is further processed by third parties.

Demand for our steel wire is driven primarily by spending in the construction and infrastructure industries. We have benefited from strong fixed asset investment and construction growth as the PRC has rapidly grown increasingly urbanized and invested in modernizing its infrastructure.

We sell our products to a number of distribution companies that transport our wire to nearby wire processors. Downstream manufacturers process our wire into screws, nails, and wire mesh used to reinforce concrete and for fencing. Our products are manufactured on an on-demand basis, and we usually collect payment in advance. Sales prices are set at the market price for wire on a daily basis. Our customers generally prepay for their orders, and the final price may be adjusted to the market price on the day of pick up. This allows us to maintain a low inventory of both wire and billet and protects us from exposure to commodity price volatility. In order to increase sales and be competitive in the market, we occasionally offer discounted wholesale prices to customers at our discretion. Our sales efforts are directed toward developing long-term relationships with customers who are able to purchase in large quantities.

Our production facilities are located at a 197,500 square meter property in Xingtai, Hebei Province. Our production facilities include a steel rolling mill, the unique feature of which is that two rolling lines are arranged in a “Y”-layout, i.e., two wire drawing lines share one furnace, one coarse and intermediate rolling mill, and other supporting equipment. This particular design facilitates cost savings and higher output at a higher quality. In the third quarter of 2011, we entered into a five year operating lease for a newly constructed wire plant adjacent to our current facilities. The new facility has an area of 90,500 square meters and an annual capacity of 600,000 MT and will increase our production capacity by approximately 60%. The new facility is leased at a yearly cost of $2.2 million from Longhai Steel Group, a related party.

Our Growth Strategies

We believe that the market for high quality steel wire will continue to grow in the PRC. The PRC adopted a policy to reduce outdated steel production capacity and make it more difficult to approve new steel wire plant construction in July 2005 in an effort to encourage consolidation of facilities; therefore, our expansion plan is to build capacity through the acquisition of facilities at attractive prices from competitors who lack our management experience, efficient labor force, and financial resources. We plan to continue to improve margins through increased efficiencies in our production process and by adding higher grade steel wire to our product portfolio.

We intend to pursue the following strategies to achieve our goal:

  Expand production utilizing a newly leased facility: In the third quarter of 2011, we entered into a five year operating lease for a newly constructed wire plant adjacent to our current facilities. The new facility has an area of 90,500 square meters and an annual capacity of 600,000 MT. The new facility is leased at a yearly cost of $2.2 million from Longhai Steel Group, a related party. The wire plant produces wire of a higher grade with higher margins than our current products. The facility produces wire made of Carbon Structure Steel, Cold Heading Steel and Welding Rod Steel, with a diameter range of 5.5mm – 18mm, which has a wide range of applications such as steel wire rope, steel strand, steel belted radial tires and steel welding rod. The new facility will increase our production capacity by approximately 60% and will have the capability to produce alloy steel, cold forging steel and welding rods. These higher margin products will allow us to also address demand in additional markets beyond construction and infrastructure.

  Identify and acquire modern, high quality producers at low valuations: In light of a restriction on building new wire making facilities in China, we plan to expand our business and operations through the acquisition of steel wire producers with production facilities in the vicinity of our current facilities. We expect to limit our acquisition targets to producers with facilities that have had a major overhaul or modernization of production machinery in the last 2 – 3 years, as we expect such facilities to achieve better production efficiency, lower maintenance costs and increased output, as compared to less modern facilities, and will help us to more rapidly achieve higher margins and increase our market share. We have not identified specific acquisition targets that meet our requirement yet.

  Expansion to create economies of scale: We expect that our acquisition of modernized facilities will result in increased wire-making capacity, resulting in greater bargaining power with supplier pricing and otherwise enable us to capitalize on economies of scale and/or widen our product portfolio to produce at higher margins.

Our Products

Our products are steel wires ranging in diameter from 5.5mm to 18mm. All our wires are manufactured in accordance to ISO9001-2000 quality management system standards. Our 6.5mm diameter wires also meet PRC national GB/700-88 standards, the PRC national standard for carbon structural steel. We ensure a low quantity of oxide in our wire to provide our downstream customers with the highest quality products for further processing. Our end customers process the wire into a variety of end products vital to construction and infrastructure, including but not limited to nails, screws, wire mesh, and fencing. Our new facility will have the capability to produce alloy steel, cold forging steel and welding rods.

We sell all of our products in China, with approximately 80% being sold in Hebei province, our largest market. The industrial area in and around the nearby city of Hengshui contains one of the largest collective wire processing capacities in the world. Much of our wire is distributed in this area for further processing.

Domestic economic growth and the accompanying fixed asset investment in construction and infrastructure projects is the major macroeconomic driver of our growth.

Our Production Facilities

We lease 107,000 square meters of space in Xingtai, Hebei province. Our property is comprised of a five-story building for our executive offices, accounting for 1% of our space, and another building which houses our production facilities, occupying approximately 30% of our space, and our warehouse and common areas, accounting for the remaining space.

On August 1, 2011, we entered into an operating lease for a new wire plant adjacent our space with an area of 90,500 square meters.

Our production facilities include a fifth generation steel rolling mill. We utilize a double chamber heating furnace which feeds one coarse and one intermediate rolling mill, and then splits into two wire production lines arranged in a Y-shaped layout. Our new facility is a straight line layout of 492 meters, which is longer than the Y shape facility of 420 meters. We utilize a double-regenerative heating furnace. In the new facility, we also utilize a high pressure water descalling equipment. All this new equipment increases the yield and has the capability to produce alloy steel, cold forging steel and welding rods. These higher margin products will allow us to address demand in additional markets beyond construction and infrastructure.

We have a total capacity of approximately 1,500,000 MT of wire per year. We are operating our facilities with minimum environmental impact. The gas used for heating steel billet in the production process is a by-product of steel manufacturing, so no additional fuels are burnt. 100% of the water used in our production is being recycled.

Our Customers

We sell our products to a number of distribution companies that transport our wire to nearby wire processors. Our products are manufactured on an on-demand basis, and we usually collect payment in advance. Sales prices are set at the market price for wire on a daily basis. Our customers generally prepay for their orders, and the final price may be adjusted to the market price on the day of pick up. This allows us to maintain a low inventory of both wire and billet and largely protects us from exposure to commodity price volatility.

In order to increase sales and be competitive in the market, we occasionally offer discounted wholesale prices to newer or larger customers at our discretion. Our sales efforts are directed toward developing long term relationships with customers who we expect are or will be able to purchase in large quantities. During the year ended December 31, 2011, our top five distributors accounted for 49% of our revenues as follows:

		% of Total
Rank	Customer	Revenue
1	Beixin Building Materials (Group) Co., Ltd.	15%
2	Hebei Huanneng Development Co.,Ltd	13%
3	Jizhong Energy Trading Co., Ltd.	12%
4	Hebei Huatong Co., Ltd.	6%
5	Zhonggang Steel Co., Ltd.	3%
	Total	49%

We pride ourselves on our ability to meet our customers’ demand for high quality products, fast turnaround and timely delivery, and customer support. We believe that our ability to consistently meet or exceed these standards is critical to our success and market share. Our sales department currently has 20 full time employees.

Our Major Suppliers of Raw Materials

The principal raw material used in our products is steel billet. In 2011, steel billet accounted for more than 95% of our production costs. We generally purchase billet only after a customer has made a wire order and therefore avoid a large inventory of billet. This insulates us from commodity price fluctuation risk associated with holding large quantities of raw materials. We are generally able to pass higher costs due to fluctuations in raw material costs directly through to our customers.

Prior to 2009, we purchased our steel billet at a slight discount from Longhai Steel Group, a related entity owned and controlled by our CEO and Interim CFO, Chaojun Wang. However, since 2009, we have purchased our steel billet at prevailing market prices from independent, third party trading companies. While they source their steel billet from local steel manufacturers, including Longhai Steel Group, they provide all of our billets only through Longhai Steel Group. They also function as financing intermediaries to facilitate delivery of steel billets to us. The price of the billets is the published daily commodity index price, ensuring an arm’s length pricing transaction with Longhai Steel Group. Longhai Steel Group is able to supply steel to us less expensively than competitors because, while the base price of steel billet is comparable across the region, (i) Longhai Steel Group’s cost of transporting steel to us is lower given its proximity to us and (ii) Longhai Steel Group can deliver hot steel billet given such proximity, which reduces our energy costs and factors into our calculation of our true steel billet costs. Our purchasing team monitors and tracks movements in steel billet prices daily and provides regular guidance to management to respond quickly to market conditions and aid in long term business planning.

The table below lists our top suppliers as of December 31, 2011, showing the cumulative dollar amount of raw materials purchased from them during the fiscal year ended December 31, 2011 and the percentage of raw materials purchased from each supplier as compared to procurement of all raw materials. All of the listed suppliers are unrelated trading companies.

		Total Purchases	% of Total
Rank	Supplier	(in thousands)	Purchases
1	Beixin Buidling Material (Group) Co., Ltd.	$198,468	36%
2	Xingtai Roller Co., Ltd.	76,210	14%
3	Hebei Huaneng Industrial Development Co., Ltd	71,199	13%
4	Others	211,013	37%
	Total Purchasing Volume	$556,890	100%

Our Competition

Competition within the steel industry in the PRC is intense. There is an estimated 690 million MT of steel capacity in China. Our competitors range from small private enterprises to extremely large state-owned enterprises. We are located in Xingtai, Hebei Province. Hebei is the largest producer of steel by province in the PRC.

There are government restrictions in China related to opening new steel wire manufacturing facilities. Suppliers of steel wire compete largely on the basis of quality standards and order turn-around time. If, for example, a client orders different diameters of steel wire, the production line has to be stopped and adjusted at least once so that wire of a different diameter can be produced. The more often such changes are required, the more order turnaround will be impacted. By efficiently bundling different purchase orders and optimizing production management, we have achieved a significant reduction of order turn-around time (from an average of 21 days to seven days), which gives us a significant advantage over our competitors.

Market participants typically do not compete on price, given the level of margins typical in the steel wire industry.

Transportation cost provides an additional entry barrier for suppliers that are located at larger distances from a given client.

		Estimated
	Production	Capacity	Line Speed
Company	Lines	(in million MTs)	(m/s)	Ownership
Xingtai Steel Company	5	3	90	State Owned
Hebei Xinjin Company	2	0.8	70, 90	Private
Wuan Mingfang Steel Company	2	0.9	90	Private
Yongnian Jianfa Company	1	0.3	60	Private

We operate two production lines with a combined yearly steel wire capacity of 900,000 MT at a line speed of 90 meters per second, and operate one production facility with an annual capacity of 600,000 MT at 90 meters per second, which commenced initial production at the end of the second quarter of 2012 and will become fully operational by the end of 2012.

Private steel product manufacturers in China generally focus on low-end products. Many of our competitors are significantly smaller than we are and use outdated equipment and production techniques. Due to our high quality equipment, economies of scale and management experience, we produce steel wire at higher efficiencies and lower prices than these competitors. The larger state owned enterprises with whom we compete often have oversized, unionized labor forces and associated pension and healthcare liabilities and cannot match our production efficiency. We believe that we distinguish ourselves in the market based on our extremely fast order turnaround, high quality and competitive prices.

Our Employees

As of January 3, 2013, we had 816 full-time and no part-time employees. The following table illustrates the allocation of these employees among the various job functions conducted at our company.

Function	Number of Employees
Management	10
Administrative	12
Accounting	14
Sales	20
Production	760
TOTAL	816

We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulties in recruiting staff for our operations.

Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments to which we are required to contribute 20% of monthly salaries of those employees who have elected to pay their plan contributions through us. Employees from the countryside can opt to pay their contributions in their home village instead, where contributions are lower thus getting higher net pay in return for a lower pension. The compensation expenses related to the state pension plan were $83,206 and $97,197 for fiscal years 2011 and 2010, respectively. In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We have purchased social insurances for some employees.

Insurance

Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we could face liability from the interruption of our business as summarized under “Risk Factors—Risks Related to Our Business—We do not carry business interruption insurance, so we have to bear losses ourselves.” We do not carry business interruption insurance so we could incur unrecoverable losses if our business is interrupted. We do, however, carry standard social insurances as required by PRC law for our employees and commercial insurance for our equipment.

Regulation

Our business is regulated by the national and local laws of the PRC. We believe our conduct of business complies with existing PRC laws, rules and regulations.

General Regulation of Businesses

We believe we are in material compliance with all applicable labor and safety laws and regulations in the PRC, including the PRC Labor Contract Law, the PRC Production Safety Law, the PRC Regulation for Insurance for Labor Injury, the PRC Unemployment Insurance Law, the PRC Provisional Insurance Measures for Maternity of Employees, PRC Interim Provisions on Registration of Social Insurance, PRC Interim Regulation on the Collection and Payment of Social Insurance Premiums and other related regulations, rules and provisions issued by the relevant governmental authorities from time to time, for our operations in the PRC.

According to the PRC Labor Contract Law, we are required to enter into labor contracts with our employees. We are required to pay no less than local minimum wages to our employees. We are also required to provide employees with labor safety and sanitation conditions meeting PRC government laws and regulations and carry out regular health examinations of our employees engaged in hazardous occupations.

Environmental Matters

We are subject to various governmental regulations related to environmental protection. Our manufacturing facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials, including, China’s Environmental Protection Law, China’s Law on the Prevention and Control of Water Pollution and its implementing rules, China’s Law on the Prevention and Control of Air Pollution and its implementing rules, China’s Law on the Prevention and Control of Solid Waste Pollution, and China’s Law on the Prevention and Control of Noise Pollution. We are subject to periodic inspections by local environmental protection authorities. We have received certifications from the relevant PRC government agencies in charge of environmental protection indicating that our business operations are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

Foreign Currency Exchange

All of our sales revenue and expenses are denominated in RMB. Under the PRC foreign currency exchange regulations applicable to us, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Currently, our PRC operating subsidiary and VIE may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, employee salaries (even if employees are based outside of China), and payment for equipment purchases outside of China, without the approval of SAFE by complying with certain procedural requirements. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE. In particular, if our PRC operating subsidiary and VIE borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including MOFCOM, or their respective local branches. These limitations could affect our ability to obtain foreign exchange through debt or equity financing. In the event of a liquidation, SAFE approval is required before the remaining proceeds can be expatriated from China.

Taxation

On March 16, 2007, the National People’s Congress of China passed the EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Before the implementation of the EIT Law, foreign invested enterprises, or FIEs, established in the PRC, unless granted preferential tax treatments by the PRC government, were generally subject to an earned income tax, or EIT, rate of 33.0%, which included a 30.0% state income tax and a 3.0% local income tax. The EIT Law and its implementing rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our organization’s global income will be subject to PRC income tax of 25%. For detailed discussion of PRC tax issues related to resident enterprise status, see “Risk Factors—Risks Related to Doing Business in China—Under the Enterprise Income Tax Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

In addition, the EIT Law and its implementing rules generally provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, effective as of January 1, 2007, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Kalington is a Hong Kong company and owns 100% of Kalington Consulting, under the aforesaid arrangement, any dividends that Kalington Consulting pays Kalington may be subject to a withholding tax at the rate of 5%. However, if Kalington is not considered to be the “beneficial owner” of such dividends under the Notice Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, promulgated by the State Administration of Taxation on October 27, 2009, such dividends would be subject to the withholding tax rate of 10%. The withholding tax rate of 5% or 10% applicable to Kalington will have a significant impact on the amount of dividends to be received by the Company and ultimately by stockholders.

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to some or all of the refund of VAT that it has already paid or borne.

Dividend Distribution

Under applicable PRC regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, an FIE in China is required to set aside at least 10.0% of its annual after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of an FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Circular 75

On November 1, 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, which regulates the foreign exchange matters in relation to the use of a special purpose vehicle, or SPV, by PRC residents to seek offshore equity financing and conduct “round trip investment” in China. Under Circular 75, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or PRC entities for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents or PRC entities in onshore companies, while “round trip investment” refers to the direct investment in China by the PRC residents through the SPVs, including, without limitation, establishing FIEs and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling a SPV, PRC residents and PRC entities are required to complete foreign exchange registration with the local offices of SAFE for their overseas investments.

Circular 75 applies retroactively. PRC residents who have established or acquired control of the SPVs which have completed “round-trip investment” before the implementation of Circular 75 shall register their ownership interests or control in such SPVs with the local offices of SAFE before March 31, 2006. An amendment to the registration is required if there is a material change in the SPV, such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant FIEs, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As we stated under “Risk factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us,” we have asked our stockholders, who are PRC residents as defined in Circular 75, to register with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, many of the terms and provisions in Circular 75 remain unclear and implementation by central SAFE and local SAFE branches of Circular 75 have been inconsistent since their adoption. Therefore, we cannot predict how Circular 75 will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders.

DESCRIPTION OF PROPERTY

We lease 107,000 square meters of space in Xingtai, Hebei province, pursuant to a lease agreement, dated October 1, 2008, as amended, with no specific lease period between Longhai and Longhai Steel Group, our related party. We are required to make an annual lease payment of RMB 193,831.66 (approximately $29,986), payable on a semiannual basis, on or before the 15th day of each payment month. This lease may only be terminated or amended with the prior agreement of both parties, and Longhai Steel Group does not have the authority to increase rental payments in the absence of such mutual agreement. Our property is comprised of a five-story building for our executive offices, accounting for 1% of our space, and another building which houses our production facilities, occupying approximately 30% of our space, and our warehouse and common areas, accounting for the remaining space.

On August 1, 2011, we entered into an operating lease with Longhai Steel Group for a wire plant adjacent to Longhai with an area of 90,500 square meters. The new facility is leased at a yearly cost of $2.2 million. The annual lease cost is equal to the financing and depreciation costs as determined by the same schedule as our current wire facility and Longhai Steel Group as reported to the local tax authority.

Our production facilities include a fifth generation steel rolling mill. We utilize a double chamber heating furnace which feeds one coarse and one intermediate rolling mill, and then splits into two wire production lines arranged in a Y-shaped layout. Our new facility is a straight line layout of 492 meters, which is longer than the Y shape facility of 420 meters. We utilize a double-regenerative heating furnace. In the new facility, we also utilize a high pressure water descalling equipment.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, cash flows, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name and position of each of our current executive officers and directors.

NAME	AGE	POSITION
Chaojun Wang	56	Chairman, Chief Executive Officer, Interim Chief Financial Officer and President
Dongmei Pan	49	Chief Technology Officer

Mr. Chaojun Wang. Mr. Wang has served as our Chairman and Chief Executive Officer since March 2010 and has served as the Chief Executive Officer of Longhai since its inception in 2008. He has also served as Chairman of Longhai Steel Group, our related party, since 1999. Mr. Wang was appointed as the Interim Chief Financial Officer on September 17, 2012. Mr. Wang is also a member of the local parliament and holds a Bachelor’s Degree in enterprise management from the Shijiazhuang Railway College.

Ms. Dongmei Pan. Ms. Pan has served our Chief Technology Officer since March 26, 2010 and as Longhai’s Chief Technology Officer since its inception in October 2008. Ms. Pan graduated from Hebei Polytechnic University with a bachelor’s degree in metal processing. Previous work experience includes chief technology officer of Xingtai Steel Co Ltd from 1983 to 1995, chief technology officer of Henan Luoherenhe Steel Wire Co Ltd from 1995 to 1998 and vice-manager and chief technology officer of our predecessor company, Longhai Steel Group from 2003 to 2008. She published articles about the steel market and is a certified steel rolling and wire production engineer.

Directors are elected until their successors are duly elected and qualified.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Director Qualifications

Directors are responsible for overseeing our business consistent with their fiduciary duty to stockholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board of Directors that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole, but not necessarily by each director. The Board considers the qualifications of directors and director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by stockholders, the Board considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Board determines are pertinent in light of the current needs of the Board. The Board also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board requires that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of our current needs and business priorities. We are a U.S. public company that manufacturers and sells steel wire products in eastern China. Therefore, the Board believes that a diversity of professional experiences in the steel industry in China, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board.

Summary of Qualifications of Directors

Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of our directors. For more detailed information, please refer to the biographical information for each director set forth above.

Mr. Chaojun Wang. Mr. Wang has served as our Chairman and Chief Executive Officer since March 2010 and has served as the Chief Executive Officer of Longhai since its inception in 2008. He has also served as Chairman of Longhai Steel Group, our related party, since 1999. Mr. Wang was appointed as the Interim Chief Financial Officer on September 17, 2012. He contributes invaluable long-term knowledge of our business and operations and extensive experience in the Chinese steel industry.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Transactions with Related Persons, Promoters and Certain Control Persons; Director Independence,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2011 and 2010

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

		Salary	Option Awards	Total
Name and Principal Position	Year	($)	($)	($)
Chaojun Wang,	2011	37,129	-	37,129
Chief Executive Officer	2010	10,325	-	10,325
Interim Chief Financial Officer (1)
Eberhard Kornotzki,	2011	10,000	20,761	30,761
Former Chief Financial Officer (2)	2010	18,000	519,006	537,006

(1)

On March 26, 2010, we acquired Kalington in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Chaojun Wang became our Chief Executive Officer. Prior to June 2010, Mr. Wang did not receive any annual, long term and other compensation from the Company or any of its subsidiaries or affiliates. Mr. Wang was appointed as the Interim Chief Financial Officer on September 17, 2012.

(2)

Dr. Eberhard Kornotzki served as our Chief Financial Officer from April 1, 2010 until July 15, 2011. The option awards in 2010 represents options granted to Dr. Kornotzki, in accordance with his employment agreement, to purchase 200,000 shares on April 1, 2010, as described in Note 14 – Stock Option Plan in the accompanying financial statements. None of the options has been exercised so far.

Summary of Employment Agreements and Material Terms

Prior to our reverse acquisition of Kalington, our operating subsidiary was a private limited company organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders. In addition, each employee is required to enter into an employment agreement. Accordingly, all our employees, including management, have executed our employment agreement. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.

Mr. Chaojun Wang’s employment agreement provides for an annual salary of RMB 240,000 (approximately $37,129), commencing June 1, 2010.

On July 15, 2011, we entered into an employment agreement with Mr. Heyin Lv, our Chief Financial Officer, pursuant to which Mr. Lv is compensated $542 a month. The term of his employment agreement is from July 15, 2011 to July 15, 2016. Mr. Lv resigned on August 28, 2012.

On December 21, 2011, we entered into an employment agreement with Mr. Steven Ross, our Executive Vice President, pursuant to which Mr. Ross receives compensation of $10,000 per month commencing January 1, 2012, increasing to $20,000 per month in the event certain conditions are met. We also granted to Mr. Ross an option to purchase 300,000 shares of our common stock, with half exercisable and vesting on January 1, 2012 and the remaining half exercisable and vesting on December 31, 2012. The option exercise price per share is $0.13, the market bid price of our common stock on December 21, 2011. On April 19, 2012, the Company and Mr. Ross entered into a restricted shares grant agreement pursuant to which Mr. Ross was granted 290,000 shares of common stock, par value $0.001 with such restricted stock vesting on April 19, 2012. Meanwhile, the option agreement, dated December 21, 2011, between the Company and Mr. Ross was cancelled.

Other than the salary and necessary social benefits required by the government, which are defined in their employment agreements, we currently do not provide other benefits to our officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the equity awards outstanding at December 31, 2011 for each of our named executive officers.

Name	OPTION AWARDS
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Eberhard Kornotzki	150,000	50,000	-	6.00	-

On April 1, 2010, we granted to Dr. Kornotzki a 5-year option to purchase 200,000 shares of our common stock, at an exercise price of $6.00 per share. Half of the options were immediately exercisable and one-fourth vest on each anniversary date of the grant over the next two years. On July 15, 2011, Dr. Kornotzki resigned as our CFO and director. He did not exercise any of his options within six months after the resignation. The exercisable and vested options are considered expired and no longer exercisable.

We use the Black-Scholes option pricing model to measure the fair value of stock options. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of our stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. See also Note 14 – Stock Option Plan in the accompanying financial statements.

Compensation of Directors

No member of our Board of Directors received any compensation for services as a director during the year ended December 31, 2011.

On January 11, 2012, Dr. Michael Grieves, Mr. Jeff Cooke and Mr. Marshall Toplansky were appointed to our Board of Directors. At such time, each director entered into our form of Independent Director Agreement, pursuant to which each director will receive $2,500 per Board meeting as compensation. In addition, Dr. Grieves was granted an option to purchase 40,000 shares of our common stock and each of Messrs. Cooke and Toplansky was granted an option to purchase 30,000 shares of our common stock, with half vesting on January 11, 2012 and the remaining half vesting on December 31, 2012. The option exercise price per share is $0.70, the market bid price of our common stock on January 11, 2012. Mr. Toplansky resigned on April 30, 2012. The independent director agreement and the option agreement entered into between the Company and Mr. Toplansky on January 11, 2012 were subsequently cancelled. On May 4, 2012, Mr. Josh Howell was appointed to fill the vacancy. On May 4, 2012, Mr. Howell entered into the Company’s form of Independent Director Agreement, pursuant to which he will receive as compensation $2,500 per board meeting. In addition, Mr. Howell has entered into the Company’s form of Stock Option Agreement, under which he was granted an option to purchase 30,000 shares of the Company’s common stock, with half vesting on May 4, 2012 and the remaining half vesting on December 31, 2012. The option exercise price per share is $0.82.

On October 12, 2012, Dr. Grieves resigned as the director and chairman of the Audit Committee. On October 29, 2012, Mr. Howell resigned as the director and chairman of the Compensation Committee. On the same day, Mr. Cooke resigned as the director and the chairman of the Nominating Committee. On October 30, 2012, Mr. Ross resigned as the Senior Vice President and director. Pursuant to the Independent Director Agreements entered between the Company and each of Mr. Grieves, Mr. Howell and Mr. Cooke, if a director ceases to serve as a director on the Company’s Board at any time and for any reason prior to a grant date associated with any restricted shares, all restricted shares described in the agreements that have not been granted as of such time of cessation of services will not be granted. Accordingly, as none of the directors has exercised their options upon their resignation, the Independent Director Agreements entered between the Company and each of Mr. Grieves, Mr. Howell and Mr. Cooke have been deemed null and void. Pursuant to the Restricted Shares Grant Agreement entered between the Company and Mr. Ross, 290,000 shares were granted to Mr. Ross on April 19, 2012.

Mr. Wang is paid in their capacity as executive officers of the Company and they do not receive any additional compensation for their service as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our voting stock as of January 3, 2013 (i) by each person who is known by us to beneficially own more than 5% of each class our voting stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at No. 1 Jingguang Road, Neiqiu County, Xingtai City, Hebei Province, People’s Republic of China, 054000.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Chaojun Wang	Chairman, Chief Executive Officer, Interim Chief Financial Officer and President	Common Stock	5,100,330(3)	42.1%
Steven Ross	Executive Vice President and Director	Common Stock	290,000(4)	2.4%
Dongmei Pan	Chief Technology Officer	Common Stock	30,000	*
Jeff Cooke	Director	Common Stock	15,000(5)	*
Joseph Howell	Director	Common Stock	15,000(6)	*
All officers and directors as a group (7 persons)		Common Stock	5,500,330	45.4%
5% Security Holders
Merry Success Limited P.O. Box 957 Offshore Incorporation Centre Road Town, Tortola British Virgin Islands		Common Stock	5,100,330	42.1%
Chaojun Wang		Common Stock	5,100,330(3)	42.1%
Xingfang Zhang Zheng No.15 No.33 North Xinhua Road Qiaodong District, Xingtai Hebei Province People’s Republic of China		Common Stock	2,900,825	24.0%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)

A total of 12,105,421 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of January 3, 2013. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)

Includes 5,100,330 shares of our common stock held by Merry Success Limited. Merry Success Limited is owned by Jinhai Guo, however, Chaojun Wang serves as Chief Executive Officer and Director of Merry Success Limited and exercises dispositive control over the shares held by it. On March 18, 2010, prior to the reverse acquisition transaction, Mr. Wang entered into a call option agreement with Jinhai Guo, the sole shareholder of Merry Success Limited, which was the majority shareholder of Kalingon prior to the reverse acquisition, pursuant to which Mr. Wang was granted the right to acquire up to 100% of the shares of Merry Success Limited for fixed consideration within the next three years. The option agreement also provides that Mr. Guo shall not dispose of any of the shares of Merry Success Limited without Mr. Wang’s consent. As a result of the option agreement, right after the reverse acquisition transaction, Mr. Wang beneficially owned a majority of our capital stock and voting power, as well as of Longhai and Longhai Steel Group. Mr. Wang was the beneficial owner of approximately 51% of our capital stock and voting power right after the reverse acquisition, such ownership was subsequently diluted to 42.1% after we issued 1,600,003 shares to certain accredited investors in the private placement closed on June 6, 2012. Mr. Wang was appointed as the Interim Chief Financial Officer on September 17, 2012.

(4)	On April 19, 2012, we granted to Mr. Ross 290,000 restricted shares of our common stock, vesting April 19, 2012.

(5)

On January 11, 2012, we granted to Mr. Cooke a 3-year option to purchase 30,000 shares of our common stock at an exercise price of $0.70 per share, with half vesting on January 11, 2012 and the remaining half vesting on December 31, 2012.

(6)

On May 4, 2012, we granted to Mr. Howell a 3-year option to purchase 30,000 shares of our common stock at an exercise price of $0.70 per share, with half vesting on January 11, 2012 and the remaining half vesting on December 31, 2012.

Changes in Control

We are aware of no arrangements which if consummated may result in a change of control of our Company.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN
CONTROL PERSONS; DIRECTOR INDEPENDENCE

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2010 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  In 2011 and 2010, Longhai purchased production utilities from Longhai Steel Group in the amounts of $3,006,870 and $5,267,131, respectively.

  During 2011 and 2010, Longhai sold to the members of Longhai Steel Group steel scrap in the amount of $7,573,098 and $4,703,287, respectively.

  On August 1, 2011, Longhai entered into a lease agreement with Longhai Steel Group, pursuant to which Longhai leased approximately 90,500 square meters of manufacturing space and all wire making equipment contained in the space. Lease expense for 2011 was $902,434. Longhai also leases a five-story office space and the building which houses our production facilities from the Longhai Steel Group. The rent expense for such facilities for the years ended December 31, 2011 and 2010 was $29,986 and $28,593, respectively.

  On June 30, 2011, we lent $2,941,200 (19 million RMB) to Longhai Steel Group for operational purposes. The term of the loan is two months and bears interest at 0.999% monthly rate. We noted that the loan to related party is in violation to Sarbanes-Oxley Act of 2002, including Section 402’s prohibition against personal loans to directors and executive officers, either directly or indirectly. The loan may subject us and our chief executive officer to possible criminal, civil or administrative sanctions, penalties, or investigations, in addition to potential private securities litigation. The loan has short term of two months and we intended to settle the outstanding loan balance within the time period noted here. By September 13, 2011, the related party has fully repaid the loan to us.

  In May 2010, we placed an order for steel billet with Xingtai Shenrui Trading Company, or Shenrui, a related party under indirect control of Mr. Chaojun Wang, our Chairman and Chief Executive Officer, and gave Shenrui a cash deposit in the amount of $15,244,809 in connection with this order. The order was subsequently cancelled. The cash deposit was returned in full by August 4, 2010. During 2010, we sold $15,450,433 of steel wire to Shenrui.

  In 2011, we purchased $13,498,213 billet directly from Longhai Steel Group. We also made purchases from Longhai Steel Group through independent third party trading companies in the amount of $543,391,510 and $450,299,668 in 2011 and 2010, respectively. As of December 31, 2011 and December 31, 2010, amounts due from Longhai Steel Group are $31,812,188 and $0, respectively.

  In connection with the reverse acquisition, on March 26, 2010 we issued 7,450,000 shares of our common stock (equivalent to 59,600 shares of our common stock on a post-split basis) to Goodwin Ventures, Inc., our controlling stockholder immediately prior to the reverse acquisition, in consideration for its pay off of approximately $90,000 in our liabilities immediately prior to the reverse acquisition.

  We offered customers sales discounts in return for cash deposits. These cash deposits were subsequently loaned to Longhai Steel Group. In consideration for the foregoing loans, we received reimbursements from Longhai Steel Group on sales discounts to third party customers in the amount of $0 and $1,527,203 in the fiscal years ended December 31, 2011 and 2010, respectively. We recorded these reimbursements as earned finance income which is included in net revenue. These cash deposits were repaid in full by Longhai Steel Group at the closing of the reverse merger transaction.

  On March 19, 2010, Kalington Consulting and Longhai entered into the VIE Agreements, pursuant to which Longhai became Kalington Consulting’s contractually controlled affiliate. See “Our Corporate History and Structure—Our Corporate History—VIE Agreements” for a description of the VIE Agreements.

Although we have taken steps to reduce the number of related party transactions with Longhai Steel Group and have implemented safeguards to reduce the potential for related party transactions to benefit Longhai Steel Group to our detriment, any related party transactions between us and Longhai Steel Group may present conflicts of interest for our management. For example, although our facility lease agreement with Longhai Steel Group restricts Longhai Steel Group’s ability to unilaterally terminate or change the terms of the lease, our management—who also manage Longhai Steel Group — could have an incentive to amend these provisions of the lease to remove these protections or to increase lease payments to the benefit of Longhai Steel Group. Similarly, although we purchase our steel billet needs from third parties (which, in turn, purchase from Longhai Steel Group) rather than from Longhai Steel Group directly, Longhai Steel Group could take steps to increase the costs of such billet to our detriment. In particular, Longhai Steel Group is able to supply steel to us less expensively than competitors because, while the base price of steel billet is comparable across the region, (i) Longhai Steel Group’s cost of transporting steel to us is lower given its proximity to us and (ii) Longhai Steel Group can deliver hot steel billet given such proximity, which reduces our energy costs and factors into our calculation of our true steel billet costs. Longhai Steel Group could use this advantage to increase its price to a level that is higher than it would otherwise charge, knowing that the ultimate price to us would remain comparable after factoring in such additional benefits. At the same time, our management could cause us to purchase steel from third parties that purchase from Longhai Steel Group, even where such purchases would not be in our best economic interest.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Director Independence

Dr. Michael Grieves, Mr. Jeff Cooke and Mr. Joseph Howell are independent directors, as the term “independent” is defined by the NASDAQ Marketplace Rules.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are currently authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, of which 12,105,421 shares are issued and outstanding as of the date of this prospectus. Each common share entitles the holder to one vote on all matters submitted to a vote of our stockholders.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating subsidiary in the PRC, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series as may be determined by our Board of Directors, who may establish, from time to time, the number of shares to be included in each series, may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the Board may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control. We currently do not have any preferred stock outstanding.

Warrants

In connection with our private placement completed on June 6, 2012, we issued to certain accredited investors three-year warrants for the purchase of an aggregate of 960,003 shares of common stock. These warrants are exercisable at $1.00 per share (subject to customary adjustments for stock splits and stock dividends).

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our Articles of Incorporation and Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our Company or changing our Board of Directors and management. According to our Bylaws and Articles of Incorporation, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our Board of Directors or for a third party to obtain control of our Company by replacing our Board of Directors.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record, a “resident domestic corporation,” from engaging in various “combination” transactions with any “interested stockholder” unless certain conditions are met or the corporation has elected in its articles of incorporation to not be subject to these provisions.

A “combination” is generally defined to include (a) a merger or consolidation of the resident domestic corporation or any subsidiary of the resident domestic corporation with the interested stockholder or affiliate or associate of the interested stockholder; (b) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, by the resident domestic corporation or any subsidiary of the resident domestic corporation to or with the interested stockholder or affiliate or associate of the interested stockholder having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the resident domestic corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the resident domestic corporation, or (iii) 10% or more of the earning power or net income of the resident domestic corporation; (c) the issuance or transfer in one transaction or series of transactions of shares of the resident domestic corporation or any subsidiary of the resident domestic corporation having an aggregate market value equal to 5% or more of the resident domestic corporation to the interested stockholder or affiliate or associate of the interested stockholder; and (d) certain other transactions with an interested stockholder or affiliate or associate of the interested stockholder.

An “interested stockholder” is generally defined as a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. An “affiliate” of the interested stockholder is any person that directly or indirectly through one or more intermediaries is controlled by or is under common control with the interested stockholder. An “associate” of an interested stockholder is any (a) corporation or organization of which the interested stockholder is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of voting shares of such corporation or organization; (b) trust or other estate in which the interested stockholder has a substantial beneficial interest or as to which the interested stockholder serves as trustee or in a similar fiduciary capacity; or (c) relative or spouse of the interested stockholder, or any relative of the spouse of the interested stockholder, who has the same home as the interested stockholder

If applicable, the prohibition is for a period of two years after the date of the transaction in which the person became an interested stockholder, unless such transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders; and extends beyond the expiration of the two-year period, unless (a) the combination was approved by the board of directors prior to the person becoming an interested stockholder; (b) the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder; (c) the transaction is approved by the affirmative vote of a majority of the voting power held by disinterested stockholders at a meeting called for that purpose no earlier than two years after the date the person first became an interested stockholder; or (d) if the consideration to be paid to all stockholders other than the interested stockholder is, generally, at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus compounded interest and less dividends paid, (ii) the market value per share of common shares on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, plus compounded interest and less dividends paid, or (iii) for holders of preferred stock, the highest liquidation value of the preferred stock, plus accrued dividends, if not included in the liquidation value. With respect to (i) and (ii) above, the interest is compounded at the rate for one-year United States Treasury obligations from time to time in effect.

Applicability of the Nevada business combination law would discourage parties interested in taking control of our company if they cannot obtain the approval of our board of directors. These provisions could prohibit or delay a merger or other takeover or change in control attempt and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We have elected to not be governed by the Nevada business combination provisions.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada, unless the corporation has elected to not be subject to these provisions.

The control share statute prohibits an acquirer of shares of an issuing corporation, under certain circumstances, from voting its shares of a corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: (a) one-fifth or more but less than one-third, (b) one-third but less than a majority, and (c) a majority or more, of the outstanding voting power. Generally, once a person acquires shares in excess of any of the thresholds, those shares and any additional shares acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have opted out of the control share statutes, and, provided the “opt out” election remains in place, we will not be subject to the control share statutes.

The effect of the Nevada control share statute is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

Transfer Agent and Registrar

Our independent stock transfer agent is Interwest Transfer Company, Inc. Their mailing address is 1981 Murray Holladay Road, Suite 100, Salt Lake City, UT 84117, and their phone number is (801) 272-9294.

SHARES ELIGIBLE FOR FUTURE SALE

The 2,560,006 shares of common stock that we are registering for resale by the selling stockholders named in this prospectus will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our common stock has been held for one year.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 2,560,006 shares of our common stock that were issued or are issuable to selling stockholders pursuant to transactions exempt from registration under the Securities Act. All of the common stock offered by this prospectus is being offered by the selling stockholders for their own accounts. The selling stockholders are divided into three categories: (i) investors from the private placement transaction; and (ii) Network 1 Financial Securities, Inc., or the Placement Agent, who received warrants in connection with their placement agent services.

On June 6, 2012, we completed a private placement transaction with a group of accredited investors, pursuant to which we issued to the investors an aggregate of 1,600,003 shares of our common stock, at a purchase price of $0.75 per share, and three-year warrants for the purchase of an additional 800,002 shares of common stock, exercisable at $1.00 per share (subject to customary adjustments for stock splits and stock dividends). As a result of this private placement, we raised approximately $1.2 million in gross proceeds, which left us with approximately $1.05 million in net proceeds after the deduction of offering expenses in the amount of approximately $150,000. The foregoing securities were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Rule 506 of Regulation D promulgated thereunder.

In connection with the private placement, we agreed to give the investors the right of first refusal in the sale or issuance of our securities. Pursuant to the securities purchase agreement that we entered into with the investors on May 11, 2012, we agreed that, from the date of the agreement until the one (1) year anniversary of the closing date, we will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of our or our subsidiaries’ equity or equity equivalent securities, including, without limitation, any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of common stock or common stock equivalents unless we shall have first complied with the right of first refusal procedures set forth in the securities purchase agreement.

Also in connection with the private placement, we entered into a registration rights agreement with the investors, pursuant to which we are obligated to file a registration statement with the SEC within ninety (90) days following the closing to register the shares of common stock and shares of common stock underlying the warrants issued to the investors. In addition, we agreed to use our commercially reasonable efforts to have the registration statement declared effective as soon as possible thereafter.

NFS served as placement agent in connection with this private placement. As compensation for its services, we paid to NFS a cash commission in the amount of $120,000, representing 10% of the aggregate principal amount of common stock sold in the private placement, and we issued to NFS a three-year warrant to purchase 160,001 shares of our common stock, representing 10% of the aggregate number of shares of common stock issued in the private placement, exercisable at $1.00 per share (subject to customary adjustments for stock splits and stock dividends). The foregoing securities were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Rule 506 of Regulation D promulgated thereunder.

Selling Stockholders

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of ownership in the following table is based upon 12,105,421 shares of common stock outstanding as of January 3, 2013.

All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders, and none of the selling stockholders has held a position as our officer or director, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates. Furthermore, except NFS, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

For additional information, refer to “Security Ownership of Certain Beneficial Owners and Management” above.

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Name	Beneficial Ownership Before the Offering	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(2)
Centrex Capital IBG, Inc. (3)	200,001(7)	200,001	0	*
Centrex Capital IBG, Inc. (3)	600,000(8)	600,000	0	*
Ciano, Thomas & Teresa	50,001(9)	50,001	0	*
Culpepper, Peter & Gina	50,001(10)	50,001	0	*
Fune, Jose	74,100(11)	74,100	0	*
Gabisan, Glenn	30,000(12)	30,000	0	*
Gabisan, Valeriano	60,000(13)	60,000	0	*
Idanan, Lilia	45,000(14)	45,000	0	*
Iroquois Fund(4)	200,000(15)	200,000	0	*
Knapp, Charles Sep IRA	72,000(16)	72,000	0	*
Lopresti, Antonino	15,000(17)	15,000	0	*
Magdangal, Rudolph	22,500(18)	22,500	0	*
Moeller, John & Maria	75,000(19)	75,000	0	*
Murello, Robert	50,001(20)	50,001	0	*
Network 1 Financial Securities, Inc. (5)	160,001(21)	160,001	0	*
Neurological Surgery Associates (6)	50,000(22)	50,000	0	*
Nini, Sebastino	15,000(23)	15,000	0	*
Obias, Erlinda	30,000(24)	30,000	0	*
Robinson, James & Jennifer	100,500(25)	100,500	0	*
Rosenbaum, Michael	100,001(26)	100,001	0	*
Schmitt, Donald	88,800(27)	88,800	0	*
Schwartz, Cheryl	67,500(28)	67,500	0	*
Swikart, Robert	42,000(29)	42,000	0	*
Tuckel, Elliott	30,000(30)	30,000	0	*
Xu, Zhongkai	200,001(31)	200,001	0	*
Zarraga, Antonio & Cynthia	30,000(32)	30,000	0	*
Zarraga, Marc	52,500(33)	52,500	0	*
Zarrage, Isidro	50,100(34)	50,100	0	*
Totals:	2,560,006	2,560,006	0	*

* Less than 1%
(1)	Assumes that all securities offered are sold.
(2)

As of January 3, 2013, a total of 12,105,421 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d- 3(d)(1). For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(3)	Keli Xiao is the managing director of Centrex Capital IBG, Inc. and has voting power and investment power of securities held by Centrex Capital IBG, Inc.
(4)	Joshua Silverman is the director of Iroquois Fund and has voting power and investment power of securities held by Iroquois Fund.

(5)	Damon D. Testaverde is the managing director of Network 1 Financial Securities, Inc. and has voting power and investment power of securities held by Network 1 Financial Securities, Inc.
(6)	James Adametz is the trustee of Neurological Surgery Associates and has voting power and investment power of securities held by Neurological Surgery Associates.
(7)	Including 66,667 shares of Common Stock which may be issued upon exercise of warrants.
(8)	Including 200,000 shares of Common Stock which may be issued upon exercise of warrants.
(9)	Including 16,667 shares of Common Stock which may be issued upon exercise of warrants.
(10)	Including 16,667 shares of Common Stock which may be issued upon exercise of warrants.
(11)	Including 24,700 shares of Common Stock which may be issued upon exercise of warrants.
(12)	Including 10,000 shares of Common Stock which may be issued upon exercise of warrants.
(13)	Including 20,000 shares of Common Stock which may be issued upon exercise of warrants.
(14)	Including 15,000 shares of Common Stock which may be issued upon exercise of warrants.
(15)	Including 66,667 shares of Common Stock which may be issued upon exercise of warrants.
(16)	Including 24,000 shares of Common Stock which may be issued upon exercise of warrants.
(17)	Including 5,000 shares of Common Stock which may be issued upon exercise of warrants.
(18)	Including 7,500 shares of Common Stock which may be issued upon exercise of warrants.
(19)	Including 25,000 shares of Common Stock which may be issued upon exercise of warrants.
(20)	Including 16,667 shares of Common Stock which may be issued upon exercise of warrants.
(21)	Including 160,001 shares of Common Stock which may be issued upon exercise of warrants.
(22)	Including 16,667 shares of Common Stock which may be issued upon exercise of warrants.
(23)	Including 5,000 shares of Common Stock which may be issued upon exercise of warrants.
(24)	Including 10,000 shares of Common Stock which may be issued upon exercise of warrants.
(25)	Including 33,500 shares of Common Stock which may be issued upon exercise of warrants.
(26)	Including 33,333 shares of Common Stock which may be issued upon exercise of warrants.
(27)	Including 29,600 shares of Common Stock which may be issued upon exercise of warrants.
(28)	Including 22,500 shares of Common Stock which may be issued upon exercise of warrants.
(29)	Including 14,000 shares of Common Stock which may be issued upon exercise of warrants.
(30)	Including 10,000 shares of Common Stock which may be issued upon exercise of warrants.
(31)	Including 66,667 shares of Common Stock which may be issued upon exercise of warrants.
(32)	Including 10,000 shares of Common Stock which may be issued upon exercise of warrants.
(33)	Including 17,500 shares of Common Stock which may be issued upon exercise of warrants.
(34)	Including 16,700 shares of Common Stock which may be issued upon exercise of warrants.

We will not receive any proceeds from the sale of any shares by the selling stockholders, but we will receive funds from the exercise of the warrants held by the selling stockholders if and when those warrants are exercised for cash. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately negotiated transactions;
  to cover short sales made after the date that this registration statement is declared effective by the SEC;
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
  a combination of any such methods of sale; and
  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Lewis and Roca LLP, Las Vegas, Nevada.

EXPERTS

Our financial statements as of and for the year ended December 31. 2011 included in this prospectus have been audited by Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The audited financial statements for the fiscal year ended December 31, 2010 included in this prospectus and in the registration statement have been audited by MaloneBailey LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

FINANCIAL STATEMENTS

LONGHAI STEEL INC.
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Longhai Steel Inc. Consolidated Financial Statements for the Three and Nine Months ended September 30, 2012 and 2011	Page(s)
Condensed Consolidated Balance Sheets as of September 30, 2012 (Unaudited) and December 31, 2011	F-1
Condensed Consolidated Statements of Operations and Comprehensive Income for the Three and Nine Months Ended September 30, 2012 and 2011 (Unaudited)	F-2
Condensed Consolidated Statements of Cash Flows for the Nine months Ended September 30, 2012 and 2011 (Unaudited)	F-3
Notes to Unaudited Condensed Financial Statements	F-4-F-18
Longhai Steel Inc. Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010
Report of Independent Registered Public Accounting Firm	F-19
Consolidated Balance Sheets	F-20
Consolidated Statements of Income and Other Comprehensive Income	F-21
Consolidated Statements of Stockholders’ Equity	F-22
Consolidated Statements of Cash Flows	F-23
Notes to Consolidated Financial Statements	F-23-F40

LONGHAI STEEL INC. CONDENSED CONSOLIDATED BALANCE SHEETS
	September 30,	December 31,
	2012	2011
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$943,903	$2,765,153
Accounts receivable	982,881	905,232
Inventory	2,954,852	3,633,190
Advance to suppliers	77,142,658	27,183,336
Tax receivable	370,099	3,643,142
Prepaid expenses	98,895	10,881
Notes receivable	474,196	15,727
Other current assets	1,575,632	2,376,867
Current deferred tax assets	90,915	65,964
Due from related parties	-	32,844,632
Total current assets	84,634,031	73,444,124

Property, plant and equipment, net	20,300,193	22,514,658
Intangible assets, net	35,906	42,463
Non-current deferred tax assets	119,192	53,864
TOTAL ASSETS	$105,089,322	$96,055,109

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$12,566,650	$8,093,254
Advance from customers	16,126,894	19,269,063
Income tax payable	7,891,782	6,467,260
Accrued liabilities	1,138,077	518,295
Tax payable	577,274	594,317
Loan from third party	-	3,625,069
Due to related party	2,690,635	-
Total current liabilities	40,991,312	38,567,258

TOTAL LIABILITIES	40,991,312	38,567,258

STOCKHOLDERS’ EQUITY

Common Stock, .001 par value, 100,000,000 shares authorized, 12,105,421 and 10,050,418 shares issued and outstanding, respectively	12,105	10,050
Additional paid-in capital	4,642,339	3,194,658
Statutory reserve	1,475,198	1,475,198
Accumulated other comprehensive income	4,402,694	4,119,896
Retained earnings	53,565,674	48,688,049
TOTAL STOCKHOLDERS’ EQUITY	64,098,010	57,487,851

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$105,089,322	$96,055,109

Only the assets of the VIE can be used to settle the obligations of the VIE. Conversely, liabilities recognized by the consolidated VIE do not represent additional claims on the Company’s assets; see detailed disclosure in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

LONGHAI STEEL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Revenue
From unrelated party	$93,758,058	$115,898,892	$386,858,763	$404,417,179
From related party	1,057,131	2,861,763	4,219,045	6,358,114
	94,815,189	118,760,655	391,077,808	410,775,293

Cost of revenue	(93,041,038)	(115,899,850)	(378,987,459)	(400,408,290)
Gross profit	1,774,151	2,860,805	12,090,349	10,367,003

General and administrative expenses	(610,521)	(133,552)	(2,118,953)	(1,243,942)
Selling expense	-	-	(400,741)	(5,599)
Impairment on inventory valuation	-	(674,282)	-	(674,282)
Other operation expenses	(993,193)	-	(1,493,530)	-
Income from operations	170,437	2,052,971	8,077,125	8,443,180

Interest income	94,448	2,078	99,203	5,332
Interest expense	(424,281)	(748,113)	(1,312,671)	(2,148,980)
Other income/(expenses)	(2,442)	(1,935)	11,541	(11,340)
Total other income and expenses	(332,275)	(747,970)	(1,201,927)	(2,154,988)

Income before income taxes	(161,838)	1,305,001	6,875,198	6,288,192
Income tax expense	(22,697)	(325,853)	(1,997,573)	(1,608,807)

Net income/(Loss)	$(184,535)	$979,148	$4,877,625	$4,679,385

Earnings/(Loss) per share – basic	$(0.02)	$0.10	$0.45	$0.47
Earnings/(Loss) per share – diluted	$(0.02)	$0.10	$0.44	$0.47

Weighted average shares outstanding – basic	12,105,421	10,000,000	10,936,830	10,000,000
Weighted average shares outstanding – diluted	12,105,421	10,000,000	10,985,783	10,000,000

Comprehensive Income
Net income/(loss)	$(184,535)	$979,148	$4,877,625	$4,679,385
Other comprehensive income/(loss)	(119,447)	468,874	282,798	1,536,979
Comprehensive income/(loss)	$(303,982)	$1,448,022	$5,160,423	$6,216,364

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

LONGHAI STEEL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(UNAUDITED)

	Nine Months Ended September 30,
	2012	2011
Cash flows from operating activities:
Net income	$4,877,625	$4,679,385
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	2,467,854	2,380,390
Deferred tax assets / liabilities	(89,673)	(211,467)
Amortization of intangible assets	3,082	-
Share-based payment expenses	249,736	145,322
Impairment for inventory obsolescence	-	674,282
Changes in operating assets and liabilities:
Accounts receivable	(73,070)	923,072
Notes receivable	(458,389)	(258,216)
Inventory	571,096	(21,307,130)
Advance to suppliers	(49,821,826)	(1,761,003)
Prepaid expenses and other current assets	725,298	6,437,432
Tax receivable	3,271,421	117,183
Due to / from related parties	35,701,398	1,519,935
Accounts payable	4,432,460	127,520
Accrued liabilities	687,341	272,685
Advance from customers	(6,883,039)	11,850,261
Income tax payable	1,391,810	(1,335,609)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(2,946,876)	4,254,042

Cash flows from investing activities:
Cash paid for fixed assets purchased by related party	(70,275)	(615,092)
Cash repaid by related parties	-	3,842,500
Cash paid for software	-	(38,906)
Cash lending to related parties	-	(3,842,500)
Purchase of property and equipment	(7,059)	(65,928)
CASH USED IN INVESTING ACTIVITIES	(77,334)	(719,926)

Cash flows from financing activities:
Cash advance from related parties	-	16,766,878
Cash repayment to related parties	-	(19,232,898)
Proceeds from common stock issued in private placement	1,200,000	-
Borrowing from bank	4,700,063	-
Repayment to bank	(4,700,063)	-
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,200,000	(2,466,020)
Effect of exchange rate changes on cash	2,960	31,733
Net increase/(decrease) in cash and cash equivalents	(1,821,250)	1,099,829

Cash and cash equivalents, beginning balance	2,765,153	293,445
Cash and cash equivalents, ending balance	$943,903	$1,393,274
SUPPLEMENTARY DISCLOSURE:
Interest paid	$1,276,308	$2,143,710
Income tax paid	$692,608	$3,155,819

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

LONGHAI STEEL INC
NOTES TO UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BUSINESS OPERATIONS

Longhai Steel Inc., a Nevada corporation (formerly Action Industries, Inc.) (“we”, “our” or the “Company”) was originally incorporated under the laws of the State of Georgia on December 4, 1995. On March 14, 2008, the Georgia corporation was merged with and into a newly formed Nevada corporation also named Action Industries, Inc. and all of the outstanding shares of the Georgia corporation were exchanged for shares in the surviving Nevada corporation.

On March 26, 2010, the Company completed a reverse acquisition transaction through a share exchange with Kalington Limited (hereafter referred to as “Kalington”), a Hong Kong entity established on November 5, 2009, and its shareholders, whereby the Company acquired 100% of the issued and outstanding capital stock of Kalington in exchange for 10,000 shares of our Series A Preferred Stock which constituted 98.5% of the Company’s issued and outstanding capital stock on an as-converted basis as of and immediately after the consummation of the reverse acquisition. On July 16, 2010, the Company effected a 1-for-125 reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”). Upon the date of the Reverse Stock Split all of the issued and outstanding shares of Series A Preferred Stock automatically converted into 9,850,000 shares of common stock. Following the effectiveness of the Reverse Stock Split and conversion of Series A Preferred Stock into common stock, there were 10,000,418 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding. As a result of the reverse acquisition, Kalington became the Company’s wholly-owned subsidiary and the former stockholders of Kalington became our controlling stockholders. The share exchange transaction with Kalington and the Shareholders, was treated as a reverse acquisition for accounting and financial reporting purposes, with Kalington as the acquirer and the Company as the acquired party. After the reverse acquisition, the Company changed its name to Longhai Steel Inc.

As a result of the reverse acquisition transaction, the Company now owns all of the issued and outstanding capital stock of Kalington.

By virtue of its ownership in Kalington, the Company also owns Kalington Consulting, which is a wholly owned foreign subsidiary of Kalington and effectively and substantially controls Xingtai Longhai Wire Rod Co., Ltd (“Longhai”), a leading producer of steel wire products in northeastern China, through a series of captive agreements known as variable interest agreements (the “VIE Agreements”) with Kalington Consulting.

Immediately prior to the reverse acquisition, the common stock of Kalington was owned by the following persons in the indicated percentages: William Hugh Luckman (3.51%); Wealth Index Capital Group LLC (a US company) (7.3%); K International Consulting Ltd. (a BVI company) (2.08%); Merrill King International Investment Consulting Ltd. (a BVI company) (0.31%); Shanchun Huang (3.12%); Xiucheng Yang (1.53%); Jianxin Wang (0.92%); Xingfang Zhang (29.45%); and Merry Success Limited (a BVI company) (51.78%) . Our former Chief Financial Officer and Director, Dr. Eberhard Kornotzki, directly controls the shares held by K International Consulting Ltd., and Chaojun Wang, our Chief Executive Officer, serves as a director of Merry Success Limited, our principal stockholder after the reverse acquisition, along with Jinhai Guo, its sole shareholder.

Kalington was established on November 5, 2009 in Hong Kong to serve as an intermediate holding company. Chaojun Wang currently serves as the directors of Kalington. Kalington Consulting was established in the PRC on March 18, 2010, and is 100% owned by Kalington. On March 5, 2010, the local government of the PRC issued a certificate of approval regarding the foreign ownership of Kalington Consulting. Chaojun Wang serves as the executive director of Kalington Consulting. Longhai, our operating VIE, was established in the PRC on August 26, 2008, as a result of the carve-out of the division of the Xingtai Longhai Steel Group Co., Ltd (“Longhai Steel Group”), for the purpose of engaging in the production of steel wire. Chaojun Wang serves as the Chairman of the Board of Directors and General Manager of Longhai and owns 80% of the capital stock in Longhai. Longhai’s additional shareholders are Wealth Index International (Beijing) Investment Co., Ltd. (15% owner) and Wenyi Chen (5% owner). Chaojun Wang also owns 80% of the capital stock of and is the chief executive officer of the Longhai Steel Group.

On March 19, 2010, prior to the reverse acquisition transaction, Kalington Consulting and Longhai entered into a series of agreements, the VIE Agreements, pursuant to which Longhai became Kalington Consulting’s variable interest entity. The use of VIE agreements is a common structure used to acquire PRC corporations, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government. The VIE Agreements include:

  A Consulting Services Agreement through which Kalington Consulting has the right to advise, consult, manage and operate Longhai and collect and own all of the net profits of Longhai;

  an Operating Agreement through which Kalington Consulting has the right to recommend director candidates and appoint the senior executives of Longhai, approve any transactions that may materially affect the assets, liabilities, rights or operations of Longhai, and guarantee the contractual performance by Longhai of any agreements with third parties, in exchange for a pledge by Longhai of its accounts receivable and assets;

  a Proxy Agreement under which the three owners of Longhai have vested their collective voting control over Longhai to Kalington Consulting and will only transfer their respective equity interests in Longhai to Kalington Consulting or its designee(s);

  an Option Agreement under which the owners of Longhai have granted to Kalington Consulting the irrevocable right and option to acquire all of their equity interests in Longhai; and

  an Equity Pledge Agreement under which the owners of Longhai have pledged all of their rights, titles and interests in Longhai to Kalinton Consulting to guarantee Longhai’s performance of its obligations under the Consulting Services Agreement.

Pursuant to the VIE Agreements, the Company through its wholly-owned subsidiary, Kalington Consulting, was granted with decision making rights and power over key strategic and operational functions that would significantly impact the Longhai or the VIE’s economic performance, which includes, but is not limited to, advise, consult, manage and operate Longhai and collect and own all of the net profits of Longhai; recommend director candidates and appoint the senior executives of Longhai, approve any transactions that may materially affect the assets, liabilities, rights or operations of Longhai; and guarantee the contractual performance by Longhai of any agreements with third parties Under these agreements, the Company has the absolute and exclusive right to enjoy economic benefits similar to equity ownership through the VIE Agreements with Longhai and their shareholders.

Longhai is deemed to be a VIE since, by design, its total equity investments at risk lack the ability to make decisions about its activities that have a significant effect on its success.

The Company consolidates with the VIE because it is deemed to have a controlling financial interest in the VIE due to its:

a.	Power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and
b.	Obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE.

On March 18, 2010, prior to the reverse acquisition transaction, Mr. Wang entered into a call option agreement, the Merry Success Option Agreement,with Jinhai Guo, the sole shareholder of Merry Success Limited, which was the majority shareholder of Kalingon prior to the reverse acquisition, pursuant to which Mr. Wang was granted the right to acquire up to 100% of the sh ares of Merry Success Limited for fixed consideration within the next three years. The Merry Success Option Agreement al so provides that Mr. Guo shall not dispose of any of the shares of Merry Success Limited without Mr. Wang’s consent. As a result of the Merry Success Option Agreement, right after the reverse acquisition transaction, Mr. Wang beneficially own ed a majority of our capital stock and voting power, as well as of Longhai and Longhai Steel Group. Because of the common control between Kalington, Kalington Consulting and Longhai, for accounting purposes, the acquisition of these entities has been treated as a recapitalization with no adjustment to the historical basis of their assets and liabilities based on Financial Accounting Standards Board (FASB) rules on business combinations and transactions among entities under common control. The restructuring has been accounted for using a manner similar to pooling method of accounting and the operations were consolidated as if the restructuring had occurred as of the beginning of the earliest period presented in our consolidated financial statements and the current corporate structure had been in existence throughout the periods covered by our consolidated financial statements.

Prior to the reverse acquisition of Kalington, the Company was primarily in the business of providing prepaid long distance calling cards and other telecommunication products and was in the development stage and had not commenced planned principal operations. As a result of our reverse acquisition of Kalington, the Company no longer a shell company and active business operations were revived.

All of the Company’s business operations are now conducted through its Hong Kong and Chinese subsidiaries, Kalington and Kalington Consulting, respectively, and controlled affiliate, Longhai. The Company’s principal business is the production of steel wire ranging from 5.5mm to 18mm in diameter. The Company operates two wire production lines which have a combined annual capacity of approximately 1.5 million metric tons (MMT) per year. The Company’s products are sold to a number of distributors who transport the wire to nearby wire processing facilities. The Company’s wire is then further processed by third party wire refiners into a variety of products such as nails, screws, and wire mesh for use in reinforced concrete and fencing. The Company’s facilities and head offices are located in the town of Xingtai in southern Hebei Province.

Longhai leases a five-story office space and the building which houses our production facilities from the Longhai Steel Group, the Company’s related party. Until 2008, Longhai purchased 100% of its steel billet from the Longhai Steel Group. Prior to 2009, the Company purchased our steel billet at a slight discount from Longhai Steel Group, an entity owned and controlled by our CEO, Chaojun Wang. However, since 2009, the Company has purchased steel billet at prevailing market prices from trading companies. While they source their steel billet from local steel manufacturers, including Longhai Steel Group, they provide all of our billets only through Longhai Steel Group. They also function as financing intermediaries to facilitate delivery of steel billets to Longha, The price of the billets has been set through arm’s length negotiations with Longhai Steel Group. Longhai Steel Group is able to supply steel to Longhai less expensively than competitors because, while the base price of steel billet is comparable across the region, (i) Longhai Steel Group’s cost of transporting steel to Longhai is lower given its proximity to Longhai and (ii) Longhai Steel Group can deliver hot steel billet given such proximity, which reduces Longhai’s energy costs and factors into Longhai’s calculation of its true steel billet costs. The Company’s purchasing team monitors and tracks movements in steel billet prices daily and provides regular guidance to management to respond quickly to market conditions and aid in long term business planning. Steel Billet is the principal raw material used in our production of steel wire. Longhai also purchases production utilities from the Longhai Steel Group.

Summarized below is the information related to the consolidated VIE’s assets and liabilities as of September 30, 2012 and December 31, 2011, respectively:

	September 30, 2012	December 31, 2011
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$528,668	$2,658,657
Accounts receivable	982,881	905,232
Inventory	2,954,852	3,633,190
Advance to suppliers	77,142,658	27,183,336
Tax receivable	370,099	3,643,142
Prepaid expenses	23,136	10,881
Notes receivable	474,196	15,727
Other current assets	1,575,632	2,376,867
Current deferred tax assets	90,915	65,964
Due from related parties	-	32,844,632
Total current assets	84,143,037	73,337,628

Property, plant and equipment, net	20,300,193	22,514,658
Intangible assets, net	35,907	42,463
Non-current deferred tax assets	119,191	53,864
TOTAL ASSETS	$104,598,328	$95,948,613

LIABILITIES
Current Liabilities
Accounts payable	12,566,650	8,093,254
Advance from customers	16,126,894	19,269,063
Loan from third party	-	3,625,069
Tax payable	577,274	594,317
Income tax payable	7,891,732	6,467,167
Due to related parties	2,690,635	-
Accrued liabilities	1,037,378	416,485
Total current liabilities	40,890,563	38,465,355
TOTAL LIABILITIES	$40,890,563	$38,465,355

Only the assets of the VIE can be used to settle the obligations of the VIE. Conversely, liabilities recognized by the consolidated VIE do not represent additional claims on the Company’s assets. For the nine months ended September 30, 2012 and 2011 respectively, the financial performance of the VIE reported in the Company’s consolidated statements of income and comprehensive income includes sales of approximately $391,077,808 and $410,775,293, cost of sales of approximately $378,987,459 and $400,408,290, operating expenses of approximately $2,947,800 and $1,923,823, and net income of approximately $5,941,736 and $4,679,385. For the quarter ended September 30, 2012 and 2011 respectively, the financial performance of the VIE reported in the Company’s consolidated statements of income and comprehensive income includes sales of approximately $94,815,189 and $118,760, 655, cost of sales of approximately $93,041,038 and $115,899,850, operating expenses of approximately $1,253,819 and $953,063, and net income of approximately $165,535 and $830,647, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated balance sheet as of December 31, 2011, which has been derived from audited financial statements, and the unaudited interim consolidated financial statements as of September 30, 2012 and for the three and nine months periods ended September 30, 2012 and 2011 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures, which are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), have been condensed or omitted pursuant to such rules and regulations, although we believe that the disclosures made are adequate to provide for fair presentation. The interim financial information should be read in conjunction with the Financial Statements and the notes thereto, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, previously filed with the SEC.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the Company’s consolidated financial position as of September 30, 2012, its consolidated results of operations and cash flows for the three and nine month periods ended September 30, 2012 and 2011, as applicable, have been made. The interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Longhai Steel Inc. and its 100%-owned subsidiary Kalington and variable interest entity (“VIE”) Longhai as of September 30, 2012 and December 31, 2011, and for the three and nine months ended September 30, 2012 and 2011. All significant inter-company accounts and transactions were eliminated in consolidation. Certain prior period numbers are reclassified to conform to current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include revenues; the allowance for doubtful receivables; recoverability of the carrying amount of inventory; fair values of financial instruments; and the assessment of deferred tax assets or liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from these estimates.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, foreign currency exchange rates and the volatility of public markets.

Concentration of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade and bills receivables. As of September 30, 2012 and December 31, 2011, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to trade receivables, the Company extends credit based on an evaluation of the customer’s financial condition. The Company generally does not require collateral for trade receivables. The Company operates principally in the PRC and grants credit to some of its customers in this geographic region. Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of stockholders’ equity but are excluded from net income. During the periods presented, other comprehensive income includes cumulative translation adjustment from foreign currency translation. In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This guidance improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. The guidance provided by this update becomes effective for annual periods beginning on or after December 15, 2011 and interim and annual periods thereafter. These changes become effective for the Company on January 1, 2012. Other than the change in presentation, management has determined that the adoption of these changes has no material impact on the Company’s Consolidated Financial Statements.

Foreign Currency Transactions

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s PRC subsidiaries is the Renminbi (RMB). Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated into U.S. dollars at exchange rates in effect at the balance sheet date; with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the period.

Transactions denominated in currencies other than the functional currency are translated into the functional currency. The resulting exchange differences are included in the determination of net income of the consolidated financial statements for the respective periods.

The balance sheet amounts at September 30, 2012, with the exception of shareholders’ equity, were translated at the exchange rate of 6.3265 RMB to the U.S. $1.00 compared to the exchange rate of 6.3585 RMB to the U.S. $1.00 at December 31, 2011. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the nine months ended September 30, 2012 and 2011 was 6.3180 RMB and RMB 6.4893 to the U.S. $1.00, respectively. The average translation rates applied to the income statement amounts for three months ended September 30, 2012 and 2011 was RMB 6.3302 and RMB 6.3444 to the U.S. $1.00, respectively.

Translation adjustments resulting from this process are included in "accumulated other comprehensive income" in the consolidated statement of stockholders’ equity and were $4,402,694 and $4,119,896 as of September 30, 2012 and December 31, 2011, respectively.

Cash and Cash Equivalents

For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with original maturity of three months or less, when purchased, to be cash and cash equivalents. The Company maintains cash with various banks and trust companies located in China. Cash accounts are not insured or otherwise protected. Should any bank or trust company holding cash deposits become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash on deposit with that particular bank or trust company.

Accounts Receivable

The Company’s policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Accounts are written off against the allowance when it becomes evident collection will not occur. As of September 30, 2012 and December 31, 2011, the accounts receivable was $982,881 and $905,232, respectively, with no allowance for doubtful accounts balance as of September 30, 2012 and December 31, 2011.

Inventory

Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our inventory requirements generally increase as our projected demand requires; or decrease due to market conditions and product life cycle changes. The Company estimates the demand requirements based on market conditions, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory aging analyses. The Company writes down inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and their estimated net realizable value based upon assumptions about future demand and market conditions. Historically, the actual net realizable value has been close to management’s estimate.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the year of disposal. All ordinary repair and maintenance costs are expensed as incurred. Expenditures for maintenance and repairs are expensed as incurred. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the current period.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of assets as set outlined below.

Estimated Useful Life
Plant and building	20 years
Machinery and equipment	10 years
Office furniture and equipment	10 years
Transportation equipment	5 years

Impairment of Long-Lived Assets

In accordance with ASC 360, “Property, Plant and Equipment”, the Company reviews the carrying values of long-lived assets, including property, plant and equipment and other intangible assets, whenever facts and circumstances indicate that the assets may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs of disposal. For the nine months ended September 30, 2012 and 2011, the Company did not record any impairment loss for long-lived assets.

Revenue Recognition

The Company recognizes sales in accordance with ASC Topic 605 Revenue Recognition. The Company recognizes revenue when the following criteria are met:

(i)	persuasive evidence of an arrangement exists;

(ii)	delivery has occurred or services were rendered;

(iii)	the price to the customer is fixed or determinable and,

(iv)	collection of the resulting receivable is reasonably assured.

Revenue is not recognized until title and risk of loss is transferred to the customer, which occurs upon delivery of goods, and objective evidence exists that customer acceptance provisions were met.

The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer, and the type of specific transaction in each arrangement. Revenues represent the invoiced value of goods, net of value added tax (“VAT”).

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers. Deposits or advance payments from customers prior to delivery of goods and passage of title of goods are recorded as advanced from customers.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740 “Income Taxes”. Under this method, deferred income taxes are recognized for the estimated tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts and each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized when, in management’s opinion, it is more likely than not that some portion of the deferred tax assets will not be realized. The provision for income taxes represents current taxes payable net of the change during the period in deferred tax assets and liabilities.

Earnings (Loss) Per Share

The Company reports earnings (loss) per share in accordance with the provisions of ASC 260 “Earnings Per Share”. ASC 260 requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings (loss) per share. Basic earnings (loss) per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings (loss) per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock using the treasury method.

Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company’s net income (loss) position at the calculation dates. In January 2012, the Company issued 300,000 stock options to the Company’s Senior Vice President Mr. Steve Ross and 100,000 stock options to three independent directors. In April 2012, the 300,000 stock options to the executive officer and 30,000 stock options to a former independent director were cancelled. Meanwhile on April 14, 2012 the Company and Mr. Steve Ross entered into a restricted shares grant agreement (the “Restricted Shares Grant Agreement”) pursuant to which Mr. Ross was granted 290,000 shares of common stock, par value $0.001 (“Common Stock”) with such restricted stock vesting on April 14, 2012, the fair value of the restricted stock equal to the quoted market value on April 14, 2012 of $1.2. For the nine months ended September 30, 2012, these options were dilutive and included in the calculation of diluted earnings per share. For the three months ended September 30, 2012, these options were anti-dilutive and not included in the calculation of earnings per share.

In May 2012, the Company issued 30,000 stock options to a new independent director, the calculated fair value of the grant at grant date was $0.37 each share with a total of $11,100 using Black-Scholes option-pricing model. For the three and nine months ended September 30, 2012, the option granted to the new independent director was anti-dilutive and not included in the calculation of earnings per share.

On May 11, 2012, Longhai Steel Inc. entered into a securities purchase agreement (the “Securities Purchase Agreement ”) with certain accredited investors (the “ Investors ”) pursuant to which the Company agreed to sell to the Investors 1,600,000 units for $0.75 per unit, for total proceeds of $1.2 million. Each unit entitles the Investors to purchase one share of the Company’s common stock at $0.75 per share and a three-year warrant to purchase one-half of one share of common stock at the exercise price of $1.00 per share (the “ Warrants ”). The closing of the transactions occurred on June 6, 2012 upon the fulfillment of closing conditions contained in the Securities Purchase Agreement. The Company uses Black-Scholes option-pricing model to estimate the fair value of the warrants. The fair value of warrants was estimated on the date of grant. Valuation assumptions used in the Black-Scholes model for warrants issued include: (1) discount rate of 1.575% based on United States Treasury yield in effect at the time of the grant, (2) expected term of 3 years as the expiration date of the warrants, (3) expected volatility of 51.9%, and (4) zero expected dividend. The calculated fair value of the grant at grant date was $176,000. No warrants were exercised during the nine months ended September 30, 2012. For the Securities Purchase Agreement , the Company signed an agreement with Network 1 Financial Securities, Inc. (the “Placement Agent) as the placement agent. According to the agreement, at the initial closing, and at each subsequent closing, the Company shall pay to the Placement Agent a commission equal to 10% of the aggregate purchase price of the securities sold by the Placement Agent. The Company will also issue to the Placement Agent or its designees warrants to purchase 10% of the total shares sold in the offering with a $1 exercise price expiring in three years and a cashless exercise option. The Company will also pay to Placement Agent 3% of the offering proceeds as non-accountable expenses. A total of $156,000 cash commission and 160,000 shares of warrants was grant to the Placement Agent. Such commission directly attributable to the offering charged against the gross proceeds of the offering. For the three and nine months ended September 30, 2012, these options were anti-dilutive and not included in the calculation of diluted earnings per share.

Fair Value of Financial Instruments

ASC 820 “Fair Value Measurements and Disclosures”, adopted January 1, 2008, defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current receivables and payables qualify as financial instruments. Management concluded the carrying values are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their stated interest rate approximates current rates available. The three levels are defined as follows:

  Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

  Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes receivables, other receivables, accounts payable, notes payable. Cash and cash equivalents consist primarily of high rated money market funds at a variety of well-known institutions with original maturities of three months or less. Restricted cash represents deposits on account to secure notes payable. Management estimates that the carrying amounts of the non related party financial instruments approximate their fair values due to their short-term nature.

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." This ASU simplifies how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalent as of September 30, 2012 and December 31, 2011 were as follows:

	September 30, 2012	December 31,2011
	(Unaudited)
Cash on hand	$47,210	$5,996
Cash in bank	896,693	2,759,157

Total cash and cash equivalents	$943,903	$2,765,153

NOTE 4 – INVENTORY

Inventory as of September 30, 2012 and December 31, 2011 were as follows:

	September 30, 2012	December 31,2011
	(Unaudited)
Raw material	$345,355	$354,785
Finished goods	159,657	868,348
Spare parts inventory	2,449,840	2,410,057

Total inventory	$2,954,852	$3,633,190

NOTE 5 – ADVANCE TO SUPPLIERS

	September 30, 2012	December 31, 2011
	(Unaudited)
Advance to suppliers	$77,142,658	$27,183,336

Advance to suppliers represents amounts prepaid for raw materials. The advances are applied against amounts due to the supplier as the materials are received.

NOTE 6 – NOTES RECEIVABLE

	September 30, 2012	December 31, 2011
	(Unaudited)
Notes receivable	$474,196	$15,727

Notes receivable represents bank acceptance bills that were not redeemed at the bank. The Company uses bank acceptance bills regularly as method of payment between the Company and its customers. The Company has an internal policy requiring most bank acceptance bills to be redeemed by the end of each calendar year. However, there is no such requirement regarding the end of quarter.

NOTE 7 – OTHER CURRENT ASSETS

	September 30, 2012	December 31, 2011
	(Unaudited)
Unverified input VAT	$1,493,970	$2,376,867
Staff advance	81,662	-

Total other current assets	$1,575,632	$2,376,867

As of September 30, 2012 and December 31, 2011, there was $1,493,970 and $2,376,867 unverified input VAT that represents input VAT amount that were pending verification through local tax bureau.

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT

As of September 30, 2012 and December 31, 2011, property, plant and equipment consisted of the following:

	September 30, 2012	December 31, 2011
	(Unaudited)
Plant and building	$8,069,881	$8,029,268
Machinery and equipment	20,982,760	20,839,312
Office furniture and equipment	9,202,043	9,058,075
Transportation equipment	182,996	182,075

Total property, plant and equipment	38,437,680	38,108,730
Less: accumulated depreciation	(18,137,487)	(15,594,072)

Total property, plant and equipment, net	$20,300,193	$22,514,658

Depreciation for the nine months ended September 30, 2012 and 2011 was $2,467,854 and $2,380,390, respectively. Depreciation for the three months ended September 30, 2012 and 2011 was $822,888 and $804,588, respectively.

NOTE 9 - RELATED PARTY BALANCE AND TRANSACTIONS

Due (to)/ from related parties

As of September 30, 2012 and December 31, 2011, due (to)/ from related parties was summarized as follows:

	September 30, 2012	December 31, 2011
	(Unaudited)
Xingtai Longhai Steel Group Co., Ltd.	$(2,690,635)	$32,844,632

As of September 30, 2012 and December 31, 2011, the advance payments to Longhai Steel Group were $0 and $31,812,188, respectively. The remaining balance includes $1,195,612 received in advance and $1,603,266 on receivable from related party for sales of steel scrap, $297,546 and $365,876 on other receivables from related party, and offset by $1,792,569 and $936,698 on accrued expenses of facility rental to related party.

Related party transactions

Revenue

During the nine months ended September 30, 2012 and 2011, the Company sold scrap metal to Longhai Steel Group in the amount of $4,219,045 and $6,358,114, respectively. During the three months ended September 30, 2012 and 2011, the Company sold scrap metal to members of the Longhai Group in the amount of $1,057,131 and $2,861,763, respectively. These amounts are included in the Company’s income statement as revenue from related party.

Purchase of billet

During the nine months ended September 30, 2012 and 2011, the Company purchased $12,874,129 and $nil billet directly from Longhai Steel Group. The Company also made purchases from Longhai Steel Group through independent third party trading companies in the amount of $345,730,177 and $403,725,352 during nine months ended September 30, 2012 and 2011, respectively. During the three months ended September 30, 2012 and 2011, the Company purchased $nil and $nil directly from Longhai Steel Group. The Company also made purchases from Longhai Steel Group through independent third party trading companies in the amount of $86,103,218 and $139,428,211 during the three months ended September 30, 2012 and 2011, respectively.

Prior to 2009, the Company purchased steel billet at a slight discount from Longhai Steel Group, an entity owned and controlled by our CEO, Chaojun Wang. However, since 2009, the Company has purchased steel billet at prevailing market prices from independent third party trading companies. While they source their steel billet from local steel manufacturers, including Longhai Steel Group, they provide all of the Company’s billets only through Longhai Steel Group. They also function as financing intermediaries to facilitate delivery of steel billets to Longhai. The price of the billets has been set through arm’s length negotiations with Longhai Steel Group and based on the published daily commodity index price. Longhai Steel Group is able to supply steel to Longhai less expensively than competitors because, while the base price of steel billet is comparable across the region, (i) Longhai Steel Group’s cost of transporting steel to Longhai is lower given its proximity to Longhai and (ii) Longhai Steel Group can deliver hot steel billet given such proximity, which reduces Longhai’ s energy costs and factors into Longhai’s calculation of its true steel billet costs. The Company’s purchasing team monitors and tracks movements in steel billet prices daily and provides regular guidance to management to respond quickly to market conditions and aid in long term business planning. Steel Billet is the principal raw material used in the Company’s production of steel wire.

Expenses

During the nine months ended September 30, 2012 and 2011, the Company purchased gas and other utilities from the Longhai Steel Group in the amount of $1,889,770 and $2,610,339, respectively. During the three months ended September 30, 2012 and 2011, the Company purchased gas and other utilities from the Longhai Group in the amount of $390,409 and $1,021,332, respectively.

In addition, the Longhai Steel Group rents office and workshop space to the Company. Rent expense for the nine months ended September 30, 2012 and 2011 was $1,688,479 and $404,042, respectively. Rent expense for the three months ended September 30, 2012 and 2011 was $564,500 and $389,243, respectively.

Short-term loan to related party

On June 30, 2011, the Company lent $3,817,500 or 25 million RMB to its related party, Longhai Steel Group for operational purposes. The term of the loan is two months and bears interest at 0.999% monthly rate. The loan has short term of two months and settled the balance within the time period noted here. By September 3, 2011, the related party had fully repaid the loan to the Company.

NOTE 10 – ADVANCE FROM CUSTOMERS

	September 30, 2012	December 31, 2011
	(Unaudited)
Advance from customers	$16,126,894	$19,269,063

Advance from customers represents amounts received for wire rods. The advances are applied against amounts due from customers as the wire rods are delivered.

NOTE 11 – ACCRUED LIABILITIES

As of September 30, 2012 and December 31, 2011, the accrued liabilities of the Company were summarized as follows:

	September 30, 2012	December 31, 2011
	(Unaudited)
Accrued liabilities:
– payroll payable	$363,661	$263,856
– payable for equipment purchased	75,211	144,660
– loan due to 3rd party	553,228	144,660
– others	145,977	109,779
Total of accrued liabilities	$1,138,077	$518,295

NOTE 12 – LOAN FROM THRID PARTY

The Company borrowed funds from a third party vendor in 2011. The annual interest rate on the borrowing is 20% and is due on demand. The total outstanding borrowing balance was $0 and $3,625,069 as of September 30, 2012 and December 31, 2011 respectively. The interest expense incurred for the loan was $274,757 and $551,144 for the nine months ended September 30, 2012 and 2011, respectively.

NOTE 13 - INCOME TAX

Longhai is governed by the Income Tax Law of the PRC, which are generally subject to tax at a statutory rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments.

The following table summarizes the temporary differences which result in deferred tax assets and liabilities as of September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31,2011
	(Unaudited)
Current deferred tax assets:
Expenses deductible in next period	$90,915	$65,964
Total current deferred tax assets	90,915	65,964
Non-current deferred tax assets:
Depreciation of fixed assets	119,192	53,864
Total non-current deferred tax assets	119,192	53,864
Total deferred tax assets	$210,107	$119,828

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the nine months ended September 30, 2012 and 2011:

	2012		2011
	(Unaudited)		(Unaudited)
US statutory rates	34.0%		34.0%
Tax rate difference	(9.0%	)	(9.0%	)
Non deductible expense	4.1%		0.6%
Tax per financial statements	29.1%		25.6%

NOTE 14 – SHAREHOLDERS’ EQUITY

Statutory Reserve

Our PRC subsidiary is required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reach 50% of our PRC subsidiary’s registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends.

Securities Purchase Agreement

On May 11, 2012, Longhai Steel Inc. entered into a securities purchase agreement (the “Securities Purchase Agreement ”) with certain accredited investors (the “ Investors ”) pursuant to which the Company agreed to sell to the Investors 1,600,000 units for $0.75 per unit, for total proceeds of $1.2 million. Each unit entitles the Investors to purchase one share of the Company’s common stock at $0.75 per share and a three-year warrant to purchase one-half of one share of common stock at the exercise price of $1.00 per share (the “ Warrants ”). The total shares issued to the Investors were 1,600,000 (the “ Shares ”), representing approximately 13.3% of the issued and outstanding capital stock of the Company on a fully-diluted basis as of and immediately after consummation of the transactions contemplated by the Securities Purchase Agreement. 800,000 Warrants were issued as a result of the Securities Purchase Agreement, the fair value of the Warrants deducted the additional paid-in capital generated from issuance of the Shares. The closing of the transactions occurred on June 6, 2012 upon the fulfillment of closing conditions contained in the Securities Purchase Agreement.

The Company uses Black-Scholes option-pricing model to estimate the fair value of its warrants. The fair value of warrants was estimated on the date of grant. Valuation assumptions used in the Black-Scholes model for warrants issued include: (1) discount rate of 1.575% based on United States Treasury yield in effect at the time of the grant, (2) expected term of 3 years as the expiration date of the warrants, (3) expected volatility of 51.9%, and (4) zero expected dividend. The calculated fair value of the grant at grant date was $176,000. No warrants were exercised during the nine months ended September 30, 2012.

For the Securities Purchase Agreement, the Company signed an agreement with Network 1 Financial Securities, Inc. (the “Placement Agent) as the placement agent. According to the agreement, at the initial closing, and at each subsequent closing, the Company shall pay to the Placement Agent a commission equal to 10% of the aggregate purchase price of the securities sold by the Placement Agent. The Company will also issue to the Placement Agent or its designees warrants to purchase 10% of the total shares sold in the offering with a $1 exercise price expiring in three years and a cashless exercise option. The Company will also pay to Placement Agent 3% of the offering proceeds as non-accountable expenses. A total of $156,000 cash commission and 160,000 shares of warrants was grant to the Placement Agent. Such commission directly attributable to the offering charged against the gross proceeds of the offering.

Stock award to officers

On April 14, 2012 the “Company” and Mr. Steve Ross, the Company’s Senior Vice President, entered into a restricted shares grant agreement (the “Restricted Shares Grant Agreement”) pursuant to which Mr. Ross was granted 290,000 shares of common stock, par value $0.001 (“Common Stock”) with such restricted stock vesting on April 14, 2012. Meanwhile, the option agreement, dated December 21, 2011, between the Company and Mr. Ross was cancelled. All the remaining fair value of the cancelled option of and the incremental fair value were recorded at the replacement date in April. The total compensation cost was the incremental cost of $26,427 plus the fair value of the cancelled award of $171,533. The calculated fair value was 0.5718 per share with a total of $171,533 using Black-Scholes option-pricing model. The incremental cost of the replacement award of $26,427 equals to the fair value of the new award over the fair value of the original awards at the cancellation date. Fair value of the new awards equal to the quoted market price of the stock on the replacement date, which is $1.2 each share with a total fair value of $348,000, and the fair value of the original awards at the replacement date was $1.072 each share with a total fair value of $321,573.

On April 14, 2012, the Company’s board of directors (the “Board”) approved the issuance of 30,000 shares of the Company’s Common Stock to each of Mr. Heyin Lv, the Company’s Chief Financial Officer, Ms. Dongni Han, the Board Secretary and Ms. Dongmei Pan, the Chief Technology Officer. Using fair market price at the grant date of $1.2 per share at the grant date, the total fair value of the stock grant at the grant date was $108,000.

NOTE 15– STOCK OPTION PLAN

On April 1, 2010, the Company granted a newly appointed executive officer a 5-year option to purchase 200,000 shares of the Company’s common stock. According to the stock option agreement, the option has a per share exercise price equal to $6.00, the fair market value of the stock on the date of grant. Half of the options are immediately exercisable and one-fourth will vest on each anniversary date of the grant over the next two years.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock options. The fair value of options was estimated on the date of grant. Valuation assumptions used in the Black-Scholes option-pricing model for options issued include (1) discount rate of 1.63% based upon United States Treasury yields in effect at the time of the grant, (2) expected term of 2.875 years based upon simplified calculations due to the limited period of time the Company’s equity shares have been publicly traded, (3) expected volatility of 88%, and (4) zero expected dividends. The calculated fair value of the grant at grant date was $664,328.

On July 15, 2011, the executive officer covered by this stock option agreement Dr. Kornotzki resigned as our CFO and director. He did not exercise any of his options within nine months after the resignation. The exercisable and vested options are considered expired and no longer exercisable. And none of the unvested stock option expense was recognized.

On January 1, 2012, the Company granted a newly appointed executive officer a 3-year option to purchase 300,000 shares of the Company’s common stock. According to the stock option agreement, the option has a per share exercise price equal to $0.13 on a cash exercise basis. Half of the options are immediately exercisable and the other half options will vest on December 31, 2012.

On January 11, 2012, the Company granted three newly appointed board directors a 3-year option to purchase 100,000 shares of the Company’s common stock. According to the stock option agreement, the option has a per share exercise price equal to $0.70 on a cash exercise basis. Half of the options are immediately exercisable and the other half options will vest on December 31, 2012.

In April 2012, the 300,000 stock options issued to executive officer and 30,000 stock options issued to an independent director were cancelled.

On May 4, 2012, the Company granted one newly appointed board director a 3-year option to purchase 30,000 shares of the Company’s common stock. According to the stock option agreement, the option has a per share exercise price equal to $0.82 on a cash exercise basis. Half of the options are immediately exercisable and the other half options will vest on December 31, 2012.

The fair value of options was estimated on the date of grant. The calculated fair value of the grant to executive officer at grant date was $171,533 and the calculated fair value of the grant to board directors in January 2012 at grant date was $21,367 using Black-Scholes option-pricing model. Valuation assumptions used in the Black-Scholes option-pricing model for options issued include (1) discount rate of 1.486% based upon China Sovereign Bonds yields in effect at the time of the grant, (2) expected term of 3 years according to the option plan, (3) expected volatility of 55.0%, and (4) zero expected dividends. The calculated fair value of the grant to board director in May 2012 at grant date was $11,100 using Black-Scholes option-pricing model. Valuation assumptions used in the Black-Scholes option-pricing model for options issued include (1) discount rate of 1.486% based upon China Sovereign Bonds yields in effect at the time of the grant, (2) expected term of 3 years based according to the option plan, (3) expected volatility of 55.1%, and (4) zero expected dividends.

During nine months period ended September 30, 2012 and 2011, the stock option expense plus the replacement award expenses recognized was $226,486 and $145,322 respectively. During three months period ended September 30, 2012 and 2011, the stock option expense recognized was $3,951 and $93, respectively.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Social insurance for employees

According to the prevailing laws and regulations of the PRC, the Company is required to cover its employees with medical, retirement and unemployment insurance programs. Management believes that due to the transient nature of its employees, the Company does not need to provide all employees with such social insurances, and has paid the social insurances for the Company’s employees who have completed three months’ continuous employment with the Company.

In the event that any current or former employee files a complaint with the PRC government, the Company may be subject to making up the social insurances as well as administrative fines. As the Company believes that these fines would not be material, no provision has been made in this regard.

Tax issues

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities.

Lease commitment

Longhai leases land, office building and a steel wire production facility from its related party, Longhai Steel Group, the Company’s related party. The lease of land and office building started from October 1, 2008, with no specific lease period, the annual rent is $29,986. The lease of steel wire production facility started from August 1, 2011, the term of the lease is 5 years with annual payment of $2,212,914.

Lease commitment for steel wire production facility is as follows:

Amount
Within 1 year	$2,212,914
1 year to 2 years	2,212,914
2 years to 3 years	2,212,914
3 years to 4 years	1,844,095

Total	$8,482,837

NOTE 17 - MAJOR CUSTOMERS AND MAJOR VENDORS

The Company generated 18% and 15.8% of its revenues from two customers for the nine months ended September 30, 2012 and 2011 respectively. The following table lists customers whose sales amount is above 10% of total sales.

	Nine Months Ended September 30,
	2012		2011
Sales to customer A	$63,118,350	16%	$71,909,130	18%

Sales to customer B	$7,270,852	2%	$75,416,990	18%

Longhai purchased all its steel billets directly or indirectly through vendors from Longhai Steel Group, a related party during the nine months ended September 2012 and 2011.

NOTE 18 – OTHER OPERATION EXPENSES

In the first quarter of 2012, the leased production line at Longhai PRC was temporarily closed for January and reopened in February because of insufficient customer demand and shortage of steel billet supply during Chinese New Year period. Again, in the third quarter of 2012, the line was shut down due to insufficient material supply. A total of $1,493,530 of manufacturing overhead expense was charged to other operation expenses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Longhai Steel, Inc.

We have audited the accompanying consolidated balance sheet of Longhai Steel, Inc. (the “Company”) as of December 31, 2011, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of  internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ Marcum Bernstein &Pinchuk LLP

New York, New York
March 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Longhai Steel Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Longhai Steel Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2010 and the related consolidated statements of operations and comprehensive income, change in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements and the financial statement footnotes are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Longhai Steel Inc. as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement footnotes, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/MALONEBAILEY, LLP

www.malone-bailey.com
Houston, Texas
March 14, 2011

F19

LONGHAI STEEL INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010

	As of December 31,
	2011	2010

ASSETS
Current Assets
Cash and cash equivalents	$2,765,153	$293,445
Accounts receivable, net	905,232	908,327
Inventory, net	3,633,190	8,500,770
Advances to suppliers	27,183,336	36,690,325
Tax receivable	3,048,825	276,638
Prepaid expenses	10,881	10,465
Notes receivable	15,727	226,867
Other current assets	2,376,867	6,350,750
Current deferred tax assets	65,964	74,976
Due from related parties	32,844,632	-
Total current assets	72,849,807	53,332,563

Property, plant and equipment, net	22,514,658	24,648,690
Intangible assets	42,463	-
Non-current deferred tax assets	53,864	-
TOTAL ASSETS	$95,460,792	$77,981,253

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$8,093,254	$8,355,457
Advances from customers	19,269,063	15,692,067
Income tax payable	6,467,260	5,701,872
Accrued liabilities	518,295	2,209,976
Loan from third party	3,625,069	-
Due to related party	-	1,531,755
Total current liabilities	37,972,941	33,491,127

Non-current deferred tax liabilities	-	170,686
TOTAL LIABILITIES	37,972,941	33,661,813

STOCKHOLDERS’S EQUITY
Common Stock, .001 par value, 100,000,000 shares authorized, 10,050,418 shares and 10,000,000 shares issued and outstanding, respectively	10,050	10,000
Additional paid-in capital	3,194,658	3,173,897
Statutory reserve	1,475,198	1,475,198
Accumulated other comprehensive income	4,119,896	2,166,544
Retained earnings	48,688,049	37,493,801
TOTAL STOCKHOLDERS’ EQUITY	57,487,851	44,319,440

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$95,460,792	$77,981,253

Only the assets of the VIE can be used to settle the obligations of the VIE. Conversely, liabilities recognized by the consolidated VIE do not represent additional claims on the Company’s assets, see detailed disclosure in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

LONGHAI STEEL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Year Ended December 31,
	2011	2010

Revenue	$608,038,370	$475,022,529
From unrelated party	600,465,272	454,868,809
From related party	7,573,098	20,153,720
Cost of revenue	(589,318,547)	(456,446,007)
Gross profit	18,719,823	18,576,522

General and administrative expenses	(1,603,272)	(2,408,214)
Income from operations	17,116,551	16,168,308

Interest income	8,619	5,047
Interest expense	(2,382,054)	(876,492)
Other expenses	(39,008)	(9,598)
Total other income and expenses	(2,412,443)	(881,043)

Income before income taxes	14,704,108	15,287,265
Income tax expense	(3,509,860)	(3,951,602)

Net income	$11,194,248	$11,335,663

Net Income per share – basic and diluted	$1.12	$1.14

Weighted average shares outstanding – basic and diluted	10,001,401	9,965,068

Comprehensive Income
Net income	$11,194,248	$11,335,663
Other comprehensive income	1,953,352	1,359,726
Comprehensive income	$13,147,600	$12,695,389

The accompanying notes are an integral part of these consolidated financial statements.

LONGHAI STEEL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Statutory	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Income	Total
Balance December 31, 2009	9,850,000	$9,850	$2,655,041	$-	$806,818	$27,633,336	$31,105,045

Issuance of shares for reverse merger	150,000	150	(150)	-	-	-	-
Stock-based compensation	-	-	519,006	-	-	-	519,006
Allocation of statutory reserve	-	-	-	1,475,198	-	(1,475,198)	-
Foreign currency translation	-	-	-	-	1,359,726	-	1,359,726
Net income	-	-	-	-	-	11,335,663	11,335,663
Balance December 31, 2010	10,000,000	$10,000	$3,173,897	$1,475,198	$2,166,544	$37,493,801	$44,319,440
Issuance of common stock	50,418	50	-	-	-	-	50
Stock-based compensation	-	-	20,761	-	-	-	20,761
Foreign currency translation	-	-	-	-	1,953,352	-	1,953,352
Net income	-	-	-	-	-	11,194,248	11,194,248

Balance December 31, 2011	10,050,418	$10,050	$3,194,658	$1,475,198	$4,119,896	$48,688,049	$57,487,851

The accompanying notes are an integral part of these consolidated financial statements.

LONGHAI STEEL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Year Ended December 31,
	2011	2010
Cash flows from operating activities:
Net income	$11,194,248	$11,335,663
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Depreciation	3,197,237	3,035,963
Deferred taxes	(219,351)	(1,280,927)
Stock based compensation	20,761	519,006
Changes in operating assets and liabilities:
Accounts receivable	39,280	(866,783)
Inventory	5,206,220	(5,877,616)
Advance to suppliers	10,968,601	(19,999,427)
Prepaid expenses and other current assets	4,226,875	(6,190,173)
Tax receivable	(3,724,511)	1,323,731
Due to / from related parties	(30,665,935)	1,738,889
Accounts payable	(595,055)	(7,520,512)
Accrued liabilities	(879,439)	(1,899,225)
Advance from customers	2,951,880	(18,226,423)
Income tax payable	538,246	3,215,403
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,259,057	(40,692,431)

Cash flows from investing activities:
Cash received from related parties	-	42,410,230
Cash lent to related parties	(2,941,200)	-
Cash repaid by related parties	2,941,200	-
Cash paid to related party for fixed assets	(885,585)	(1,158,010)
Trade notes receivable	220,178	(221,280)
Purchase of intangible assets	(42,463)	-
Purchase of property, plant and equipment	(132,145)	(167,299)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(840,015)	40,863,641

Cash flows from financing activities:
Cash repayment to related parties	(25,743,286)	(52,852,914)
Cash advance from related parties	22,935,157	52,852,914
Loan from third party	3,625,069	-
CASH PROVIDED BY FINANCING ACTIVITIES	816,940	-
Effect of exchange rate changes on cash	235,726	6,725
Net increase in cash and cash equivalents	2,471,708	177,935

Cash and cash equivalents, beginning balance	293,445	115,510
Cash and cash equivalents, ending balance	$2,765,153	$293,445

NON-CASH TRANSACTIONS
Common stock issuance – non cash	$50	$-
Assumption of VAT Liability from related party	$963,345	$-
SUPPLEMENTARY DISCLOSURE:
Interest paid	$2,382,054	$876,471
Income tax paid	$3,196,123	$2,017,078

The accompanying notes are an integral part of these consolidated financial statements.

LONGHAI STEEL INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BUSINESS OPERATIONS

Longhai Steel Inc., a Nevada corporation (formerly Action Industries, Inc.) (“we”, “our” or the “Company”) was originally incorporated under the laws of the State of Georgia on December 4, 1995. On March 14, 2008, the Georgia corporation was merged with and into a newly formed Nevada corporation also named Action Industries, Inc. and all of the outstanding shares of the Georgia corporation were exchanged for shares in the surviving Nevada corporation.

On March 26, 2010, the Company completed a reverse acquisition transaction through a share exchange with Kalington Limited (hereafter referred to as “Kalington”), a Hong Kong entity established on November 5, 2009, and its shareholders, whereby the Company acquired 100% of the issued and outstanding capital stock of Kalington in exchange for 10,000 shares of our Series A Preferred Stock which constituted 98.5% of the Company’s issued and outstanding capital stock on an as-converted basis as of and immediately after the consummation of the reverse acquisition. On July 16, 2010, the Company effected a 1-for-125 reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”). Upon the date of the Reverse Stock Split all of the issued and outstanding shares of Series A Preferred Stock automatically converted into 9,850,000 shares of common stock. Following the effectiveness of the Reverse Stock Split and conversion of Series A Preferred Stock into common stock, there were 10,000,000 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding. As a result of the reverse acquisition, Kalington became the Company’s wholly-owned subsidiary and the former stockholders of Kalington became our controlling stockholders. The share exchange transaction with Kalington and the Shareholders, was treated as a reverse acquisition for accounting and financial reporting purposes, with Kalington as the acquirer and the Company as the acquired party. After the reverse acquisition, the Company changed its name to Longhai Steel Inc.

As a result of the reverse acquisition transaction, the Company now owns all of the issued and outstanding capital stock of Kalington.

By virtue of its ownership in Kalington, the Company also owns Kalington Consulting, which is a wholly owned foreign subsidiary of Kalington and effectively and substantially controls Longhai, a leading producer of steel wire products in northeastern China, through a series of captive agreements known as variable interest agreements (the “VIE Agreements”) with Kalington Consulting.

Immediately prior to the reverse acquisition, the common stock of Kalington was owned by the following persons in the indicated percentages: William Hugh Luckman (3.51%); Wealth Index Capital Group LLC (a US company) (7.3%); K International Consulting Ltd. (a BVI company) (2.08%); Merrill King International Investment Consulting Ltd. (a BVI company) (0.31%); Shanchun Huang (3.12%); Xiucheng Yang (1.53%); Jianxin Wang (0.92%); Xingfang Zhang (29.45%); and Merry Success Limited (a BVI company) (51.78%) . Our former Chief Financial Officer and Director, Dr. Eberhard Kornotzki, directly controls the shares held by K International Consulting Ltd., and Chaojun Wang, our Chief Executive Officer, serves as a director of Merry Success Limited, our principal stockholder after the reverse acquisition, along with Jinhai Guo, its sole shareholder.

Kalington was established on November 5, 2009 in Hong Kong to serve as an intermediate holding company. Chaojun Wang currently serves as the directors of Kalington. Kalington Consulting was established in the PRC on March 18, 2010, and is 100% owned by Kalington. On March 5, 2010, the local government of the PRC issued a certificate of approval regarding the foreign ownership of Kalington Consulting. Chaojun Wang serves as the executive director of Kalington Consulting. Longhai, our operating VIE, was established in the PRC on August 26, 2008, as a result of the carve-out of the division of the Longhai Steel Group, for the purpose of engaging in the production of steel wire. Chaojun Wang serves as the Chairman of the Board of Directors and General Manager of Longhai and owns 80% of the capital stock in Longhai. Longhai’s additional shareholders are Wealth Index International (Beijing) Investment Co., Ltd. (15% owner) and Wenyi Chen (5% owner). Chaojun Wang also owns 80% of the capital stock of and is the chief executive officer of the Longhai Steel Group.

On March 19, 2010, prior to the reverse acquisition transaction, Kalington Consulting and Longhai entered into a series of agreements, the VIE Agreements, pursuant to which Longhai became Kalington Consulting’s variable interest entity. The use of VIE agreements is a common structure used to acquire PRC corporations, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government. The VIE Agreements include:

  A Consulting Services Agreement through which Kalington Consulting has the right to advise, consult, manage and operate Longhai and collect and own all of the net profits of Longhai;

  an Operating Agreement through which Kalington Consulting has the right to recommend director candidates and appoint the senior executives of Longhai, approve any transactions that may materially affect the assets, liabilities, rights or operations of Longhai, and guarantee the contractual performance by Longhai of any agreements with third parties, in exchange for a pledge by Longhai of its accounts receivable and assets;

  a Proxy Agreement under which the three owners of Longhai have vested their collective voting control over Longhai to Kalington Consulting and will only transfer their respective equity interests in Longhai to Kalington Consulting or its designee(s);

  an Option Agreement under which the owners of Longhai have granted to Kalington Consulting the irrevocable right and option to acquire all of their equity interests in Longhai; and • an Equity Pledge Agreement under which the owners of Longhai have pledged all of their rights, titles and interests in Longhai to Kalinton Consulting to guarantee Longhai’s performance of its obligations under the Consulting Services Agreement.

On March 18, 2010, prior to the reverse acquisition transaction, Mr. Wang entered into a call option agreement, the Merry Success Option Agreement, with Jinhai Guo, the sole shareholder of Merry Success Limited, pursuant to which, Mr. Wang has the right to acquire up to 100% or the shares of Merry Success Limited for fixed consideration within the next three years. The Merry Success Option Agreement also provides that Mr. Guo shall not dispose any of the shares of Merry Success Limited without Mr. Wang’s consent. As a result of the Merry Success Option Agreement, Chaojun Wang, our Chief Executive Officer, beneficially owns a majority of our capital stock and voting power, as well as of Longhai and the Longhai Steel Group. Because of the common control between Kalington, Kalington Consulting and Longhai, for accounting purposes, the acquisition of these entities has been treated as a recapitalization with no adjustment to the historical basis of their assets and liabilities based on Financial Accounting Standards Board (FASB) rules on business combinations and transactions among entities under common control. The restructuring has been accounted for using a manner similar to pooling method of accounting and the operations were consolidated as if the restructuring had occurred as of the beginning of the earliest period presented in our consolidated financial statements and the current corporate structure had been in existence throughout the periods covered by our consolidated financial statements.

Prior to the reverse acquisition of Kalington, the Company was primarily in the business of providing prepaid long distance calling cards and other telecommunication products and was in the development stage and had not commenced planned principal operations. As a result of our reverse acquisition of Kalington, the Company no longer a shell company and active business operations were revived.

All of the Company’s business operations are now conducted through its Hong Kong and Chinese subsidiaries, Kalington and Kalington Consulting, respectively, and controlled affiliate, Longhai. The Company’s principal business is the production of steel wire ranging from 6mm to 10mm in diameter. The Company operates two wire production lines which have a combined annual capacity of approximately nine hundred thousand tons per year. The Company’s products are sold to a number of distributors who transport the wire to nearby wire processing facilities. The Company’s wire is then further processed by third party wire refiners into a variety of products such as nails, screws, and wire mesh for use in reinforced concrete and fencing. The Company’s facilities and head offices are located in the town of Xingtai in southern Hebei Province.

Kalington was established in Hong Kong on November 5, 2009 to serve as an intermediate holding company. Chaojun Wang currently serves as the director of Kalington. Kalington Consulting was established in the PRC on March 18, 2010.

Longhai PRC was originally formed on August 26, 2008 as a carve-out from the Longhai Steel Group of companies. Chaojun Wang serves as the Chairman of the Board of Directors and General Manager of Longhai PRC and owns 80% of the capital stock of Longhai PRC. Longhai PRC’s additional shareholders are Wealth Index International (Beijing) Investment Co., Ltd. (15% owner) and Wenyi Chen (5% owner). Chaojun Wang also owns 80% of the capital stock of and is the Chief Executive Officer of the Longhai Steel Group.

Longhai leases a five-story office space and the building which houses our production facilities from the Longhai Steel Group, the Company’s related party. Until 2008, Longhai purchased 100% of its steel billet from the Longhai Steel Group. Prior to 2009, the Company purchased our steel billet at a slight discount from Longhai Steel Group, an entity owned and controlled by our CEO, Chaojun Wang. However, since 2009, the Company has purchased steel billet at prevailing market prices from trading companies. While they source their steel billet from local steel manufacturers, including Longhai Steel Group, they provide all of our billets only through Longhai Steel Group. They also function as financing intermediaries to facilitate delivery of steel billets to Longhai, The price of the billets has been set through arm’s length negotiations with Longhai Steel Group. Longhai Steel Group is able to supply steel to Longhai less expensively than competitors because, while the base price of steel billet is comparable across the region, (i) Longhai Steel Group’s cost of transporting steel to Longhai is lower given its proximity to Longhai and (ii) Longhai Steel Group can deliver hot steel billet given such proximity, which reduces Longhai’s energy costs and factors into Longhai’s calculation of its true steel billet costs. The Company’s purchasing team monitors and tracks movements in steel billet prices daily and provides regular guidance to management to respond quickly to market conditions and aid in long term business planning. Steel Billet is the principal raw material used in our production of steel wire. Longhai also purchases production utilities from the Longhai Steel Group.

Prior to the reverse acquisition transaction, Mr. Wang entered into a call option agreement, the Merry Success Option Agreement, with Jinhai Guo, the sole shareholder of Merry Success Limited, pursuant to which, Mr. Wang has the right to acquire up to 100% or the shares of Merry Success Limited for fixed consideration within the next three years. The Merry Success Option Agreement also provides that Mr. Guo shall not dispose any of the shares of Merry Success Limited without Mr. Wang’s consent. As a result of the Merry Success Option Agreement, Chaojun Wang, our Chief Executive Officer, beneficially owns a majority of our capital stock and voting power, as well as of Longhai. Since there is common control between the Company and Longhai PRC, for accounting purposes, the acquisition of Longhai PRC has been treated as a recapitalization with no adjustment to the historical basis of the assets and liabilities of the consolidated company based on Financial Accounting Standards Board (FASB) rules on business combinations and transactions among entities under common control. The restructuring has been accounted for using the “as if” pooling method of accounting and the operations were consolidated as if the restructuring had occurred as of the beginning of the earliest period presented in our consolidated financial statements and the current corporate structure had been in existence throughout the periods covered by our consolidated financial statements.

Summarized below is the information related to the consolidated VIE’s assets and liabilities as of December 31, 2011 and 2010, respectively:

	December 31,
	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	$2,658,657	$191,570
Accounts receivable, net	905,232	908,327
Inventory, net	3,633,190	8,500,770
Advance to suppliers	27,183,336	36,690,323
Tax receivable	3,048,825	276,638
Prepaid expenses	10,881	10,465
Notes receivable	15,727	226,867
Other current assets	2,376,867	6,350,749
Current deferred tax assets	65,964	74,976
Due from related parties	32,844,632	-
Total current assets	72,743,311	53,230,685

Property, plant and equipment, net	22,514,658	24,648,688
Intangible assets	42,463	-
Non-current deferred tax assets	53,864	-
TOTAL ASSETS	$95,354,296	$77,879,373

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$8,093,254	$8,355,457
Advance from customers	19,269,063	15,692,066
Short-term borrowing	3,625,069	-
Income tax payable	6,467,167	5,701,872
Accrued liabilities	416,485	2,107,965
Due to related party	-	1,531,755
Total current liabilities	37,871,038	33,389,115

Non-current deferred tax liabilities	-	170,686

TOTAL LIABILITIES	$37,871,038	$33,559,801

Only the assets of the VIE can be used to settle the obligations of the VIE. Conversely, liabilities recognized by the consolidated VIE do not represent additional claims on the Company’s assets. For the year ended December 31, 2011, the financial performance of the VIE reported in the Company’s consolidated statements of income and comprehensive income includes sales of approximately $ 608,038,370, cost of sales of approximately $ 589,318,547, operating expenses of approximately $ 1,681,844 and net income of approximately $ 11,113,109. For the year ended December 31, 2010, the financial performance of the VIE reported in the Company’s consolidated statements of income and comprehensive income includes sales of approximately $ 475,022,529, cost of sales of approximately $ 456,446,007, operating expenses of approximately $ 1,889,208 and net income of approximately $ 11,854,806.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements as of December 31, 2011 and 2010 and for the years then ended have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

All significant inter-company balances and transactions have been eliminated in consolidation. Certain prior period numbers are reclassified to conform to current period presentation.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Longhai Steel Inc. and its 100%-owned subsidiary Kalington and variable interest entity (“VIE”) Longhai for the year ended December 31, 2011 and 2010. All significant inter-company accounts and transactions were eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those estimates.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade and bills receivables. As of December 31, 2011 and 2010, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC, which management believes are of high credit quality. With respect to trade receivables, the Company extends credit based on an evaluation of the customer’s financial condition. The Company generally does not require collateral for trade receivables and maintains an allowance for doubtful accounts of trade receivables.

The Company operates principally in the PRC and grants credit to its customers in this geographic region. Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income/(loss). Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of stockholders’ equity but are excluded from net income. During the periods presented, other comprehensive income (loss) includes cumulative translation adjustment from foreign currency translation.

Foreign Currency Transactions

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s PRC subsidiaries is the Renminbi (RMB). Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated into U.S. dollars at exchange rates in effect at the balance sheet date; with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. Gains and losses from foreign currency transactions are recorded in other comprehensive income.. The functional currency is the local currency for all non-U.S. subsidiaries.

The balance sheet amounts at December 31, 2011, with the exception of shareholders’ equity, were translated at the exchange rate of 6.3585 RMB to the U.S. $1.00 compared to the exchange rate of 6.6118 RMB to the U.S. $1.00 at December 31, 2010. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December, 2011 and 2010 was 6.4640 RMB and 6.77891 RMB to the U.S. $1.00, respectively.

Translation adjustments resulting from this process are included in “accumulated other comprehensive income” in the consolidated statement of stockholders’ equity and were $4,119,896 and $2,166,544 as of December 31, 2011 and 2010, respectively.

Cash and Cash Equivalents

For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with original maturity of three months or less, when purchased, to be cash and cash equivalents. The Company maintains cash with various banks and trust companies located in China. Cash accounts are not insured or otherwise protected. Should any bank or trust company holding cash deposits become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash on deposit with that particular bank or trust company.

Accounts Receivable

The Company’s policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Accounts are written off against the allowance when it becomes evident collection will not occur. As of December 31, 2011 and 2010, the accounts receivable was $905,232 and $908,327, respectively. There was no allowance for doubtful accounts balance as of December 31, 2011 and 2010.

Inventory

Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requires; or decrease due to market conditions and product life cycle changes. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders on hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and their estimated net realizable value based upon assumptions about future demand and market conditions. Historically, the actual net realizable value closely approximated management’s estimate.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the year of disposal. All ordinary repair and maintenance costs are expensed as incurred. Expenditures for maintenance and repairs are expensed as incurred. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the current period.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of assets as set outlined below.

Estimated Useful Life
Plant and building	20 years
Machinery and equipment	10 years
Office furniture and equipment	10 years
Transportation equipment	5 years

Impairment of Long-Lived Assets

In accordance with ASC 360, “Property, Plant and Equipment”, the Company reviews the carrying values of long-lived assets, including property, plant and equipment and other intangible assets, whenever facts and circumstances indicate that the assets may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs of disposal. For 2011 and 2010, the Company performed an annual impairment review of long-lived assets and concluded that there was no impairment loss.

Revenue Recognition

Revenue Recognition

The Company recognizes sales in accordance with ASC Topic 605 Revenue Recognition.

The Company recognizes revenue when all the four following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services were rendered, (iii) the price to the customer is fixed or determinable and, (iv) collection of the resulting receivable is reasonably assured.

Revenue is not recognized until title and risk of loss is transferred to the customer, which occurs upon delivery of goods, and objective evidence exists that customer acceptance provisions were met.

The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer, and the type of specific transaction in each arrangement. Revenues represent the invoiced value of goods, net of value added tax (“VAT”).

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers. Deposits or advance payments from customers prior to delivery of goods and passage of title of goods are recorded as advances from customers.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740 “Income Taxes”. Under this method, deferred income taxes are recognized for the estimated tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts and each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized when, in management’s opinion, it is more likely than not that some portion of the deferred tax assets will not be realized. The provision for income taxes represents current taxes payable net of the change during the period in deferred tax assets and liabilities.

Earnings Per Share

The Company reports earnings per share in accordance with the provisions of ASC 260 “Earnings Per Share”. ASC 260 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock using the treasury method.

Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company’s net income position at the calculation dates. As of December 31, 2011 and 2010 respectively, the stock options issued to the Company’s former executive of 150,000 shares and 100,000 shares were anti-dilutive and excluded from the calculation of diluted earnings per share.

Fair Value of Financial Instruments

ASC 820 “Fair Value Measurements and Disclosures”, adopted January 1, 2008, defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current receivables and payables qualify as financial instruments. Management concluded the carrying values are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their stated interest rate approximates current rates available. The three levels are defined as follows:

  Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

  Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes receivables, other receivables, accounts payable, notes payable. Cash and cash equivalents consist primarily of high rated money market funds at a variety of well-known institutions with original maturities of three months or less. Restricted cash represents time deposits on account to secure short-term bank loans and notes payable. Management estimates that the carrying amounts of the non related party financial instruments approximate their fair values due to their short-term nature.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820). This updated accounting guidance establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). This guidance includes amendments that clarify the intent about the application of existing fair value measurements and disclosures, while other amendments change a principle or requirement for fair value measurements or disclosures. This guidance is effective for interim and annual periods beginning after December 15, 2011. These changes become effective for the Company on January 1, 2012. Other than the additional disclosure requirements, management has determined that the adoption of these changes will not have a material impact on the Company’s Consolidated Financial Statements.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This guidance improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. The guidance provided by this update becomes effective for annual periods beginning on or after December 15, 2011 and interim and annual periods thereafter. These changes become effective for the Company on January 1, 2012. Other than the change in presentation, management has determined that the adoption of these changes will not have a material impact on the Company’s Consolidated Financial Statements.

The FASB has issued Accounting Standards Update (ASU) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The amendments to the FASB Accounting Standards Codification (Codification) in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Coinciding with the release of ASU No. 2011-11, the IASB has issued Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7).

This amendment requires disclosures about the offsetting of financial assets and financial liabilities common to those in ASU No. 2011-11. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Other than the additional disclosure requirements, management has determined that the adoption of these changes will not have a material impact on the Company’s Consolidated Financial Statements.

In December 2011, the FASB issued Accounting Standards Update 2011-12 (ASU 2011-12), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05. ASU 2011-12 defers the requirement that companies present reclassification adjustments for each component of AOCI in both net income and OCI on the face of the financial statements. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Companies should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. Management has determined that the adoption of these changes will not have a material impact on the Company’s Consolidated Financial Statements.

NOTE 3 – INVENTORY

Inventory as of December 31, 2011 and 2010 were as follows:

	As of December 31,
	2011	2010
Raw material	$354,785	$235,152
Finished goods	2,410,057	6,423,029
Spareparts inventory	868,348	1,842,589
Total inventory	$3,633,190	$8,500,770

NOTE 4 – ADVANCE TO SUPPLIERS

	As of December 31,
	2011	2010
Advance to suppliers	$27,183,336	$36,690,325

Advance to suppliers represents amounts prepaid for raw materials. The advances are applied against amounts due to the supplier as the materials are received.

NOTE 5 – TAX RECEIVABLE

Tax receivable as of December 31, 2011 and 2010 were as follows:

	As of December 31,
	2011	2010
VAT deductable	$3,643,142	$900,740
Other tax payable	(594,317)	(624,102)
Total tax receivable	$3,048,825	$276,638

NOTE 6 – OTHER CURRENT ASSETS

As of December 31, 2011 and 2010, unverified input VAT was $2,376,867 and $6,350,750, respectively. Unverified input VAT represents input VAT amount that were pending verification through local tax bureau. The balance as of December 31, 2011 was fully verified and offset against output VAT in January 2012.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	As of December 31,
	2011	2010
Plant and building	8,029,268	7,721,664
Machinery and equipment	20,839,312	20,014,123
Office furniture and equipment	9,058,075	8,686,807
Transportation equipment	182,075	96,988

Total property, plant and equipment	38,108,730	36,519,582
Less: accumulated depreciation	(15,594,072)	(11,870,892)

Total property, plant and equipment, net	$22,514,658	$24,648,690

Depreciation for the years ended December 31, 2011 and 2010 was $3,197,237 and $3,035,963, respectively.

NOTE 8 - RELATED PARTY BALANCE AND TRANSCATIONS

Due from related parties

As of December 31, 2011 and 2010, due from related parties was summarized as follows:

	As of December 31,
	2011	2010
Xingtai Longhai Steel Group Co., Ltd. (Longhai Steel Group)	$32,844,632	$-

The Company made payment to Longhai Steel Group, a related party under the control of Mr. Wang Chaojun, the Company’s Chief Executive Officer, as advance to suppliers. As of December 31, 2011 and 2010, the advance payments to Longhai Steel Group were $31,812,188 and 0, respectively. The remaining balance includes $1,603,266 on receivable from related party for sales of steel scrap, $365,876 on other receivables from related party and offset by $936,698 on accrued expenses of facility rental to related party.

In 2010, the Company offered customers sales discounts in return for cash deposits. These cash deposits were subsequently loaned to Xingtai Longhai Steel Group Co., Ltd. In consideration for the foregoing loans, the Company received reimbursements from Xingtai Longhai Steel Group Co., Ltd. on sales discounts to third party customers in the amount of $1,527,203 in 2010. The Company recorded these reimbursements as earned finance income which is included in net revenue. In 2011, the Company no longer provided such services to its related parties.

In May 2010 the Company placed an order for steel billet with Xingtai Shenrui Trading Company, a related party under indirect control of Mr. Wang Chaojun, the Company’s Chief Executive Officer and gave Xingtai Shenrui a cash deposit in the amount of $15,244,809 in connection with this order. The order was subsequently cancelled and the cash deposit was returned in full by August 4, 2010. There is no such transaction with Xingtai Shenrui Trading Company in 2011.

Due to related party

The Company purchases gas and other utilities used in the production of steel wire, from Xingtai Longhai Steel Group Co., Ltd., a related party under the control of Mr. Wang Chaojun, the Company’s Chief Executive Officer. Due to related party related to such utilities was summarized as follows:

	As of December 31,
	2011	2010
Xingtai Longhai Steel Group Co., Ltd.	$-	$1,531,755

Related party transactions

Revenue

During the years ended December 31, 2011 and 2010, the Company sold scrap metal to members of the Longhai Group of companies in the amount of $7,573,098 and $4,703,287, respectively. Revenue from the sale of steel wire to Xingtai Shenrui during the years ended December 31, 2011 and 2010, was $0 and $15,450,433, respectively. These amounts are included in the Company’s income statement as revenue.

Purchase of billet

In 2011, the Company purchased $13,498,213 billet directly from Longhai Steel Group. The Company also made purchases from Longhai Steel Group through independent third party trading companies suppliers in the amount of $543,391,510 and $450,299,668 in 2011 and 2010, respectively.

Prior to 2009, the Company purchased our steel billet at a slight discount from Longhai Steel Group, an entity owned and controlled by our CEO, Chaojun Wang. However, since 2009, the Company has purchased steel billet at prevailing market prices from independent third party trading companies. While they source their steel billet from local steel manufacturers, including Longhai Steel Group, they provide all of our billets only through Longhai Steel Group. They also function as financing intermediaries to facilitate delivery of steel billets to Longhai, The price of the billets has been set through arm’s length negotiations with Longhai Steel Group and based on the published daily commodity index price. Longhai Steel Group is able to supply steel to Longhai less expensively than competitors because, while the base price of steel billet is comparable across the region, (i) Longhai Steel Group’s cost of transporting steel to Longhai is lower given its proximity to Longhai and (ii) Longhai Steel Group can deliver hot steel billet given such proximity, which reduces Longhai’s energy costs and factors into Longhai’s calculation of its true steel billet costs. The Company’s purchasing team monitors and tracks movements in steel billet prices daily and provides regular guidance to management to respond quickly to market conditions and aid in long term business planning. Steel Billet is the principal raw material used in our production of steel wire.

Expenses

During the years ended December 31, 2011 and 2010, the Company purchased gas and other utilities from the Longhai Group in the amount of $3,006,870 and $5,267,131, respectively.

In addition, the Longhai Group rents office and workshop space to the Company. Rent expense for the years ended December 31, 2011 and 2010 was $932,420 and $28,593, respectively.

Short-term loan to related party

On June 30, 2011, the company lent $2,941,200 or 19 million RMB to our related party, Xingtai Longhai Steel Group Co. Ltd. for operational purposes. The term of the loan is two months and bears interest at 0.999% monthly rate. We noted the loan to related party is in violation to Sarbanes-Oxley Act of 2002, including Section 402’s prohibition against personal loans to directors and executive officers, either directly or indirectly. The loan may subject us and our chief executive officer to possible criminal, civil or administrative sanctions, penalties, or investigations, in addition to potential private securities litigation. The loan has short term of two months and we intended to settle the outstanding loan balance within the time period noted here. By September 13, 2011, the related party has fully repaid the loan to us.

NOTE 9 - ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER PAYABLES

As of December 31, 2011 and 2010, the accounts payable, advances from customers and accrued liabilities of the Company were summarized as follows:

	As of December 31,
	2011	2010
Accounts payable	$8,093,254	$8,355,457
Advances from customers	19,269,063	15,692,067
Income tax payable	6,467,260	5,701,872

Accrued liabilities and other payables:
– payroll payable	263,856	198,171
– accrued utility	-	103,096
– customer deposits	-	801,790
– payable for equipment purchased	144,660	1,004,907
– others	109,779	102,012
Subtotal of accrued expenses and other payables	$518,295	$2,209,976

NOTE 10 – LOAN FROM THRID PARTY

The company borrowed funds from a third party vendor in 2011. The short-term borrowing does not have a fixed maturity date and is due on demand. The annual interest rate is 20%. The outstanding balance was $3,625,069 and $nil as of December 31, 2011 and 2010 respectively.

NOTE 11 – INTEREST EXPENSE

The Company receives bank acceptances from its customers and discounts the bank acceptances in banks and borrows funds from third parties in order to enhance cash flow. .Interest expense for years ended December 31, 2011 and 2010 as follows:

	Year ended December 31,
	2011	2010
Bank acceptance discount expenses	$1,733,864	$876,492
Other interest expenses	648,190	-
Total interest expenses	$2,382,054	$876,492

NOTE 12 - INCOME TAX

Longhai and Kalington Consulting are governed by the Income Tax Law of the PRC, and are subject to PRC enterprise income tax. Effective from January 1, 2008, the EIT rate of PRC was changed from 33% of to 25%, and applies to both domestic and foreign invested enterprises on income reported in the statutory financial statements after appropriate tax adjustments.

The following table summarizes the temporary differences which result in deferred tax assets and liabilities as of December 31, 2011 and 2010:

	As of December 31,
	2011	2010
Current deferred tax assets:
Payroll deductible in next year	$65,964	$74,976
Total current deferred tax assets	65,964	74,976
Non-current deferred tax assets:
Depreciation of fixed assets	53,864	-
Total non-current deferred tax assets	53,864	-
Total deferred tax assets	$119,828	$74,976

	As of December 31,
	2011	2010
Non-current deferred tax liabilities:
Depreciation of fixed assets	$-	$170,686
Total deferred tax liabilities	$-	$170,686

Net current deferred tax assets	65,964	74,976
Net non-current deferred tax assets	53,864	-
Net non-current deferred tax liabilities	-	170,686

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2011 and 2010:

	2011		2010
US statutory rates	34.0%		34.0%
Tax rate difference	(9.0%	)	(9.0%	)
Non deductible expense/(non-taxable income)	(1.1%	)	0.8%

Tax per financial statements	23.9%		25.8%

NOTE 13– SHAREHOLDERS’ EQUITY

Statutory Reserve

Our PRC subsidiary is required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reach 50% of our PRC subsidiary’s registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends.

NOTE 14– STOCK OPTION PLAN

On April 1, 2010, the Company granted a newly appointed executive officer a 5-year option to purchase 200,000 shares of the Company’s common stock. According to the stock option agreement, the option has a per share exercise price equal to $6.00 on a cash exercise basis. Half of the options are immediately exercisable and one-fourth will vest on each anniversary date of the grant over the next two years.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock options. The fair value of options was estimated on the date of grant. Valuation assumptions used in the Black-Scholes option-pricing model for options issued include (1) discount rate of 1.63% based upon United States Treasury yields in effect at the time of the grant, (2) expected term of 2.875 years based upon simplified calculations due to the limited period of time the Company’s equity shares have been publicly traded, (3) expected volatility of 88%, and (4) zero expected dividends. The calculated fair value of the grant at grant date was $664,328. During 2011, $20,761 was recorded as stock option expense. On July 15, 2011, the executive officer covered by this stock option agreement Dr. Kornotzki resigned as our CFO and director. He did not exercise any of his options within six months after the resignation. The exercisable and vested options are considered expired and no longer exercisable. And none of the unvested stock option expense was recognized..

NOTE 15 – COMMITMENTS AND CONTINGECIES

Lease commitment

Longhai leases land, office building and a steel wire production facility from its related party, Longhai Steel Group, the Company’s related party. The lease of land and office building started from October 1, 2008, as amended, ,with no specific lease period, the annual lease fee is $29,986. The lease of steel wire production facility started from August 1, 2011, the term of the lease is 5 years with annual with payment of $2,165,842.

Lease commitment for steel wire production facility is as follows:

Amount
Within 1 year	$2,165,842
1 year to 2 years	2,165,842
2 year to 3 years	2,165,842
3 years to 4 years	2,165,842
4 years to 5 years	1,263,408
over 5 years	-
Total	$9,926,776

Social insurance for employees

According to the prevailing laws and regulations of the PRC, the Company is required to cover its employees with medical, retirement and unemployment insurance programs. Management believes that due to the transient nature of its employees, the Company does not need to provide all employees with such social insurances, and has paid the social insurances for the Company’s employees who have completed three months’ continuous employment with the Company.

In the event that any current or former employee files a complaint with the PRC government, the Company may be subject to making up the social insurances as well as administrative fines. As the Company believes that these fines would not be material, no provision has been made in this regard.

Tax issues

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities.

NOTE 16 - OPERATING RISKS

(a) Country risk

Currently, the Company’s revenues are primarily derived from the sale of steel wire to customers in the People’s Republic of China (“PRC”). The Company hopes to expand its operations to other countries, however, such expansion has not commenced and there is no assurance that the Company will be able to achieve such expansion. Therefore, a downturn or stagnation in the economic environment of the PRC could have a material adverse effect on the Company’s financial condition.

(b) Products risk

In addition to competing with other manufacturers of steel wires, the Company competes with larger PRC companies which have greater funds available for expansion, marketing, research and development and the ability to attract more qualified personnel. These PRC companies may be able to offer products at a lower price. There can be no assurance the Company will remain competitive should this occur.

(c) Exchange risk

The Company cannot guarantee the Renminbi, US dollar exchange rate will remain steady, therefore the Company could post the same profit for two comparable periods and post higher or lower profit depending on exchange rate of Renminbi and US dollars. The exchange rate could fluctuate depending on changes in the political and economic environments without notice.

(d) Political risk

Currently, PRC is in a period of growth and is openly promoting business development in order to bring more business into PRC. Additionally PRC currently allows a Chinese corporation to be owned by a United States corporation. If the laws or regulations relating to ownership of a Chinese corporation are changed by the PRC government, the Company’s ability to operate the PRC subsidiaries could be affected.

(e) Interest risk

The Company is exposed to interest rate risk arising from short-term variable rate borrowings from time to time. The Company’s future interest expense will fluctuate in line with any change in borrowing rates. The Company does not have any derivative financial instruments as of December 31, 2011 and believes its exposure to interest rate risk is not material.

NOTE 17 - MAJOR CUSTOMERS AND MAJOR SUPPLIERS

The Company generated 40% and 15.8% of its revenues from three customers during the years ended December 31, 2011 and 2010 respectively. The following table lists customers whose sales amount is above 10% of total sales.

Customer Name	Sales 2011	Percentage	Sales 2010	Percentage
Customer A	92,972,492	15%	49,176,417	10.3%
Customer B	76,088,946	13%	25,919,678	5.5%
Customer C	75,671,322	12%	-	-
Total	244,732,760	40%	75,096,095	15.8%

Advance from customer of these three companies accounted for 9.6%, 0.3% and 0 of total balance as of December 31, 2011. As of December 31, 2010, there were no advances from these companies.

Longhai purchased all its steel billets directly or indirectly through vendors from Longhai Steel Group, a related party during 2010 and 2011.

NOTE 18 – RESTRICTED NET ASSET

As all of the Company’s business operations are now conducted through its PRC subsidiary and VIE, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its PRC subsidiary and VIE. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiary and VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiary and VIE included in the Company’s consolidated net assets are also nondistributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Kalington Consulting is subject to the above mandated restrictions on distributable profits. Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Longhai is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2011, net assets restricted in the aggregate, which includes paid-in capital and statutory reserve funds of the Company’s PRC subsidiary and VIE that are included in the Company’s consolidated net assets, was approximately $4.2 million.

The New PRC Enterprise Income Tax (“EIT”) Law, which was effected on January 1, 2008, also imposed a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous EIT law. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% rate. Kalington Consulting is invested by its immediate holding company in Hong Kong and will be entitled to the 5% preferential withholding tax rate upon distribution of the dividends to its immediate holding company.

The ability of the Company’s PRC subsidiaries to make dividends and other payments to the Company may also be restricted by changes in applicable foreign exchange and other laws and regulations.

Foreign currency exchange regulation in China is primarily governed by the following rules:

  Foreign Exchange Administration Rules (1996), as amended in August 2008, or the Exchange Rules;

  Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Currently, under the Administration Rules, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange (the “SAFE”) is obtained and prior registration with the SAFE is made. Foreign-invested enterprises like Kalington that need foreign exchange for the distribution of profits to its shareholders may effect payment from their foreign exchange accounts or purchase and pay foreign exchange rates at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Based on their needs, foreign-invested enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

Although the current Exchange Rules allow the convertibility of Chinese Renminbi into foreign currency for current account items, conversion of Chinese Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency conversion. The Company cannot be sure that it will be able to obtain all required conversion approvals for its operations or the Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese Renminbi in the future. Currently, most of the Company’s retained earnings are generated in Renminbi. Any future restrictions on currency exchanges may limit the Company’s ability to use its retained earnings generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

As of December 31, 2011, there were approximately $49 million retained earnings in the aggregate, which were generated by the Company’s PRC subsidiary and VIE in Renminbi included in the Company’s consolidated net assets, aside from the $1.5 million statutory reserve funds, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit the Company’s PRC subsidiary’ and VIE’s ability to make dividends or other payments in U.S. dollars to the Company, in addition to the approximately $4.2 million restricted net assets discussed above.

NOTE 19 – SUBSEQUENT EVENTS

On January 1, 2012, the Company granted a newly appointed executive officer a 3-year option to purchase 300,000 shares of the Company’s common stock. According to the stock option agreement, the option has a per share exercise price equal to $0.13 on a cash exercise basis. Half of the options are immediately exercisable and the other half options will vest on December 31, 2012.

On January 11, 2012, the Company granted three newly appointed board directors a 3-year option to purchase 100,000 shares of the Company’s common stock. According to the stock option agreement, the option has a per share exercise price equal to $0.70 on a cash exercise basis. Half of the options are immediately exercisable and the other half options will vest on December 31, 2012.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock options. The fair value of options was estimated on the date of grant. The calculated fair value of the grant to executive officer at grant date was $171,533.The calculated fair value of the grant to board directors at grant date was $21,367.

2,560,006 Shares

Common Stock

______________________

PROSPECTUS
______________________

                                    , 2013

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all of these expenses.

Amount to be
paid
SEC Registration Fee	$297.04
Printing Fees and Expenses	100,000
Legal Fees and Expenses	75,000
Accounting Fees and Expenses	10,000
Blue Sky Fees and Expenses	5,000
Transfer Agent and Registrar Fees	3,000
Miscellaneous	3,000
Total	$196,297.04

Item 14. Indemnification of Directors and Officers

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s Articles of Incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our Articles of Incorporation provide that no director or officer shall be personally liable to the corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer except for liability of a director or officer for (i) acts or omissions involving intentional misconduct, fraud, or a knowing violation of law or (ii) payment of dividends in violation of Section 78-300 of the NRS.

Section 78.7502 of the NRS permits a company to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS also precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses and requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. Section 78.751 of NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company if so provided in the corporations articles of incorporation, bylaws, or other agreement. Section 78.751 of the NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws, or other agreement.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our Articles of Incorporation and Bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the NRS by providing that:

  we shall indemnify our directors and officers to the fullest extent permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director;

At the present time, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

On June 6, 2012, we completed a private placement in which we issued and sold to certain accredited investors an aggregate of 1,600,003 shares of our common stock, at a purchase price of $0.75 per share, and three-year warrants for the purchase of an additional 800,002 shares of common stock, exercisable at $1.00 per share (subject to customary adjustments for stock splits and stock dividends). As a result of this private placement, we raised approximately $1.2 million in gross proceeds, which left us with approximately $1.05 million in net proceeds after the deduction of offering expenses in the amount of approximately $150,000. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

NFS served as placement agent in connection with this private placement. As compensation for its services, we paid to NFS a cash commission in the amount of $120,000, representing 10% of the aggregate principal amount of common stock sold in the private placement, and we issued to NFS a three-year warrant to purchase 160,001 shares of our common stock, representing 10% of the aggregate number of shares of common stock issued in the private placement, exercisable at $1.00 per share (subject to customary adjustments for stock splits and stock dividends). The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

On December 21, 2011, we issued 50,000 shares of our common stock to several consultants pursuant to a financial advisory agreement as compensation for their financial advisory service. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

On March 26, 2010, we issued 10,000 shares of our Series A Preferred Stock to the shareholders of Kalington. The total consideration for the 10,000 shares of our Series A Preferred Stock was 10,000 ordinary shares of Kalington, which is all the issued and outstanding capital stock of Kalington. On July 16, 2010, we effected a 1-for-125 reverse split of our outstanding common stock, after which shares of our Series A Preferred Stock owned by the shareholders of Kalington automatically converted into shares of common stock on the basis of 1 share of Series A Preferred Stock for 985 shares of common stock. This resulted in the automatic conversion of the 10,000 outstanding shares of Series A Preferred Stock into 9,850,000 shares of common stock. The number of our shares issued to the shareholders of Kalington was determined based on an arm’s length negotiation. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

On March 26, 2010, we issued 7,450,000 shares of our common stock (equivalent to 59,600 shares of common stock on a post split basis) to Goodwin Ventures, Inc. in consideration for Goodwin Ventures, Inc.’s pay off of approximately $90,000 in liabilities incurred by the Company prior to the reverse merger acquisition. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

On April 1, 2010, we entered into an employment agreement with Dr. Eberhard Kornotzki, pursuant to which Dr. Kornotzki was granted a five-year option to purchase up to 200,000 shares of our common stock on a cash exercise basis at an exercise price of $6.00 per share, with 50% immediately vested and the remaining 50% to vest in two equal portions on March 31, 2011 and on March 31, 2012, respectively. The foregoing issuance was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering.

In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act. The stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instances where we relied on Regulation D are Accredited Investors (as defined in Regulation D) based upon management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 16. Exhibits.

The information required by this item is set forth on the exhibit index that follows the signature page of this Registration Statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to:

File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(a) Include any prospectus required by Section 10(a)(3) of the Securities Act, and

(b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(c) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For determining liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Xingtai City, Hebei Province, China, on the 8th day of January, 2013.

LONGHAI STEEL INC.

By: /s/ Chaojun Wang
        Chaojun Wang
        Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Chaojun Wang, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE	TITLE	DATE

/s/ Chaojun Wang	Chairman and Chief Executive Officer (Principal Executive Officer)	January 8, 2013
Chaojun Wang

/s/ Chaojun Wang	Chief Financial Officer (Principal Financial and Accounting Officer)	January 8, 2013
Chaojun Wang

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Exchange Agreement, dated as of March 26, 2010, among the Company, Kalington Limited, the shareholders of Kalington Limited, Goodwin Ventures, Inc. and Xingtai Longhai Wire Co., Ltd. [incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on March 26, 2010]
3.1	Articles of Incorporation of the Company, as amended to date [incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1 filed by the Company on September 17, 2012]
3.2	Bylaws of the Company, as amended [incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1 filed by the Company on September 17, 2012]
4.1	Form of Registration Rights Agreement, dated May 11, 2012, by and among the Company and certain accredited investors [incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company on June 8, 2012]
4.2	Form of Common Stock Purchase Warrant, dated May 11, 2012 [incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by the Company on June 8, 2012]
4.3	Stock Option Agreement, dated January 11, 2012, by and between the Company and Jeff Cooke [incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on January 12, 2012]
4.4	Stock Option Agreement, dated January 11, 2012, by and between the Company and Michael Grieves [incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on January 12, 2012]
4.5	Stock Option Agreement, dated May 4, 2012, by and between the Company and Joseph Howell [incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on M, 2012]
4.6	Stock Option Agreement, dated December 21, 2011, by and between the Company and Steve Ross [incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Company on January 12, 2012]
4.7	Specimen Common Stock Certificate [incorporated by reference to Exhibit 4.5 of Amendment No. 3 to Registration Statement on Form S-1/A filed by the Company on November 9, 2010]
5*	Opinion of Lewis and Roca LLP as to the legality of the shares
10.1	Form of Securities Purchase Agreement, dated May 11, 2012, by and among the Company and certain accredited investors [incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company on June 8, 2012]
10.2	Consulting Services Agreement, dated March 19, 2010, between Xingtai Kalington Consulting Service Co., Ltd. and Xingtai Longhai Wire Co., Ltd. [incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Company on March 26, 2010]
10.3	Operating Agreement, dated March 19, 2010, between Xingtai Kalington Consulting Service Co., Ltd. and Xingtai Longhai Wire Co., Ltd. [incorporated by reference to Exhibit 10.5 of the Current Report on Form 8- K filed by the Company on March 26, 2010]
10.4	Proxy Agreement, dated March 19, 2010, between Xingtai Kalington Consulting Service Co., Ltd. and Xingtai Longhai Wire Co., Ltd. [incorporated by reference to Exhibit 10.6 of the Current Report on Form 8- K filed by the Company on March 26, 2010]
10.5	Option Agreement, dated March 19, 2010, between Xingtai Kalington Consulting Service Co., Ltd. and Xingtai Longhai Wire Co., Ltd. [incorporated by reference to Exhibit 10.7 of the Current Report on Form 8- K filed by the Company on March 26, 2010]
10.6	Equity Pledge Agreement, dated March 19, 2010, between Xingtai Kalington Consulting Service Co., Ltd. and Xingtai Longhai Wire Co., Ltd. [incorporated by reference to Exhibit 10.8 of the Current Report on Form 8-K filed by the Company on March 26, 2010]
10.7	Purchase Agreement for Steel Billet, dated October 1, 2008, by and between Xingtai Longhai Steel Wire Ltd. and Xingtai Longhai Steel Group Ltd. (English Translation) [incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on March 26, 2010]
10.8	Form of Wire Purchase and Sales Contract (English Translation) [incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on March 26, 2010]
10.9	Lease Agreement, dated August 1, 2011, between Xingtai Longhai Steel Group Co. Ltd. and Xingtai Longhai Steel Group Co., Ltd. (English Translation) [incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on November 14, 2011]
10.10	Lease Agreement, dated October 1, 2008, between Xingtai Longhai Steel Wire Co. Ltd and Xingtai Longhai Steel Group Co. Ltd., as amended (English Translation) [incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on March 26, 2010]
10.11	Employment Agreement, dated August 26, 2008, between Xingtai Longhai Wire Co., Ltd. and Chaojun Wang (English Translation) [incorporated by reference to Exhibit 10.11 of Amendment No. 1 to Registration Statement on Form S-1/A filed by the Company on September 8, 2010]
10.12	Employment Agreement, dated December 21, 2011, by and between the Company and Steven Ross [incorporated by reference to Exhibit 10.8 of the Current Report on Form 8-K filed by the Company on January 12, 2012]
10.13	Restricted Share Grant Agreement, dated April 19, 2012, by and between the Company and Steve Ross [incorporated by reference to Exhibit 10.1of the Current Report on Form 8-K filed by the Company on April 24, 2012]
10.14	Employment Agreement, dated July 15, 2011, by and between the Company and Heyin Lv. [incorporated by reference to Exhibit 10.12 of the Annual Report on Form 10-K filed by the Company on March 29, 2012]
10.15	Independent Director Agreement, dated January 11, 2012, by and between the Company and Jeff Cooke [incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Company on January 12, 2012]
10.16	Independent Director Agreement, dated January 11, 2012, by and between the Company and Michael Grieves [incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by the Company on January 12, 2012]
10.17	Independent Director Agreement, dated January 11, 2012, by and between the Company and Marshall Toplansky [incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by the Company on January 12, 2012]
14	Code of Ethics, adopted on July 19, 2010 [incorporated by reference to Exhibit 14 of the Current Report on Form 8-K filed by the Company on July 20, 2010]
21	Subsidiaries of the Company [incorporated by reference to Exhibit 21 of the Current Report on Form 8-K filed by the Company on March 26, 2010]
23.1*	Consent of Marcum Bernstein & Pinchuk LLP
23.2*	Consent of MaloneBailey LLP
23.3*	Consent of Lewis and Roca LLP, included in Exhibit 5
24*	Power of Attorney (included on the signature page of this registration statement)
99.1	Longhai Steel Inc. Audit Committee Charter [incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on July 20, 2010]
99.2	Longhai Steel Inc. Governance and Nominating Committee Charter [incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company on July 20, 2010]
99.3	Longhai Steel Inc. Compensation Committee Charter [incorporated by reference to Exhibit 99.3 of the Current Report on Form 8- K filed by the Company on July 20, 2010]
101*	Interactive data files pursuant to Rule 405 of Regulation S-T (furnished herewith).